

Annual Report 2022



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-40819

TOAST, INC.
(Exact name of registrant as specified in its charter)

Delaware	**45-4168768**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

**401 Park Drive, Suite 801
Boston, Massachusetts 02215**
(Address of Principal Executive Offices) (Zip Code)

(617) 297-1005
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.000001 per share	TOST	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared to issue its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant on June 30, 2022, the last day of its most recently completed second fiscal quarter, based on the closing price of $12.94 for shares of the Registrant's Class A common stock as reported by the New York Stock Exchange, was approximately $5 billion.
The registrant had outstanding 357,008,583 shares of Class A common stock and 169,821,735 shares of Class B common stock as of February 21, 2022.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2022.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations, financial condition, business strategy, plans and objectives of management for future operations, our market opportunity and the potential growth of that market, our liquidity and capital needs and other similar matters, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would," or the negative of these words or other similar terms or expressions. These forward-looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks, and changes in circumstances that are difficult to predict. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements concerning the following:

- our future financial performance, including our revenue, costs of revenue or expenses, or other operating results;
- our ability to successfully execute our business and growth strategy;
- anticipated trends and growth rates in our business and in the markets in which we operate;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain the security and availability of our platform;
- our ability to increase the number of customers using our platform;
- our ability to retain, and to sell additional products and services to, our existing customers;
- our ability to successfully expand in our existing markets and into new markets;
- our expectations concerning relationships with third parties;
- our estimated total addressable market;
- the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;
- our ability to maintain, protect and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- our ability to successfully defend litigation brought against us;
- our ability to successfully remediate and prevent material weaknesses in internal controls over financial reporting;
- the increased expenses associated with being a public company;
- the impact of global financial, economic, political, and health events such as rising inflation, capital market disruptions, sanctions, economic slowdowns or recessions, or the COVID-19 pandemic on our business and the restaurant industry;
- our ability to compete effectively with existing competitors and new market entrants; and
- our ability to source, finance and integrate companies and assets that we have or may acquire.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K. And while we believe such information provides a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

RISK FACTORS SUMMARY

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition. Additional discussion of the risks included in this summary, and other risks that we face, can be found below and should be carefully considered, together with other information in this Annual Report on Form 10-K in its entirety before making investment decisions regarding our Class A common stock. This summary should not be relied upon as an exhaustive summary of the material risks facing our business.

- If we fail to manage our growth effectively and efficiently, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

- If we do not attract new customers, retain existing customers, and increase our customers' use of our platform, our business will suffer.

- We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

- We have a history of generating net losses, and if we are unable to achieve adequate revenue growth while our expenses increase, we may not achieve or maintain profitability in the future.

- Our operating results depend in significant part on our payment processing services, and the revenue and gross profit we derive from our payment processing activity in a particular period can vary due to a variety of factors.

- Unfavorable conditions in the restaurant industry or the global economy could limit our ability to grow our business and materially impact our financial performance.

- We depend upon third parties to manufacture our products and to supply key components to our products. If these manufacturers or suppliers become unwilling or unable to provide an adequate supply of components, we may not be able to find alternative sources in a timely manner and our business would be impacted.

- Our future revenue will depend in part on our ability to expand the financial technology services we offer to our customers and increase adoption of those services.

- We rely on third-party payment processors to facilitate payments made by guests, payments made to customers, and payments made on behalf of customers, and if we cannot manage risks related to our relationships with our current or future third-party payment processors, our business, financial condition, and results of operations could be adversely affected.

- The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

- A majority of our customers are small- and medium-sized businesses, which can be more difficult and costly to retain than enterprise customers, and are subject to increased impacts of economic fluctuations, which may adversely affect our business and operations.

- We rely in part on revenue from subscription contracts, and because we recognize revenue from subscription contracts over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

- We are responsible for transmitting a high volume of sensitive and personal information through our platform and our success depends upon the security of this platform. Any actual or perceived breach of our system that would result in disclosure of such information could materially impact our business.

- Our success depends upon our ability to continually enhance the performance, reliability, and features of our platform.

- Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

- We are subject to additional risks relating to the financial products we make available to our customers, including relationships with partners, the ability of our customers to generate revenue to pay their obligations under these products, general macroeconomic conditions and the risk of fraud.

- If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose valuable assets or revenue and become subject to costly litigation to protect our rights.

- Our business is subject to a variety of U.S. and international laws and regulations, many of which are unsettled and still developing, and our or our customers' failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or results of operations.

- The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

- The dual-class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our capital stock prior to our initial public offering, including our directors, executive officers and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock.

- Our principal stockholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the company.

- We have identified a material weakness in our internal controls over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

PART I

Item 1. Business

Our Mission

Our mission is to empower the restaurant community to delight their guests, do what they love, and thrive.

Overview

Toast is a cloud-based, all-in-one digital technology platform purpose-built for the entire restaurant community. Our platform provides a comprehensive suite of software as a service, or SaaS, products, financial technology solutions including integrated payment processing, restaurant-grade hardware, and a broad ecosystem of third-party partners. We serve as the restaurant operating system, connecting front of house and back of house operations across dine-in, takeout, and delivery channels. As of December 31, 2022, approximately 79,000 restaurant locations, processing over $92 billion of gross payment volume in the trailing 12 months, partnered with Toast to optimize operations, increase sales, engage guests, and maintain happy employees.

Our Market

The approximately 860,000 restaurant locations in the United States are highly diverse and complex. In general, restaurants operate with low margins, high employee turnover, highly perishable products, and complex regulations. At the same time, the restaurant industry is undergoing foundational changes driven by heightened food cost due to inflation, labor constraints, evolving guest preferences, and the imperative to utilize technology and data to innovate. What was once primarily an on-site experience with antiquated solutions is now becoming an omnichannel experience with restaurants employing technology to enable a range of additional service models, including curbside pick-up, delivery, wholesale, and catering.

Consumer preference towards omnichannel dining options has continued to accelerate following the COVID-19 pandemic. With restaurants operating in an increasingly dynamic environment, it is critical that we provide our customers with the tools they need to drive revenue and best serve their guests. As the diversity of how guests order, where guests eat, and the means guests use to pay continues to grow, restaurants must constantly adapt to support these trends. We have seen this pattern result in an increase in the number of service models restaurants offer, allowing guests to choose the type of service that best suits them.

We believe we are in the early stages of capturing our addressable market opportunity. As of December 31, 2022, the locations on our platform represented less than 10% of the approximately 860,000 restaurant locations in the United States. Similarly, our Annualized Recurring Run-Rate, or ARR, as of December 31, 2022 was only about 2% of our total U.S addressable market opportunity of approximately $55 billion. We see a significant opportunity to increase sales to both new and existing customers, expand the usage of our platform outside the United States, and address the diverse needs of new and existing restaurant industry stakeholders.

Our Products and Platform


Our Products and Platform
toast
Subscription Services
Restaurant Operations and Point of Sale
Digital Ordering & Delivery
Marketing & Loyalty
Team Management
Supply Chain & Accounting
Financial Technology Solutions
Integrated Payment Processing
Financial Technology Products (i.e. Capital, Financing)
Platform Services
Reporting & Analytics
E-commerce
API & Partner Ecosystem

Toast's all-in-one platform powers the entire restaurant community. Our portfolio spans several product categories: restaurant operations & point of sale, digital ordering & delivery, marketing & loyalty, team management, supply chain & accounting, financial technology solutions, and platform & insights. Alongside this platform, our commitment to customer success drives a differentiated customer experience, powers operational innovation, and enables our and our restaurants' long-term growth and success.

As restaurants adopt more of our platform, our solutions work better together to drive even more success for them. For example, as restaurants adopt our digital ordering solutions such as Order & Pay and Online Ordering, they can collect guest data that was previously not available to them. This guest data can then fuel our marketing and loyalty solutions, increasing the likelihood of a return visit to the restaurant, thus helping increase sales or drive more guests to the restaurant's online ordering channel with Toast, eliminating a third-party commission driving incremental margin for the restaurant.

Restaurant Operations & Point of Sale

- *Software*. Our Android-based software has been custom built for the restaurant industry and is the foundation that powers each of our vertically integrated solutions. Our proprietary software enables seamless connectivity across restaurant operations, guests, and employees, and drives a differentiated dining experience.
    - *Toast POS*: Our core software module integrates payment processing with point of sale functionality tailored for the needs of restaurants of all types and sizes. Our products help drive reduced wait times, optimize operations, and seamlessly handle payments. Toast POS is easy to use, leverages consumer technology, allows restaurant employees to quickly get up to speed on the software and seamlessly use it throughout their day. We provide color coded tables and kitchen tickets, mobile alerts, and guest text messaging to help keep restaurant staff on top of their service. For example, when a dish is ready, kitchen staff can alert the server right on their Toast Go or send a text message directly to a guest for a pick-up order.
    - *Toast Invoicing*: Our invoicing product allows restaurants to easily send invoices to customers and collect payment, streamlining operations and simplifying transactions for all types of orders and events.

◦ *Toast Mobile Order & Pay*: Our order and pay solutions allow guests to scan a QR code to browse the menu, order, and pay, all from their mobile device. This allows restaurants to have additional flexibility in staffing while providing a great restaurant experience, driving sales, capturing guest insights, and reducing table turn times.

◦ *Kitchen Display System*: Our proprietary Kitchen Display System software seamlessly connects the front of the house with the kitchen staff. Our software fully integrates all ordering stations with the kitchen, automates firing by prep time, and instantaneously notifies servers when orders are ready.

◦ *Multi-Location Management*: Our Multi-Location Management tool allows our customers to manage and standardize their operations and easily configure menus across multiple locations and channels, including online ordering and delivery. Customers can set location-specific items and prices or keep them consistent across the brand, and centralize data across all locations for a single, clear view of business performance.

• *Hardware*. Our restaurant-grade hardware is custom built to withstand the rigors of a restaurant, combining durability needed for the restaurant environment, with aesthetically pleasing designs and in-store branding, serving as the tool that helps deliver our end-to-end solutions.

◦ *Toast Flex*: Our proprietary hardware can be used for on-counter order and pay, but can also be used as a server station, guest kiosk, kitchen display system, or order fulfillment station, allowing the restaurant to "flex" our hardware to fit their specific needs. Toast Flex comes in different formats optimized for specific use cases and built to stand the real-world environment in a restaurant.

◦ *Toast Go*: Our fully-integrated, handheld POS device enhances the guest experience and improves table turn times through tableside ordering and payment acceptance. Toast Go enables real-time menu updates, accelerated service, easy and accurate ordering, and contactless payments.

◦ *Toast Tap*: Our proprietary card reader supports the acceptance of EMV-contactless payments for payment methods using Near Field Communication, or NFC, technology, EMV-dip payments for payment cards with an integrated chip, and magnetic stripe payments, creating a frictionless experience for our guests.

◦ *Kiosk:* Our proprietary self ordering Kiosk puts guests in control of their dining experience, while freeing up staff to handle other duties.

Digital Ordering & Delivery

• *Toast Online Ordering & Toast TakeOut*: Our commission-free online ordering and consumer Toast TakeOut application simplifies the digital ordering experience for guests, increases order accuracy, and allows restaurants to reduce reliance on third parties for driving online orders. By providing restaurants with a software-based platform to take off-premise orders directly, we reduce phone orders, minimize double entry and other costly errors, and optimize the balance between dine-in and takeout.

• *First-Party Delivery, Toast Delivery Services*: Toast enables restaurants to offer delivery services in a variety of ways that can be tailored to their needs and operations. With first-party delivery, restaurants can manage their own fleet of drivers and customize delivery hours, zones, fees, and minimum ticket sizes. Toast Delivery Services enables restaurants to utilize a partner network of delivery drivers so restaurants can offer delivery to guests without needing their own fleet.

• *Third-Party Delivery Integrations and Orders Hub:* Through Toast Delivery Partners, we provide POS integrations for restaurants using third-party delivery services to streamline order intake, eliminate the need for extra third-party tablets, and sync menus in real-time.

Marketing and Loyalty

* *Loyalty*: Toast has designed a suite of guest-focused products to enhance a restaurant's cash flow by driving further engagement with their guests. Our credit-card linked loyalty program automatically accrues points each time the guest swipes their card and offers can be customized by the restaurant to drive repeat visits and increased spend over time.

* *Email Marketing*: Our data driven insights allow restaurants to easily create and send email campaigns based on POS data such as visit frequency and spending patterns that are automatically built through daily guest interactions across our product suite.

* *Toast Gift Cards*: Toast allows customers to sell gift cards on their website or online ordering site and through physical branded cards.

Team Management

* *Payroll & Team Management*: Employee performance and satisfaction are important elements of a restaurant's success. We have created a centralized hub that streamlines the entire employee onboarding, management, and payroll process. Integrated POS and payroll create a single employee record across systems, allowing for hours, tips, and employee data to synchronize seamlessly and helping managers get valuable time back.

* *Sling for Toast:* Employee management tools, such as Sling for Toast, provide streamlined scheduling and team communication. Through in-app messaging and multi-location team management, Sling for Toast helps restaurants staff more efficiently, better manage labor costs, and increase employee job satisfaction.

* *Toast Pay Card & PayOut:* Toast Pay Card & PayOut allows customers to offer eligible workers instant access to a portion of their tips and wages as soon as their shift ends, or in some cases, the next day.[1]

* *Tips Manager:* Our Tips Manager product automates the tip-pooling process, allowing customers to manage tips in one place, with credit card and cash tips automatically pulled through to Toast Payroll & Team Management.

* *Partner-Enabled Products (Insurance & Benefits)*: Toast offers workers compensation, business owner policy, or BOP, insurance, automated 401k, as well as restaurant-specific add-ons, such as liquor liability insurance, through our partners therefore simplifying the procurement process for restaurants and providing much-requested benefits to their teams.

Supply Chain & Accounting

* xtraCHEF by Toast: xtraCHEF provides a suite of back-office tools for restaurants, including accounts payable automation, inventory management, ingredient price tracker, and recipe costing. xtraCHEF arms operators to take control of rising inventory costs, automate accounts payable, and streamline back-office tasks to help increase overall profitability.

Financial Technology Solutions

* *Payment Processing*: Toast provides a fully-integrated platform that enables our customers to securely accept and process payments, while also providing valuable data-driven insights and driving our guest engagement programs. We maintain competitive and clear pricing, our systems are in compliance with PCI Security Council standards, and our hardware supports EMV and NFC payment technology.

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[1] *Toast Pay Cards are issued by Sutton Bank, Member FDIC, pursuant to license by Mastercard®.*

- *Toast Capital*: Toast Capital offers restaurants access to fast and flexible funding via loans advanced by our bank partner that are repaid along with fees through a daily holdback of credit card receipts. We are uniquely positioned to provide our restaurants with access to capital using patented systems for loan origination that incorporate data science models, historical point of sale data, and payment processing volume, and have created a straightforward process that can deliver urgently needed funds as soon as the next business day.

- *Purchase Financing*: We also offer a number of ways for customers to finance the upfront cost of Toast products, often one of the largest barriers to switching to or purchasing a new POS system. Our programs include access to 0% interest financing and Toast Easy Pay for investments made in Toast products. Toast Easy Pay allows customers to pay for hardware, onboarding and implementation, shipping and handling, and taxes as a percentage of sales with a 180-day lease. The flexibility we offer has had a measurable impact on our rapid location growth.

Platform and Insights

- *Reporting and Analytics*: Our differentiated software and financial technology ecosystem underpins our data collection and analytics capabilities, providing insights and reporting on real-time sales, menu, and labor data, and allowing our customers to analyze their results and improve performance over time. Our cloud-based reporting enables access to performance data regardless of physical location, and our automatic nightly email sends key business metrics directly to our customers, sharing the critical daily insights they need to successfully operate their business. We estimate that on any given day, approximately two-thirds of Toast locations engage with reporting in their restaurant dashboard.

- *Toast Partner Connect and APIs*: Toast's partner ecosystem allows our customers to customize their technology stack to meet their business needs, choosing from a curated portfolio of over 200 partners that deliver a broad spectrum of specialized solutions. Toast Partner Connect is a portal within Toast that allows customers to discover, select, and seamlessly connect their restaurant to our partners. Our suite of bi-directional application programming interfaces, or APIs, connects our partners to our workflows and data, and also allows our customers to connect custom applications and software to our ecosystem.


Our Technology


We empower our customers to take control of their operations by utilizing our proprietary technology that spans across our products. Each of our products is built on Toast's shared platform infrastructure and services. This platform layer provides common capabilities and reusable components, allowing a streamlined, integrated customer experience to be built efficiently by our independent teams.

Our digital technology platform includes:

Software, cloud-based services, and partner ecosystem

- *Reliable cloud services.* Our highly scalable, services-based, multi-tenant architecture runs on Amazon Web Services.

- *Offline POS capabilities.* In the event of an internet or network disruption, Toast's offline POS capabilities provide essential continuity of operations. This capability allows customers to continue to place orders, print tickets and receipts, and take credit card payments. In this offline mode, all credit card information is securely encrypted and stored on the Toast device until it regains connection.

- *Partner APIs.* Toast has curated a portfolio of over 200 restaurant technology partners that utilize Toast APIs to deliver a broad range of specialized solutions.

Payments

Toast provides fast and secure, integrated payment processing through its POS devices, standalone contactless reader, or Toast Tap, and online ordering applications.

- *Security and compliance*. Toast is a PCI-DSS Level 1 service provider and PA-DSS validated payments application. All card processing systems adhere to strict PCI security policies and procedures.

- *Reliability*. We leverage our extensive on-the-ground experience to provide a reliable payments experience that is resilient to issues with restaurants' networks or internet service providers as well as Toast's own cloud platform.

- *Flexible omni-channel capabilities*. Toast provides in-store, digital, and partner payment capabilities. In-store payments through the Toast integrated card reader and Toast Tap support card dipping, tapping, and swiping as well as Apple Pay, Google Pay, and Samsung Pay, with fraud detection capabilities to minimize transaction risks. Using Toast-provided payments across channels simplifies our customers' experience, providing them with a single daily deposit of funds and consolidated reporting for easier accounting.

Hardware

- *User-friendly, durable, and designed to last.* Our custom-designed hardware is pre-configured to enable self-installation with limited support and is created to be spill- and drop-proof with a long battery life to withstand the rigors of the restaurant environment.

- *Device management.* Our hardware utilizes the open-source Android mobile operating system which enables us to freely distribute the operating system to the Toast terminal and handheld devices. Proprietary management tools allow Toast to safely and efficiently upgrade POS software and device firmware as well as to monitor the health of devices across the fleet.


Our Growth Strategy


Our strategy is to continue to invest in areas that align with our customers' needs. We expect that both we and our customers will continue to realize the value of our platform as we scale, make enhancements to our technology, offer more products and services, and help restaurants increase revenue while saving time and money. Toast both drives and benefits from the success of our customers—when restaurants grow, Toast grows through higher payments volume and increased adoption of our full platform.

- **Fuel efficient location growth with both new and existing customers.** Despite our rapid growth and scale, we estimate that our current locations account for less than 10% of restaurant locations in the United States. We expect the restaurant industry to continue to shift toward innovative, digital, cloud-based solutions as restaurants seek to leverage technology to drive more growth and operate more efficiently. We therefore believe there is a substantial opportunity to grow our location footprint. To that end, we intend to invest in our field-based go-to-market engine, customer success through a combination of tailored onboarding services, customer support, and intuitive product design, as well as research and development of new products to serve the evolving needs of restaurants and provide solutions that cater to all segments of the restaurant industry. We also expect to see continued location growth among our existing customers, both as they open new locations and as we continue to roll out the Toast platform to more of our customers' existing locations.

- **Increase adoption of our full suite of products.** We believe that we are well-positioned to sell additional products to our existing customers through a combination of sales and marketing efforts and product-led growth. We believe our all-in-one, integrated platform approach is well-suited to a customer base that has historically struggled to adopt technology at the same pace as other industries due to a lack of dedicated information technology resources.

- **Invest in and expand our product platform.** We intend to further invest in research and development to expand the functionality of our current platform and to broaden the subscription services and financial technology solutions we offer. We believe our proven track record and continued strategy to build products that directly address key pain points for our stakeholders will differentiate us and help grow our addressable market. We also believe we have an opportunity to expand the ways in which we leverage the data on our platform to help our customers succeed.

- **Further develop our partner ecosystem.** Toast's integrated platform currently connects customers to over 200 partners, providing our customers with the tools and features they need to run their business. Today, we have partnerships in place across a spectrum of solutions that include employee management, reservations, inventory, accounting, security, analytics, marketing and customer relationship management, loyalty, mobile pay, gift cards, online ordering, and digital signage. We intend to continue expanding our technology and channel partnerships to deliver even more value to our customers and increase the strategic nature of our platform.

- **Selectively pursue inorganic growth.** We intend to selectively explore inorganic product and technology growth opportunities to build out our portfolio and strengthen our ecosystem advantage. We believe that the scale of our partner ecosystem provides additional visibility into what products would be most valuable to our customers. For example, in July 2022, we announced the acquisition of Sling Inc., or Sling, to empower our customers to simplify scheduling and communication across their team, control their labor costs, and help increase employee satisfaction.

- **Expand internationally.** We believe there is a significant opportunity to expand usage of our platform outside of the United States. This growth strategy is in the early stages and is a long-term initiative. We are in the process of building an international sales team and investing in targeted research and development efforts to address this market opportunity.

Customer Success

Our customer success team supports our customers through their entire lifecycle beginning with onboarding and extending to ongoing customer care, including product enablement and education around industry best practices. We invest in scalable and efficient onboarding solutions that offer a differentiated customer experience. We currently offer on-site, remote, and self-guided implementation options to our customers. To better serve the growing sophistication of our customers and improve the upfront cost burden, we launched a remote onboarding offering in 2019.

We offer multi-channel customer support 24 hours per day, 7 days a week, 365 days per year via chat, phone, or web. We built our entire platform to be cloud-based, so our customer success team can provide seamless support remotely. Due to the all-in-one nature of our platform, we offer restaurants a single point of contact for any issues across their entire technology stack. We invest significantly in customer support and consider these investments to be a key competitive differentiator.

Sales and Marketing

The restaurant industry is a local industry. Restaurant operators purchase everything from food and alcohol to equipment and table linens from individuals that they know and trust. Our sales and marketing motion is designed from the ground up to integrate into this dynamic by combining a high-volume marketing engine with a localized and consultative sales force.

We start with in-market sales teams that are deeply familiar with, and trusted by, the local community. This deep knowledge of the local food and beverage scene provides us with a competitive advantage. Our sales team is organized by three main functional areas: an acquisition team that is focused on new location growth and organized by restaurant size (i.e., number of locations per customer), an upsell team that focuses on expansion into the install base, and a growth team focused on sales enablement and operations.

To generate and capture demand we invest heavily in the primary discovery channels for restaurant operators. We combine our demand generation efforts with pricing and packaging that is designed to increase platform adoption and simplify the buying process for restaurants. This approach provides multiple entry points into the Toast platform ranging from a single terminal point of sale to a multi-product setup for a complex restaurant.

As Toast continues to grow, so does the importance of brand recognition and our investments into strengthening it. This brand recognition will help continue to drive growth in the restaurant community and increase referrals.

Research and Development

Our product development strategy is based on typical inputs such as market and user research, strategy planning, and iterative financial analysis, but it is first and foremost based around our customer obsession and mission of empowering the restaurant community to delight guests, do what they love, and thrive. We believe strongly that this customer obsession and innovation on their behalf is the best long-term product strategy to help our customers outperform, and this strategy drives both the products we build and the partnerships we create within the restaurant ecosystem.

We organize our team with a full-stack development model, integrating product management, engineering, analytics, data science, and design. Our research and development teams are located in the United States, Europe, and India. Each location has a combination of product management, user experience design, software engineering, and quality assurance personnel.

Competition

The market is competitive and evolving rapidly. Our platform combines functionality from numerous product categories, and we therefore compete with a range of providers, including cloud-based point of sale platforms, legacy point of sale platform payments solutions, and point technology providers with products addressing specific front of house or back of house operations. We compete on the basis of a number of factors including:

- the ability to provide an all-in-one software and financial technology platform specifically designed to meet the existing and future technology needs of prospective customers, including comprehensive partner ecosystem integrations;

- product performance, flexibility, durability, ease of use, security, scalability, and reliability;

- brand recognition, reputation, and customer satisfaction;

- the availability and quality of support and other professional services, including the ability to onboard prospective customers in a timely and cost-efficient manner;

- the ability to operate and support all geographic markets specified by the prospective customer; and

- the ability to integrate systems seamlessly and at low costs to provide important data insights.

We believe that we compete favorably with respect to these factors. Furthermore, we expect that our industry will continue to attract new market entrants, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets.

Seasonality

We experience seasonality in our financial technology solutions revenue, which is largely driven by the level of gross payment volume, or GPV, processed through our platform. For example, customers typically have greater sales during the warmer months, though this effect varies regionally. As a result, our financial technology solutions revenue per location has historically been stronger in the second and third quarters. We believe that financial technology solutions revenue from both existing and potential future products will continue to represent a significant proportion of our overall revenue mix, and seasonality will continue to impact our results of operations.

Human Capital Resources

As of December 31, 2022, we had approximately 4,500 employees worldwide. We also engage consultants as needed to support our business and operations from time to time.

Core to our success is our passionate and diverse team of Toasters, led by a skilled and experienced leadership team with a proven track record of scaling leading platforms and organizations. With approximately two-thirds of our employees having previous work experience in the restaurant industry, we are truly driven by a love for amazing food, a love for delightful experiences and a love for the diverse community that restaurants represent. Our Toast values guide our culture, and support a sense of belonging among Toasters. We have not experienced any work stoppages and consider our employee relations to be strong.

Diversity, Equity & Inclusion

At Toast, we power successful restaurants of all sizes. The restaurant industry is one of the most diverse industries and we embrace that diversity by encouraging it within our company. We believe that the success of our business comes only with the success of all our employees.

We bake inclusive principles into our design, build cultural competence and equity in our practices, and ensure opportunities for growth and rewards by investing in developing our managers and employees through a number of live, in-person and self-directed programs.

We offer a number of specialized Diversity, Equity and Inclusion, or DEI, programs and initiatives to equip Toasters with the tools necessary to develop and promote an environment of inclusion and respect that leads to better engagement, productivity, and innovation. These include individual and peer DEI coaching focused on targeted conversations and specific development; DEI programs that build awareness and mitigate bias offered live and as e-learning modules; and specific development for our managers and leaders designed to enable them to build more meaningful and authentic relationships with their teams and create a more inclusive workplace environment.

Our Toasters are directly involved in maintaining an inclusive and equitable culture through our Toast Communities and our Council of Advocates for Equity, which leverage their combined perspectives to advocate for an equitable experience for all, across our business strategy and company culture.

Social Commitment

At Toast, we are committed to supporting causes that solve critical food issues and enrich the food experience for all. Driven by our commitment to local communities, in 2019 we launched a philanthropic branch, Toast.org, dedicated to solving critical food issues that impact communities across the United States. In furtherance of Toast's values and these goals, we have joined the Pledge 1% movement. As a part of this initiative, in each of 2021 and 2022, we transferred 546,889 shares of Class A common stock, which represent our first two annual installments of the total 5,468,890 shares reserved by our Board of Directors as bona fide gifts to a charitable organization to fund our social impact initiatives through Toast.org.

We are also committed to minimizing our environmental footprint in an effort to mitigate climate change and began our efforts by conducting and disclosing our first greenhouse gas inventory in 2022.

Compensation, Well-being and Safety

Toast is committed to supporting employee safety and well-being. We offer competitive compensation and benefits that support our employees' overall well-being, including healthcare, mental health support programs, and parental and family leave, as well as retirement savings and company match.

During the COVID-19 pandemic, we implemented changes to our operations and business practices to prioritize the safety of our Toasters and their families and to continue to deliver on our mission to help the restaurant industry thrive, including hybrid and remote working schedule accommodations, enhanced safety measures, and other tools and resources.

Intellectual Property

We rely on a combination of patent, trade secret, copyright, and trademark laws, a variety of contractual arrangements, such as license agreements, assignment agreements, confidentiality and non-disclosure agreements, and confidentiality procedures and technical measures to gain rights to and protect the intellectual property used in our business.

We have also developed a patent program and a strategy to identify, apply for, and secure patents for innovative aspects of our platform and technology. As of December 31, 2022, we have 50 U.S. patent applications allowed/granted, and in addition we have 17 U.S. patent applications pending. Our issued patents are estimated to expire between 2036 and 2039. Such expiration dates may vary based on a variety of factors, including benefit claims, term adjustments, and/or extensions as well as the timely payment of maintenance fees. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States and other countries to the extent we determine appropriate and cost effective. We also have common law rights in some trademarks and numerous pending trademark applications in U.S. jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.toasttab.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See the sections titled "Risk Factors," including the section(s) titled "Risk Factors—Risks Related to Our Intellectual Property" for a description of the risks related to our intellectual property.

Government Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. As more fully described below, certain of our services also are, or may be in the future, subject to the laws, rules, and regulations that are related to acceptance of credit cards and debit cards, payments services (such as payment processing and settlement services), including laws concerning consumer financial protection, anti-money laundering and escheatment. From time to time, we may launch pilot programs or early-stage products, which may subject us to additional state or federal laws or regulations. We also are, or may be in the future, subject to rules promulgated and enforced by multiple authorities and governing bodies in the United States, including federal, state and local agencies, payment card networks and other authorities, and internationally. These descriptions are not exhaustive, and these laws, regulations, and rules frequently change and are increasing in number.

BSA and FinCEN Regulation

Certain of our payment technology solutions are or may become subject to anti-money laundering laws and regulations under the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, or the BSA. The BSA requires certain financial institutions, including banks and money services business, or MSBs (such as money transmitters), to register with the Treasury Department's Financial Crimes Enforcement Network, or FinCEN, as MSBs and to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records, among other things.

Our subsidiary, Toast Processing Services LLC, or TPS, is registered as an MSB with FinCEN in its capacity as a money transmitter. As an MSB, we are required to maintain a written anti-money laundering program, or AML Program, that meets the standards set forth in the FinCEN regulations implementing the BSA. In addition, our AML Program is designed to address and comply with the Money Laundering Control Act and other U.S. laws and regulations regarding anti-money laundering and countering the financing of terrorism, which we refer to as AML/CFT, and to control for the AML/CFT risks inherent to our business. The AML Program is also designed to prevent our platform from being used to facilitate business with certain individuals, entities, countries, and territories that are targets of economic or trade sanctions, including those imposed by the Treasury Department's Office of Foreign Assets Control.

State Licensing Requirements

Certain of our payment technology solutions are or may become subject to state money transmitter or payroll processor laws and regulations. TPS is licensed as a money transmitter in most states and is seeking licenses to operate as a money transmitter in connection with its payroll processing activities in certain other states. Federal and state money transmitter laws and regulations impose a variety of requirements and restrictions on us, including anti-money laundering program requirements; record-keeping requirements; disclosure requirements; examination requirements; annual or biennial activity reporting and license renewal requirements; notification and approval requirements for changes in our officers, directors, stock ownership or corporate control; permissible investment requirements; capital or minimum net worth requirements; bonding; restrictions on marketing and advertising; qualified individual requirements; anti-money laundering and compliance program requirements; data security and privacy requirements; and review requirements for customer-facing documents.

Additionally, states impose a variety of licensing requirements on entities engaged in certain insurance related activities. Our subsidiary, Toast Insurance Services, Inc., has obtained certain insurance related licenses from a majority of the 50 states plus Washington, D.C. As a result, we are currently subject to a variety of, and may in the future become subject to additional or newly enacted, state insurance laws and regulations in various jurisdictions.

Card Network and NACHA Rules

We rely on our relationships with financial institutions and third-party payment processors to access the payment card networks, such as Visa and Mastercard, which enable our acceptance of credit cards and debit cards, and our ability to explore and offer certain other products. We pay fees to such financial institutions and third-party payment processors for such services. We are required by these third-party payment processors to register with Visa, Mastercard, and other card networks and to comply with the rules and the requirements of these card networks' self-regulatory organizations. The payment networks and their member financial institutions routinely update, generally expand, and modify requirements applicable to our customers, including rules regulating data integrity, third-party relationships, merchant chargeback standards and compliance with the Payment Card Industry Data Security Standard, or PCI DSS. PCI DSS is a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data.

We are also subject to the operating rules of the National Automated Clearing House Association, or NACHA. NACHA is a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions, such as audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations.

State Loan Disclosure Requirements and Other Substantive Lending Regulations

Loans facilitated by Toast Capital are subject to state laws and regulations that impose requirements related to commercial loans, including loan disclosures and terms, credit discrimination, and credit reporting. State advertising, loan brokering, loan servicing, and debt collection laws may apply to the marketing and loan administration services we provide to our bank partner that makes the loans facilitated by Toast Capital.

FTC Act and Unfair and Deceptive Acts and Practices

Section 5 of the Federal Trade Commission Act, or FTC Act, prohibits unfair or deceptive acts or practices. The Federal Trade Commission, or FTC, enforces Section 5 of the FTC Act against non-banks and has a history of pursuing enforcement actions for alleged unfair or deceptive acts or practices in connection with the marketing or servicing of financial products and services that are marketed to consumers or small businesses. The FTC has jurisdiction over us and our business practices.

Payroll Card and On-Demand Pay Regulations

Together with our bank partner, we offer a payroll card, which allows the restaurant's employees to receive wages, tips, and other compensation from their employers. These debit cards are subject to federal and state financial services laws, as well as the payment card network rules and NACHA rules. The Durbin Amendment to the Dodd-Frank Act and its implementing regulation, Regulation II, limit the amount of interchange revenue that the bank partner may receive, and share with us, on transactions made using these cards.

Payroll cards are subject to additional consumer financial regulation under federal law and state law. For example, the Electronic Fund Transfer Act, and its implementing regulation, Regulation E, impose requirements on payroll cards, including requirements related to consumers' rights and liabilities, treatment of funds on lost or stolen cards, error resolution and investigation, upfront fee disclosures, and access to account information. Additionally, state employment and payroll regulations impose regulations on the use of payroll cards to disburse wages and other compensation.

Further, proposals to adopt or change the statutes or regulations affecting on-demand pay services, such as PayOut, may periodically be promulgated by federal or state legislatures and government agencies. If enacted, those proposals could affect PayOut's operating environment in substantial and unpredictable ways. These proposals may impact our ability to offer PayOut in a particular jurisdiction, or at all.

Stored Value Services

Stored value cards, gift cards and electronic gift certificates may trigger various federal and state laws and regulations. The customers who utilize our gift card processing products and services may be subject to these laws and regulations, which may include the Credit Card Accountability Responsibility and Disclosure Act of 2009.

Privacy and Consumer Information Security

In the ordinary course of our business, we access, collect, store, use, transmit and otherwise process certain types of data, including personal information, which subjects us to certain federal and state privacy and information security laws, rules, industry standards and regulations designed to regulate consumer information and data privacy, security and protection, and mitigate identity theft. These laws, some of which are discussed below, impose obligations with respect to the collection, processing, storage, disposal, use, transfer, retention and disclosure of personal information, and, with limited exceptions, give consumers the right to prevent use of their personal information and disclosure of it to third parties. Such laws and regulations are subject to ongoing changes, and a number of new proposed or recently-passed laws or regulations in this area are expected to be applicable to our business.

In addition, under these laws and regulations, including the federal Gramm-Leach-Bliley Act, or GLBA, and Regulation P promulgated thereunder, we must disclose our privacy policy and practices, including those policies relating to the sharing of nonpublic personal information with third parties. The GLBA may restrict the purposes for which we may use personal information obtained from consumers and third parties. We may also be required to provide an opt-out from certain sharing.

Since the California Consumer Privacy Act, or the CCPA, took effect on January 1, 2020, our California business operations have been directly impacted in addition to an indirect impact on our operations nationwide. Subsequently, on January 1, 2023, the California Privacy Rights Act of 2020, an amendment to the CCPA, took effect along with the Virginia Consumer Data Protection Act, or the VCDPA. Additional US state-specific laws in Colorado, Connecticut and Utah will also become effective in 2023. While personal information that we process that is subject to the GLBA is exempt from the CCPA and many of these other state laws, the CCPA, the VCDPA and these additional state laws will regulate other personal information that we collect and process and impose new consumer rights and limitations around personal information.

Additionally, as we grow our business internationally, international privacy legislation such as the European General Data Protection Regulation, or the GDPR, the United Kingdom GDPR (and other local legislation) and Canada's Personal Information Protection and Electronic Documents Act along with provincial legislation will similarly impact our operations.

Channels for Disclosure of Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our website as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission, or the SEC. These reports may be accessed through our website's investor relations page at investors.toasttab.com. Further, the SEC's website, www.sec.gov, contains reports and other information regarding our filings.

Investors, the media, and others should note that we announce material information to the public through filings with the SEC, the investor relations page on our website, press releases and public conference calls and webcasts. The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated under the laws of Delaware in December 2011 under the name Opti Systems, Inc. We changed our name to Toast, Inc. in May 2012. Our principal executive offices are located at 401 Park Drive, Suite 801 Boston, Massachusetts 02215 and our telephone number is (617) 297-1005. Our website address is www.toasttab.com. We do not incorporate the information on or accessible through our website into this Annual Report on Form 10-K, and you should not consider any information on, or that can be accessed through, our website to be part of this Annual Report on Form 10-K. We have included our website address in this Annual Report on Form 10-K solely as an inactive textual reference.

"Toast," our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this Annual Report on Form 10-K are the property of Toast, Inc. Other trademarks and trade names referred to in this Annual Report on Form 10-K are the property of their respective owners.

Item 1A. Risk Factors

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our Class A common stock could decline.

Risks Related to Our Business and Business Development

If we fail to manage our growth effectively and efficiently, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

We have experienced significant growth in recent periods, which puts a strain on our business, operations, and employees. We anticipate that our operations will continue to rapidly expand. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our finance and accounting systems and controls, as well as our information technology, or IT, and security infrastructure. For example, we expect we will need to continue to invest in and seek to enhance our IT systems and capabilities, including with respect to internal information sharing and interconnectivity between various systems within our infrastructure.

We must also attract, train, and retain qualified sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel, and management personnel, without undermining our corporate culture of rapid innovation, teamwork, and attention to customer success that has been central to our growth.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems, or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities, and result in loss of employees and reduced productivity of remaining employees. To support our growth, we expect to continue to invest in sales and marketing to increase sales of our platform and increase awareness of our brand and continue to invest in research and development to increase the functionality of our platform and to introduce additional related products and services. A significant portion of our investments in our sales and marketing and research and development activities will precede the benefits from such investments, and we cannot be sure that we will receive an adequate return on our investments. If our management is unable to effectively and efficiently manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected, and we may be unable to implement our business strategy.

If we do not attract new customers, retain existing customers, and increase our customers' use of our platform, our business will suffer.

We derive, and expect to continue to derive, a majority of our revenue and cash inflows from our integrated cloud-based restaurant management platform, which encompasses software, financial technology, and hardware components. As such, our ability to attract new customers, retain existing customers, and increase use of the platform by existing customers is critical to our success.

Our future revenue will depend in large part on our success in attracting additional customers to our platform. Our ability to attract additional customers will depend on a number of factors, including the effectiveness of our sales team, the success of our marketing efforts, our levels of investment in expanding our sales and marketing teams, referrals by existing customers, and the availability of competitive restaurant technology platforms. We may not experience the same levels of success with respect to our customer acquisition strategies as seen in prior periods, and if the costs associated with acquiring new customers materially rises in the future, our expenses may rise significantly.

In addition, while a majority of our current customer base consists of small- and medium-sized businesses, or SMBs, we continue to pursue customer growth within the enterprise and mid-market segments of the restaurant market, as well as among SMBs. Each of those segments of the overall market poses different sales and marketing challenges, and has different requirements, and we cannot be sure that we will achieve the same success in those market segments as we have achieved to date in sales to SMBs.

Our business also depends on retaining our existing customers. Our business is subscription-based, and contract terms for our SaaS products generally range from 12 to 36 months. Customers are not obligated to, and may not, renew their subscriptions after their existing subscriptions expire. As a result, even though the number of customers using our platform has grown rapidly in recent years, there can be no assurance that we will be able to retain these customers or any new customers that may enter into subscriptions. Renewals of subscriptions may decline or fluctuate as a result of a number of factors, including dissatisfaction with our platform or support, the perception that a competitive platform, product or service presents a better or less expensive option, or our failure to successfully deploy sales and marketing efforts towards existing customers as they approach the expiration of their subscription term. In addition, we may terminate our relationships with customers for various reasons, such as heightened credit risk, excessive card chargebacks, unacceptable business practices, or contract breaches.

Further, if customers on our platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, our ability to retain customers would suffer. This risk is particularly pronounced with restaurants, as each year a meaningful percentage of restaurants go out of business, and this risk has become particularly acute as a result of the COVID-19 pandemic, rising inflation and interest rates, and other recent global financial, economic, political, and health events that have impacted consumer behaviors and the restaurant industry.

In addition to attracting new customers and retaining existing customers, we seek to expand usage of our platform by broadening adoption by our customers of the various products included within our platform. Although in recent periods new customers have increasingly adopted our full suite of products, we cannot be certain that new customers will continue to adopt our full suite of products at existing rates or that we will be successful in increasing adoption of additional products by our existing customers. Further, while many of our customers deploy our platform to all of their restaurant locations, some of our customers initially deploy our platform to a subset of locations. For those customers, we seek to expand use of our platform to additional locations over time. Our ability to increase adoption of our products by our customers and to increase penetration of our existing customers' locations will depend on a number of factors, including our customers' satisfaction with our platform, competition, pricing, and our ability to demonstrate the value proposition of our products.

Our costs associated with renewals and generating sales of additional products to existing customers are substantially lower than our costs associated with entering into subscriptions with new customers. Accordingly, our business model relies to a significant extent on our ability to renew subscriptions and sell additional products to existing customers, and, if we are unable to retain revenue from existing customers or to increase revenue from existing customers, our operating results would be adversely impacted even if such lost revenue were offset by an increase in revenue from new customers.

We may not be able to sustain our recent revenue growth in future periods.

We have grown rapidly over the last several years, and our recent revenue growth rate and financial performance should not be considered indicative of our future performance. In the years ended December 31, 2022 and 2021, our revenue was $2,731 million and $1,705 million, respectively, representing a 60% growth rate. You should not rely on our revenue or key business metrics for any previous quarterly or annual period as indicative of our revenue, revenue growth, key business metrics, or key business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. We expect our revenue growth rate to continue to fluctuate over the short and long term. We may experience declines in our revenue growth rate as a result of a number of factors, including slowing demand for our platform, insufficient growth in the number of customers and their guests that utilize our platform, increasing competition, changing customer and guest behaviors, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, the impact of regulatory requirements, the maturation of our business, and macroeconomic conditions, among others. In addition, SMBs comprise the majority of our customer base. If the demand for restaurant management platforms by SMBs does not continue to grow, or if we are unable to maintain our category share with SMBs, our revenue and other growth rates could be adversely affected.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We launched our operations in 2013, have grown significantly in recent periods, and have a limited operating history, particularly at our current scale. In addition, we operate in an evolving industry and have frequently expanded our platform features and services and changed our pricing methodologies. This limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include, but are not limited to, our ability to:

- accurately forecast our revenue and plan our operating expenses;

- increase the number of and retain existing customers and their guests using our platform;

- successfully compete with current and future competitors;

- successfully expand our business in existing markets and enter new markets and geographies;

- anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

- maintain and enhance the value of our reputation and brand;

- comply with regulatory requirements in highly regulated markets;

- adapt to rapidly evolving trends in the ways customers and their guests interact with technology;

- avoid interruptions or disruptions in our service;

- develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle significant surges of usage by our customers and their guests as compared to historic levels and increased usage generally, as well as the deployment of new features and services;

- maintain, scale, and effectively manage our internal infrastructure systems, such as information strategy and sharing and interconnectivity between systems;

- hire, integrate, and retain talented technology, sales, customer service, and other personnel;

- effectively manage rapid growth in our personnel and operations; and

- effectively manage our costs.

Further, because we have limited historical financial data relevant to our current scale and operations and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

Our platform includes our payment services, and our ability to attract new customers and retain existing customers depends in part on our ability to offer payment processing services with the desired functionality at an attractive price.

We sell subscriptions to our platform together with our payment services, and customers are unable to subscribe to our platform without also subscribing to our payment services. While we believe that offering a complete all-in-one platform that includes payment processing functionality along with all the other functionality of our platform offers our customers significant advantages over separate point of sale solutions, some potential or existing customers may not desire to use our payment processing services or to switch from their existing payment processing vendors. Some of our potential customers for our platform may not be willing to switch payment processing vendors for a variety of reasons, such as transition costs, business disruption, and loss of accustomed functionality. There can be no assurance that our efforts to overcome these factors will be successful, and this resistance may adversely affect our growth.

The attractiveness of our payment processing services also depends on our ability to integrate emerging payment technologies, including crypto currencies, other emerging or alternative payment methods, and credit card systems that we or our processing partners may not adequately support or for which we or they do not provide adequate processing rates. In the event such methods become popular among consumers, any failure to timely integrate emerging payment methods into our software, anticipate consumer behavior changes, or contract with processing partners that support such emerging payment technologies could reduce the attractiveness of our payment processing services and of our platform, and adversely affect our operating results.

Our operating results depend in significant part on our payment processing services, and the revenue and gross profit we derive from our payment processing activity in a particular period can vary due to a variety of factors.

Even if we succeed in increasing subscriptions to our platform and retaining subscription customers, the revenue we derive from payment processing services may vary from period to period depending on a variety of factors, many of which are beyond our control and difficult to predict. Our revenue from payment processing services is generally calculated as a percentage of payment volume plus a per-transaction fee and, accordingly, varies depending on the total dollar amount processed through the Toast platform across all of our customers' restaurant locations in a particular period. This amount may vary, depending on, among other things, the success of our customers' restaurant locations, the proportion of our customers' payment volumes processed through our platform, ticket size, consumer spending levels in general, and overall economic conditions. In addition, the revenue and gross profit derived from our payment processing services varies depending on the particular type of payment processed on our platform. For example, card-not-present transactions, which are transactions for which the credit card is not physically present at the merchant location at the time of the transaction, are generally associated with higher payment processing revenue and gross profit compared to card-present transactions, and debit card transactions are generally also associated with higher gross profit compared to credit card transactions. The ratio of card-not-present and debit card transactions as a proportion of the total payment transactions processed through our platform can fluctuate from time to time and may be impacted by global events such as the recent COVID-19 pandemic, which may lead to corresponding fluctuations in our revenue and gross profit.

A majority of our customers are SMBs, which can be more difficult and costly to retain than enterprise customers, and are subject to increased impacts of economic fluctuations, which may adversely affect our business and operations.

A majority of our customers are SMBs and we expect they will continue to comprise a large portion of our customer base for the foreseeable future. We define SMBs in the context of our customer base as customers that have between one and ten restaurant locations. Selling to and retaining SMBs can be more difficult than retaining enterprise customers, as SMBs often have higher rates of business failure and more limited resources, may have decisions related to the choice of payment processor dictated by their affiliated parent entity and are more readily able to change their payment processors than larger organizations.

SMBs are also typically more susceptible to the adverse effects of economic fluctuations, including those caused by the recent COVID-19 pandemic, rising inflation and interest rates, and economic downturns. Adverse changes in the economic environment or business failures of our SMB customers may have a greater impact on us than on our competitors who do not focus on SMBs to the extent that we do.

We rely in part on revenue from subscription contracts, and because we recognize revenue from subscription contracts over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription services revenue accounts for a significant portion of our total revenue. Sales of new or renewal subscription contracts may decline or fluctuate as a result of a number of factors, including customers' level of satisfaction with our platform, the prices of our subscriptions, the prices of subscriptions offered by our competitors, reductions in our customers' spending levels, or other changes in consumer behavior. If our sales of new or renewal subscription contracts decline, our revenue and revenue growth may decline. We recognize subscription revenue ratably over the term of the relevant subscription period, which generally ranges from 12 to 36 months in duration. As a result, much of the subscription revenue we report each quarter is derived from subscription contracts that we sold in prior periods.

Consequently, a decline in new or renewed subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewal sales of our subscriptions is not reflected in full in our results of operations in a given period. Also, it is difficult for us to rapidly increase our subscription revenue through additional sales in any period, as revenue from new and renewal subscription contracts must be recognized ratably over the applicable subscription period. Furthermore, any increases in the average term of subscription contracts would result in revenue for those subscription contracts being recognized over longer periods of time.

Our future revenue will depend in part on our ability to expand the financial technology services we offer to our customers and increase adoption of those services.

We offer our customers a variety of financial technology products and services, and we intend to make available additional financial technology products and services to our customers in the future. A number of these services require that we enter into arrangements with financial institutions or other third parties. For example, one of our bank partners, which is a Utah-chartered and Federal Deposit Insurance Corporation, or the FDIC,-insured industrial bank, offers qualified customers working capital loans, which we service. In order to provide these and future financial technology products and services, we may need to establish additional partnerships with third parties, comply with a variety of regulatory requirements, and introduce internal processes and procedures to comply with applicable law and the requirements of our partners, all of which may involve significant cost, require substantial management attention, and expose us to new business and compliance risks. We cannot be sure that our current or future financial technology services will be widely adopted by our customers or that the revenue we derive from such services will justify our investments in developing and introducing these services.

Failure to maintain and enhance our brand recognition in a cost-effective manner could harm our business, financial condition, and results of operations.

We believe that maintaining and enhancing our brand identity and reputation is critical to our relationships with, and ability to attract, new customers, partners and employees. Accordingly, we have invested, and expect to continue to invest, increasing amounts of money in and greater resources to branding and other marketing initiatives, which may not be successful or cost effective. If we do not successfully maintain and enhance our brand and reputation in a cost-effective manner, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands or reputations, and we could lose customers or partners, all of which would harm our business, financial condition, and results of operations.

In addition, any negative publicity about our company or our management, including about the quality, stability, and reliability of our platform or services, changes to our products and services, our privacy and security practices, litigation, regulatory enforcement, and other actions involving us, as well as the perception of us and our products by our customers and their guests, even if inaccurate, could cause a loss of confidence in us and adversely affect our brand.

We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee could harm our business, financial condition, and results of operations.

Our success depends upon the continued service of our senior management team and key technical employees. Each of these employees could terminate his or her relationship with us at any time. Further, our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all.

The loss of any member of our senior management team or key technical employees might significantly delay or prevent the achievement of our business objectives and could harm our business and our customer relationships.

Our ability to recruit, retain, and develop qualified personnel is critical to our success and growth.

All our businesses function at the intersection of rapidly changing technological, social, economic, and regulatory environments that require a wide range of expertise and intellectual capital. For us to successfully compete and grow, we must recruit, retain, and develop personnel who can provide the necessary expertise across a broad spectrum of disciplines. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to ensure we have the necessary human resources capable of maintaining continuity in our business.

The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our Class A common stock has been and may continue to be volatile, could be subject to fluctuations in response to various factors and may not appreciate. If the perceived value of our equity awards declines for these or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. Certain of our employees have received significant proceeds from sales of our equity in previous transactions and many of our employees may receive significant proceeds from sales of our equity in future transactions, which may reduce their motivation to continue to work for us.

We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. If we are unable to hire, train, and retain a sufficient number of qualified and successful sales personnel, our business, financial condition, and results of operations could be harmed.

From time to time, we are subject to various legal proceedings that could adversely affect our business, financial condition, or results of operations.

From time to time, we are or may become involved in claims, lawsuits (whether class actions or individual lawsuits), arbitration proceedings, government investigations, and other legal or regulatory proceedings involving commercial, corporate and securities matters; privacy, marketing and communications practices; labor and employment matters; alleged infringement of third-party patents and other intellectual property rights; and other matters. The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, require significant management attention, and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business, customers, and commercial partners and current and former directors and officers. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and adversely impact our ability to attract directors and officers.

Notwithstanding the terms of our agreements with our customers, it is possible that a default on such obligations by one or more of our customers could adversely affect our business, financial condition, or results of operations. For example, if a customer defaults on its obligations under a customer agreement or terminates a customer agreement prior to the contractual termination date, we may be required to assert a claim to acquire the amount in full due under the customer agreement, which we may choose not to pursue. However, if we choose to pursue any such claim, we may incur substantial costs to resolve claims or enter into litigation or arbitration, and even if we were to prevail in the event of claims, litigation or arbitration, such claims, litigation, or arbitration could be costly and time-consuming and divert the attention of our management and other employees from our business operations.

We also include arbitration and class action waiver provisions in our terms of service with the customers that utilize our platform and certain agreements with our employees. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can nevertheless be costly and burdensome, and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions, or we may be required to do so in any particular legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure. Additionally, we permit certain customers and other users of our platform to opt out of such provisions, which could cause an increase in our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If these provisions were found to be unenforceable, in whole or in part, or specific claims are required to be exempted, we could experience an increase in our costs to litigate disputes and in the time involved in resolving such disputes, and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition, and results of operations.

We have closed multiple acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management's attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations, or harm our operating results.

We closed multiple acquisitions since 2019. In addition to these recent acquisitions, we may in the future acquire or invest in other businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. We may not be able to fully realize the anticipated benefits of our past or future acquisitions.

We cannot forecast the number, timing or size of any future acquisitions or other similar strategic transactions. We may not be able to successfully identify future acquisition opportunities or complete any such acquisitions if we cannot reach agreement on commercially favorable terms, if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost, or if regulatory authorities prevent such transactions from being completed. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Further, we may have to pay cash, incur debt, or issue securities, including equity-based securities, to pay for acquisitions, joint ventures, or strategic investments, each of which could affect our financial condition or the value of our capital stock or result in dilution to our existing stockholders.

There are inherent risks in integrating and managing acquisitions. When we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including but not limited to: unanticipated costs associated with the acquisition, including but not limited to, integration and compliance costs; the inability to generate sufficient revenue to offset acquisition costs; the inability to maintain relationships with customers and partners of the acquired business; the difficulty of incorporating acquired technology into our platform and of maintaining quality and security standards consistent with our brand; harm to our existing business relationships as a result of the acquisition; and the potential loss of key employees. Acquisitions also increase the risk of unforeseen legal liability arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process or that prove to have a greater than anticipated adverse impact. We have previously acquired and continue to evaluate companies that operate in highly regulated markets. There is no assurance that acquired businesses will have invested sufficient efforts in their own regulatory compliance, and we may need to invest in and seek to improve the regulatory compliance controls and systems of such businesses. Generally, if an acquired business fails to meet our expectations, or if we are unable to establish effective regulatory compliance controls with respect to an acquired business, our operating results, business, and financial condition may suffer.

In addition, we have previously acquired and may in the future pursue acquisitions of companies with extensive operations outside the United States. These types of acquisitions often involve additional or increased risks compared to acquisitions of operations within the United States.

The diversion of management's attention and any delays or difficulties encountered in connection with acquisitions and their integration could adversely affect our business, financial condition, or results of operations.

We do not have sufficient history with our subscription or pricing models to accurately predict optimal pricing strategies necessary to attract new customers and retain existing customers.

We have limited experience with respect to determining the optimal prices for our platform and services and we expect to make further changes to our pricing model from time to time. As the market for our platform matures, or as competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing models that we have used historically. Moreover, while SMBs comprise the majority of our customer base, we have and will continue to seek subscriptions from enterprise customers, which may be more likely to demand substantial price concessions. As a result, in the future, we may be required to reduce our prices, which could adversely affect our revenue, gross margin, profitability, financial position, and cash flow.

Our business is exposed to risks associated with the handling of customer funds.

Our business handles payroll processing administration for certain of our customers. Consequently, at any given time, we may be holding or directing funds of customers, while payroll payments are being processed. This function creates a risk of loss arising from, among other things, fraud by employees or third parties, execution of unauthorized transactions, or errors relating to transaction processing. We are also potentially at risk if the financial institution in which we hold these funds suffers any kind of insolvency or liquidity event or fails, for any reason, to deliver their services in a timely manner. The occurrence of any of these types of events could cause us financial loss and reputational harm.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers and could adversely affect our business, financial condition, and results of operations.

In deploying and using our platform, our customers depend on our 24/7 support team to resolve complex technical and operational issues, including ensuring that our platform is implemented in a manner that integrates with a variety of third-party platforms. We also rely on third parties to provide some support services, and our ability to provide effective support is partially dependent on our ability to attract and retain qualified and capable third-party service providers. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support or to modify the nature, scope, and delivery of our customer support to compete with changes in customer support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our operating results. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation and brand, our ability to benefit from referrals by existing customers, our ability to sell our platform to existing and prospective customers, and our business, financial condition, or results of operations.

The long-term potential of our business may be adversely affected if we are unable to expand our business successfully into international markets.

Although we currently do not derive significant revenue from customers located outside the United States, the long-term potential of our business will depend in part on our ability to expand our business into international markets. We have recently made an initial investment to establish our international presence and plan to continue such efforts, which has and may continue to be accomplished in part through acquisitions of companies located outside of the United States. However, we have limited experience with international customers and in selling our platform internationally. Accordingly, we cannot be certain that our business model will be successful, or that our platform will achieve commercial acceptance, outside the United States.

Conducting international operations subjects us to risks that we have not generally faced in the United States, including but not limited to:

- managing geographically separate organizations, systems, and facilities;

- challenges caused by language, cultural, and ethical differences;

- difficulties in staffing and managing foreign operations, including employment laws and regulations;

- presence of more established competitors and/or local competitors favored by local business practices;

- compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including data privacy, employment, tax, anti-money laundering, and anti-bribery laws and regulations and sanction regimes, including but not limited to, additional exposure to GDPR, rules and programs administered by the Treasury Department's Office of Foreign Assets Control, or OFAC, domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations;

- different pricing environments, sales cycles, and collections issues;

- financial and other impacts to our business resulting from fluctuations in currency exchange rates and unit economics across multiple jurisdictions;

- increased financial accounting and reporting burdens and complexities;

- enforcing intellectual property rights outside of the United States;

- difficulty entering new non-U.S. markets due to, among other things, difficulties in achieving consumer acceptance of our platform in new markets and more limited business knowledge of these markets; and

- general economic and political conditions.

Expanding our business internationally requires significant additional investment in our platform, operations, infrastructure, compliance efforts, and sales and marketing organization, and any such investments may not be successful or generate an adequate return on our investment.

Our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management strategies may not be fully effective to identify, monitor, and manage all risks that our business encounters. In addition, when we introduce new services, focus on expanding relationships with new types of customers, or begin to operate in new markets, we may be less able to forecast risk levels and reserve accurately for potential losses, as a result of fraud or otherwise. If our strategies are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability or harm to our reputation, or be subject to litigation or regulatory actions, any of which could adversely affect our business, financial condition, and results of operations.

<p align="center">**Risks Related to Our Technology and Privacy**</p>

We are responsible for transmitting a high volume of sensitive and personal information through our platform and our success depends upon the security of this platform. Any actual or perceived breach of our system that would result in disclosure of such information could materially impact our business.

We, our customers, our partners, and other third parties, including third-party vendors, cloud service providers, and payment processors that we use, obtain and process large amounts of sensitive and personal information, including information related to our customers, their guests, and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this information, and these risks will increase as our business continues to expand to include new products and technologies. Our operations involve the storage, transmission, and processing of our customers' proprietary information and sensitive and personal information of our customers and their guests and employees, including contact information and payment information, purchase histories, lending information, and payroll information. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to employee or guest information using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. In addition, these incidents can originate on our vendors' websites or systems, which can then be leveraged to access our website or systems, further preventing our ability to successfully identify and mitigate the attack. As a result, unauthorized access to, security breaches of, or denial-of-service attacks against our platform (or any platform of our third-party vendors) could result in the unauthorized access to or use of, and/or loss of, such data, as well as loss of intellectual property, guest information, employee data, trade secrets, or other confidential or proprietary information.

We have administrative, technical, and physical security measures in place and proactively employ multiple security measures at different layers of our systems to defend against intrusion and attack and to protect our information, however, we have experienced security incidents in the past, and we may face additional security incidents in the future. Because the techniques used to obtain unauthorized access to or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures that will be sufficient to counter all current and emerging technology threats. In addition, any security breaches that occur may remain undetected for extended periods of time. While we also have and will continue to make significant efforts to address any IT security issues with respect to acquisitions we make, we may still inherit such risks when we integrate these companies.

We also have policies and procedures in place to contractually require third parties to which we transfer data to implement and maintain appropriate security measures. Sensitive and personal information is processed and stored by our customers, software and financial institution partners and third-party service providers to whom we outsource certain functions. Threats to third-party systems can originate from human error, fraud, or malice on the part of employees or third parties, or simply from accidental technological failure, and/or computer viruses and other malware that can be distributed and infiltrate systems of third parties on whom we rely. While we select third parties to which we transfer data carefully, we do not control their actions, and these third parties may experience security breaches that result in unauthorized access of data and information stored with them despite these contractual requirements and the security measures these third parties employ.

If any security breach involving our systems or the systems of third parties that store or process our data or significant denial-of-service attacks or other cyber attack occurs or is believed to have occurred, our reputation and brand could be damaged, we could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches or attacks and remediate our systems. In addition, we could be exposed to a risk of loss, litigation, or regulatory action and possible liability, some or all of which may not be covered by insurance, and our ability to operate our business may be impaired. Unauthorized parties have in the past gained access, and may in the future gain access, to systems or facilities used in our business through various means, including gaining unauthorized access into our systems or facilities or those of customers and their guests, attempting to fraudulently induce our employees, customers, their guests, or others into disclosing usernames, passwords, payment card information, or other sensitive or personal information, which may in turn be used to access our IT systems or fraudulently transfer funds to bad actors.

If new or existing customers believe that our platform does not provide adequate security for the storage of personal or sensitive information or its transmission over the Internet, they may not adopt our platform or may choose not to renew their subscriptions to our platform, which could harm our business. Additionally, actual, potential, or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Our errors and omissions insurance policies covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all potential liability. Although we maintain cyber liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Further, because data security is a critical competitive factor in our industry, we may make statements in our privacy statements and notices and in our marketing materials describing the security of our platform, including descriptions of certain security measures we employ or security features embedded within our products. Should any of these statements be untrue, become untrue, or be perceived to be untrue, even if through circumstances beyond our reasonable control, we may face claims, including claims of unfair or deceptive trade practices, brought by the U.S. Federal Trade Commission, state, local, or foreign regulators (e.g., a European Union-based data protection agency), or private litigants.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of our existing and potential customers to access our platform at any time and within an acceptable amount of time. Our platform is proprietary, and we rely on the expertise of members of our engineering, operations, and software development teams for our platform's continued performance. We have experienced system outages in the past, including in some cases as a result of disruptions at our third-party vendors, and may in the future experience, disruptions, outages, and other performance problems related to our platform due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, delays in scaling our technical infrastructure if we do not maintain enough excess capacity and accurately predict our infrastructure requirements, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial-of-service attacks, actions or inactions attributable to third parties, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Further, our business and/or network interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of system failures and similar events.

From time to time, we may experience limited periods of server downtime due to server failure or other technical difficulties. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our platform becomes more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our platform within a reasonable amount of time, or at all, our business would be adversely affected and our brand could be harmed. In the event of any of the factors described above, or certain other failures of our infrastructure, customer or guest data may be permanently lost. Moreover, a limited number of our agreements with customers provide for limited service-level commitments, and we may enter into additional agreements providing such commitments from time to time. If we experience significant periods of service downtime in the future, we may be subject to claims by our customers against these service level commitments. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue.

We have and may, from time to time, voluntarily provide certain credits to our customers to compensate them for the inconvenience caused by a system failure or similar event, to support our customers and for the benefit of the restaurant community as part of our ongoing goodwill efforts. We are committed to providing our customers high platform reliability, and may utilize significant time, human capital and other resources to analyze the root causes of these performance problems and address any gaps identified, which in turn may take away resources from other business activities. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

Our success depends upon our ability to continually enhance the performance, reliability, and features of our platform.

The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our customers and their guests and design and maintain a platform that provides them with the tools they need to operate their businesses successfully. Our ability to attract new customers, retain existing customers, and increase sales to both new and existing customers will depend in large part on our ability to continue to improve and enhance the performance, reliability, and features of our platform. To grow our business, we must develop products and services that reflect the changing nature of restaurant management software and expand beyond our core functionalities to other areas of managing relationships with our customers, as well as their relationships with their guests. Competitors may introduce new offerings embodying new technologies, or new industry standards and practices could emerge that render our existing technology, services, website, hardware, and mobile applications obsolete. Accordingly, our future success will depend in part on our ability to respond to new product offerings by competitors, technological advances, and emerging industry standards and practices in a cost-effective and timely manner in order to retain existing customers and attract new customers. Furthermore, as the number of our customers with higher volume sales increases, so does the need for us to offer increased functionality, scalability, and support, which requires us to devote additional resources to such efforts.

The success of these and any other enhancements to our platform depends on several factors, including timely completion, adequate quality testing and sufficient demand, and the accuracy of our estimates regarding the total addressable market for new products and/or enhancements and the portion of such total addressable market that we expect to capture for such new products and/or enhancements. Any new product or service that we develop may not be introduced in a timely or cost-effective manner, may contain defects, may not have an adequate total addressable market or market demand or may not achieve the market acceptance necessary to generate meaningful revenue.

We have scaled our business rapidly, and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to our platform and new services on our platform may involve significant technical risks and upfront capital investments that may not generate return on investment. For example, we may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new products and enhancements. Software development involves a significant amount of time, as it can take our developers months to update, code, and test new and upgraded products and integrate them into our platform. The continual improvement and enhancement of our platform requires significant investment, and we may not have the resources to make such investment.

If we are unable to successfully develop new products or services, enhance the functionality, performance, reliability, design, security, and scalability of our platform in a manner that responds to our customers' and their guests' evolving needs, or gain market acceptance of our new products and services, or if our estimates regarding the total addressable market and the portion of such total addressable market which we expect to capture for new products and/or enhancements prove inaccurate, our business and operating results will be harmed.

Defects, errors, or vulnerabilities in our applications, backend systems, hardware, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to effect frequent releases of software updates. Third-party software that we incorporate into our platform and our backend systems, hardware, or other technology systems, or those of third-party technology providers, may also be subject to defects, errors, or vulnerabilities. Any such defects, errors, or vulnerabilities could result in negative publicity, a loss of customers or loss of revenue, and access or other performance issues. Such vulnerabilities could also be exploited by bad actors and result in exposure of customer or guest data, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

Risks Related to Our Financial Condition and Capital Requirements

We have a history of generating net losses, and if we are unable to achieve adequate revenue growth while our expenses increase, we may not achieve or maintain profitability in the future.

We have incurred a net loss in each year since our inception and have a significant accumulated deficit. We incurred net losses of $275 million and $487 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $1,377 million. These losses and our accumulated deficit are a result of the substantial investments we have made to grow our business. We expect our costs will increase over time and our losses to continue as we expect to continue to invest significant additional funds in expanding our business, sales and marketing activities, research and development as we continue to build software and hardware designed specifically for the restaurant industry, and maintaining high levels of customer support, each of which we consider critical to our continued success. We also expect to incur additional general and administrative expenses as a result of our growth and expect our costs to increase to support our operations as a public company. In addition, to support the continued growth of our business and to meet the demands of continuously changing security and operational requirements, we plan to continue investing in our technology infrastructure. Historically, our costs have increased over the years due to these factors, and we expect to continue to incur increasing costs to support our anticipated future growth. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability.

Following the completion of our initial public offering, or IPO, the stock-based compensation expense related to our restricted stock units, or RSUs, and other outstanding equity awards has resulted in an increase in our expenses and will result in increases in our expenses in future periods.

Further, we may make decisions that will adversely affect our short-term operating results if we believe those decisions will improve the experiences of our customers and their guests and if we believe such decisions will improve our operating results over the long term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.

Unfavorable conditions in the restaurant industry or the global economy could limit our ability to grow our business and materially impact our financial performance.

Our operating results may vary based on the impact of global events and macroeconomic conditions, such as inflation and its potential impact on consumer spending, rising interest rates, global supply chain issues, and pandemics. For example, the COVID-19 pandemic impacted our business and operations in a variety of ways, including supply chain challenges, disruptions in our sales and marketing efforts, restrictions in our ability to conduct research and development and other business activities, uncertainty in restaurant technology spending, and fluctuation on the payment volume processed through our platform. In addition, during the COVID-19 pandemic, we conducted a reduction in force in April 2020, and re-prioritized our capital and investment.

Furthermore, our revenue growth and potential profitability depend on demand for business management software and platforms serving the restaurant industry. Historically, during economic downturns, there have been reductions in spending on IT as well as pressure for extended billing terms and other financial concessions. The adverse impact of economic downturns may be particularly acute among SMBs, which comprise the majority of our customer base. If economic conditions deteriorate, our current and prospective customers may elect to decrease their IT budgets, which would limit our ability to grow our business and adversely affect our operating results.

A deterioration in general economic conditions (including distress in financial markets, rising inflation and interest rates, and turmoil in specific economies around the world) may adversely affect our financial performance by causing a reduction in locations through restaurant closures or a reduction in gross payment volume. A reduction in the amount of consumer spending or credit card transactions could result in a decrease of our revenue and profits. Adverse economic factors may accelerate the timing, or increase the impact of, risks to our financial performance. These factors could include:

- declining economies and the pace of economic recovery which can change consumer spending behaviors;

- low levels of consumer and business confidence typically associated with inflationary or recessionary environments;

- high unemployment levels, which may result in decreased spending by consumers;

- budgetary concerns in the United States and other countries around the world, which could impact consumer confidence and spending;

- restrictions on credit lines to consumers or limitations on the issuance of new credit cards;

- uncertainty and volatility in the performance of our customers' businesses, particularly SMBs;

- customers or consumers decreasing spending for value-added services we market and sell; and

- government actions, including the effect of laws and regulations and any related government stimulus.

We are subject to additional risks relating to the financial products we make available to our customers, including relationships with partners, the ability of our customers to generate revenue to pay their obligations under these products, general macroeconomic conditions and the risk of fraud.

Current and any future financial products offered by Toast, Toast Capital, or through either party's bank partners, subject us to additional risks. If we cannot source capital or partner with financial institutions to fund financial solutions for our customers, we might have to reduce the availability of these services, or cease offering them altogether.

Toast Capital's bank partner offers qualified Toast customers working capital loans in accordance with credit policies established by our bank partner. Toast Capital markets the loans and acts as servicer of the loans and receives a servicing fee based on the outstanding balance of loans being serviced as well as a fee that varies depending on the credit performance of the loans extended under the program. We do not currently have similar partnerships with other financial institutions and are solely reliant on our bank partner to support this program. If our bank partner were to terminate its relationship with us, we would be unable to make working capital loans available to our customers, at least in the short-term, until we are able to enter into a relationship with another financial institution to offer similar loans. In addition, our bank partner may not expand its lending under this program to support future demand for such loans from our customers. There can be no assurance that we would be able into a similar relationship with another financial institution to make working capital loans available to our customers on terms our customers would find attractive, or at all.

Under our agreement with our bank partner, on a monthly basis, we are obligated to purchase loans made in a particular quarter that have been (or are scheduled to be) charged off, are otherwise non-performing, or do not satisfy our bank partner's credit policy, unless such purchase would cause the principal amount of such purchased loans to exceed 15% of the original principal amount of loans made in the applicable quarter. As a result of this potential repurchase obligation, and our servicing fee and credit performance fee, we are subject to credit risk on the loans extended by our bank partner under this program. Accordingly, if we fail to accurately predict the likelihood of default or timely repayment of loans, our business may be materially and adversely affected. For example, if more of our customers cease operations, experience a decline in their revenue, or engage in fraudulent behavior and are not able to repay their loans, our business may be materially and adversely affected. A decline in macroeconomic conditions could increase the risk of non-payment or fraud and could also lead to a decrease in the number of customers eligible for loans or financing. In addition, although our bank partner acts as the lender with respect to these working capital loans, we are subject to numerous contractual and regulatory requirements in connection with our marketing and servicing activities in connection with these loans. If we were to fail to comply with these requirements, we could be subject to liability, regulatory sanctions, or claims by our customers or our bank partner, and our bank partner could terminate its relationship with us.

We intend to continue to explore other financial solutions to offer to our customers. Some of those solutions may require, or be deemed to require, additional procedures, partnerships, licenses, regulatory approvals and requirements, or capabilities. Should we fail to address these requirements, or should these new solutions, or new regulations or interpretations of existing regulations, impose requirements on us that are impractical or that we cannot satisfy, the future growth and success of our financial business may be materially and adversely affected. Macroeconomic factors such as changes in interest rates may also increase our costs in servicing certain financial solutions products. Further, we have and may continue to have obligations to share in certain losses incurred in offering these financial solutions to our customers, which could negatively impact our business, financial condition, and results of operations.

If we are unable to properly manage the risks of offering financial solutions, either ourselves or through partner financial institutions, our business may be materially and adversely affected. If we are unable to maintain third-party insurance coverage to mitigate these risks, such as errors and omissions insurance, our exposure to losses would increase, which could have an adverse impact on our results. If laws and regulations change, or are interpreted by courts or regulators as subjecting us to licensing or other compliance requirements, we may be subject to government supervision and enforcement actions, litigation, and related liabilities, our ability to offer financial solutions may be negatively impacted, our costs associated with existing financial solutions, including Toast Capital, may increase or we may decide to discontinue offering financial solutions altogether, and our business, financial condition, and results of operations would be negatively impacted.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our financial condition.

Historically, we have funded our operations, capital expenditures, and acquisitions primarily through the issuance of convertible preferred stock, common stock and convertible notes, payments received for the delivery of our services as well as borrowings under our revolving credit facility. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges. Although we currently anticipate that our existing cash and cash equivalents, marketable securities, and amounts available under our revolving credit facility will be sufficient to meet our cash needs for at least the next twelve months, our future capital requirements and the adequacy of available funds will depend on many factors. We may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise additional funds through further issuances of debt, equity, or other securities convertible into equity, including convertible debt securities, our existing stockholders may experience significant dilution of their ownership interests, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock.

We have outstanding debt obligations that restrict our ability to incur additional indebtedness and require us to maintain specified minimum liquidity amounts, among other restrictive covenants. The terms of any additional debt financing may be similar or more restrictive.

If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

- develop and enhance our platform and product offerings and operating infrastructure;

- continue to expand our technology development, sales, and marketing organizations;

- hire, train, and retain employees;

- respond to competitive pressures or unanticipated working capital requirements; or

- acquire complementary businesses and technologies.

Our inability to do any of the foregoing could reduce our ability to compete successfully and harm our results of operations.

Our revolving credit facility provides our lenders with a first-priority lien against substantially all of our assets, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

We are party to a revolving credit and guaranty agreement which contains a number of covenants that restrict our and our subsidiaries' ability to, among other things, incur additional indebtedness, create or incur liens, merge or consolidate with other companies, sell substantially all of our assets, liquidate or dissolve, make distributions to equity holders, pay dividends, make redemptions and repurchases of stock, or engage in transactions with affiliates. We are also required to maintain a minimum liquidity balance. The terms of our outstanding debt may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy, and compete against companies who are not subject to such restrictions.

A failure by us to comply with these covenants or payment requirements specified in the revolving credit and guaranty agreement could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans and extensions of credit and to declare any and all debt outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, the lenders would have the right to proceed against the collateral in which we granted a security interest to them, which consists of substantially all our assets. If our outstanding debt were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially and adversely affect our cash flows, business, results of operations, and financial condition. Further, the terms of any new or additional financing may be on terms that are more restrictive or less desirable to us.

Our results of operations may be adversely affected by changes in foreign currency exchange rates.

Our operations and customer base are currently concentrated in the United States. Therefore, we have limited foreign currency diversification and exposure. However, our foreign currency diversification and exposure may increase as international sales of our products and services increase over time. Our revenue and profits generated by any non-U.S. operations may fluctuate from period to period as a result of changes in foreign currency exchange rates. In addition, we may become subject to exchange control regulations that restrict or prohibit the conversion of our other revenue currencies into U.S. dollars. Any of these factors could decrease the value of revenue and profits we derive from our non-U.S. operations and adversely affect our business.

We may also seek to reduce our exposure to fluctuations in foreign currency exchange rates through the use of hedging arrangements. To the extent that we hedge our foreign currency exchange rate exposure, we forgo the benefits we would otherwise experience if foreign currency exchange rates changed in our favor. No strategy can completely insulate us from risks associated with such fluctuations and our currency exchange rate risk management activities could expose us to substantial losses if such rates move materially differently from our expectations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, we had accumulated $597 million and $573 million of federal and state net operating loss carryforwards, or NOLs, respectively, available to reduce future taxable income. Of the federal NOLs, $513 million have an indefinite carryforward period but may not offset more than 80% of current taxable income annually in accordance with the Tax Cuts and Jobs Act of 2017, and $85 million will expire at various dates through 2037. Of the state NOLs, the majority will begin to expire in 2034. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5 percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future.

We experience elements of seasonal fluctuations in our financial results, which could cause our stock price to fluctuate.

Our business is highly dependent on the behavior patterns of our customers and their guests. We experience seasonality in our financial technology revenue which is largely driven by the level of GPV processed through our platform. For example, our average customers typically have greater sales during the warmer months, though this seasonal effect varies regionally. As a result, our financial technology revenue per location has historically been stronger in the second and third quarters. As a result, seasonality may cause fluctuations in our financial results, and other trends that develop may similarly impact our results of operations.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage does not cover a particular loss or is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies to cover various operations-related risks including employment practices liability, workers' compensation, business interruptions, cybersecurity and data breaches, crime, directors' and officers' liability, and general business liabilities, but our insurance may not cover 100% of the costs and losses from all events. For certain types of operations-related risks or future risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving services, and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make. Further, some of our agreements with customers may require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these customer agreements.

We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage by a material amount. If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, or self-insured retentions. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expenses could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, or the number of claims significantly exceeds our historical experience and coverage limits; we experience a claim in excess of our coverage limits; our insurance providers fail to pay on our insurance claims; we experience a claim for which coverage is not provided; or the number of claims under our deductibles or self-insured retentions differs from historical averages.

Risks Related to Competition, Sales, and Marketing

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The overall market for restaurant management software is rapidly evolving and subject to changing technology, shifting customer and guest needs, and frequent introductions of new applications. Our competitors vary in size and in the breadth and scope of the products and services they offer. In addition, there are a number of companies that are not currently direct competitors but that could in the future shift their focus to the restaurant industry and offer competing products and services, which could compete directly in our entire customer community or in a certain segment within the restaurant industry. There is also a risk that certain of our current customers and business partners could terminate their relationships with us and use the insights they have gained from partnering with us to introduce their own competing products.

Some of our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with restaurants, larger existing user bases in certain markets, more successful marketing capabilities, more integrated products and/or platforms, and substantially greater financial, technical, sales, and marketing, and other resources than we have. Additionally, some potential customers in the restaurant industry, particularly large organizations, have elected, and may in the future elect, to develop their own business management and point of sale software and platforms. Certain of our competitors have partnered with, or have acquired or been acquired by, and may in the future partner with or acquire, or be acquired by, other competitors, thereby leveraging their collective competitive positions and making it more difficult to compete with them. We believe that there are significant opportunities to further increase our revenue by expanding internationally. As we expand our business by selling subscriptions to our platform in international markets, we will also face competition from local incumbents in these markets.

Additionally, many of our competitors are well capitalized and offer discounted services, lower customer processing rates and fees, customer discounts and promotions, innovative platforms and offerings, and alternative pay models, any of which may be more attractive than those that we offer. Such competitive pressures may lead us to maintain or lower our processing rates and fees or maintain or increase our incentives, discounts, and promotions in order to remain competitive, particularly in markets where we do not have a leading position. Such efforts have negatively affected, and may continue to negatively affect, our financial performance, and there is no guarantee that such efforts will be successful. Further, the markets in which we compete have attracted significant investments from a wide range of funding sources, and we anticipate that many of our competitors will continue to be highly capitalized. These investments, along with the other competitive advantages discussed above, may allow our competitors to continue to lower their prices and fees, or increase the incentives, discounts, and promotions they offer and thereby compete more effectively against us.

Some of our competitors offer specific point solutions addressing particular needs in the restaurant industry, including subscriptions to software products without the requirement to use related payment processing services. While we believe that our integrated software and payments platform offers significant advantages over such point solutions, customers who have specific needs that are addressed by these point solutions, and customers who do not want to change from an existing payment processing relationship to use our payment processing services, may believe that products and services offered by competitors better address their needs.

Additionally, our competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards, or customer requirements. With the introduction of new technologies and new market entrants, we expect competition to intensify in the future. For example, our competitors may adopt certain of our platform features or may adopt innovations that customers value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, increased churn, reduced customer retention, losses, or the failure of our platform to achieve or maintain more widespread market acceptance. For all of these reasons, we may fail to compete successfully against our current and future competitors. If we fail to compete successfully, our business will be harmed.

Potential changes in competitive landscape, including disintermediation from other participants in the payments chain, could harm our business.

We expect the competitive landscape in the restaurant technology industry will continue to change in a variety of ways, including:

- rapid and significant changes in technology, resulting in new and innovative payment methods and programs, that could place us at a competitive disadvantage and reduce the use of our platform and services;

- competitors, including third-party processors and integrated payment providers, customers, governments, and/or other industry participants may develop products and services that compete with or replace our platform and services, including products and services that enable payment networks and banks to transact with consumers directly;

- competitors may also elect to focus exclusively on one segment of the restaurant industry and develop product offerings uniquely tailored to that segment, which could impact our addressable market and reduce the use of our platform and services;

- participants in the financial services, payments, and payment technology industries may merge, create joint ventures, or form other business alliances that may strengthen their existing business services or create new payment services that compete with our platform and services; and

- new services and technologies that we develop may be impacted by industry-wide solutions and standards related to migration to Europay, Mastercard, and Visa standards, including chip technology, tokenization, and other safety and security technologies.

Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control, including search engines, web browsers, mobile device operating systems, or social networks; by making acquisitions; or by making access to our platform more difficult. Failure to compete effectively against any of these or other competitive threats could adversely affect our business, financial condition, or results of operations.

We expend significant resources pursuing sales opportunities, and if we fail to close sales after expending significant time and resources to do so, our business, financial condition, and results of operations could be adversely affected.

The initial installation and set-up of many of our services often involve significant resource commitments by our customers, particularly those with larger operational scale. Potential customers generally commit significant resources to an evaluation of available services and may require us to expend substantial time, effort, and money educating them as to the value of our services. Our sales cycle may be extended due to our customers' budgetary constraints or for other reasons. In addition, as we seek to sell subscriptions to our platform to additional enterprise customers, we anticipate that the sales cycle associated with those potential customers will be longer than the typical sales cycle for SMB customers, and that sales to enterprise customers will require us to expend greater sales and marketing and management resources. If we are unsuccessful in closing sales after expending significant funds and management resources, or we experience delays or incur greater than anticipated costs, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Our Partners and Other Third Parties

We rely on third-party payment processors to facilitate payments made by guests, payments made to customers, and payments made on behalf of customers, and if we cannot manage risks related to our relationships with our current or future third-party payment processors, our business, financial condition, and results of operations could be adversely affected.

We rely on third-party payment processors to facilitate payments made by guests and payments made to customers on our platform. While we may continue to seek payment processing relationships with additional payment processors from time to time, we expect to continue to rely on a limited number of payment processors for the foreseeable future. We have experienced interrupted operations with respect to payments processed through our third-party payment partners, which in some cases resulted in the temporary inability of our customers to collect payments from their guests through our platform and disruptions in certain features, and we may experience similar events in the future. In the event that any of our current or future third-party payment processors fail to maintain adequate levels of support, experience interrupted operations, do not provide high quality service, increase the fees they charge us, discontinue their lines of business, terminate their contractual arrangements with us, or cease or reduce operations, we may suffer additional costs and be required to pursue new third-party relationships, which could materially disrupt our operations and our ability to provide our products and services, and could divert management's time and resources. In addition, such incidents have resulted in and may result in periods of time during which our platform cannot function properly, and therefore cannot collect payments from customers and their guests, which could adversely affect our relationships with our customers and our business, reputation, brand, financial condition, and results of operations. It would be difficult to replace third-party processors in a timely manner if they were unwilling or unable to provide us with these services in the future, and our business and operations could be adversely affected. If these services fail or are of poor quality, our business, reputation, and operating results could be harmed.

Further, our contracts with third-party payment processors require, and additional contracts may in the future require, us to bear risk for compliance with the operating rules, or the Payment Network Rules, of Visa, Mastercard, and other payment networks, or collectively, the Payment Networks, with whom we are registered as a payment facilitator or certified service provider, and applicable law, and the risk of fraud. In the event any of our current or future third-party payment processors are subjected to losses, including any fines for reversals, chargebacks, or fraud assessed by the Payment Networks, that are caused by us or our customers due to failure to comply with the Payment Network Rules or applicable law, our third-party payment processor may impose penalties on us, increase our transaction fees, or restrict our ability to process transactions through the Payment Networks, and we may lose our ability to process payments through one or more Payment Networks. Thus, in the event of a significant loss by a third-party payment processor, we may be required to expend a large amount of cash promptly upon notification of the occurrence of such an event. A contractual dispute with our processing partner could adversely affect our business, financial condition, or results of operations.

We are also dependent upon various large banks and regulators to execute electronic payments and wire transfers as part of our client payroll, tax, and other money movement services. Termination of any such banking relationship, a bank's refusal or inability to provide services on which we rely, outages, delays, or systemic shutdown of the banking industry would impede our ability to process funds on behalf of our payroll, tax, and other money movement services clients and could have an adverse impact on our financial results and liquidity.

If we fail to comply with the applicable requirements of payment networks, they could seek to fine us, suspend us, or terminate our registrations. If our customers incur fines or penalties that we cannot collect from them, we may have to bear the cost of such fines or penalties.

In order to provide our transaction processing services, we are registered as a payment facilitator or certified service provider with the Payment Networks. We and our customers must comply with the Payment Network Rules. The Payment Network Rules require us to also comply with the Payment Card Industry Data Security Standard, or the Security Standard, which is a set of rules and standards designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data.

If we fail to, or are alleged to have failed to, comply with the Payment Network Rules or the Security Standard, we may be subject to fines, penalties, or restrictions, including, but not limited to, higher transaction fees that may be levied by the Payment Networks for failure to comply with the Payment Network Rules. If a customer fails or is alleged to have failed to comply with the Payment Network Rules, we could also be subject to a variety of fines or penalties that may be levied by the Payment Networks. If we cannot collect such amounts from the applicable customer, we may have to bear the cost of the fines or penalties, and we may also be unable to continue processing payments for that customer. These potential fines or penalties may result in lower earnings for us. In addition to these fines and penalties, if we or our customers do not comply with the Payment Network Rules or the Security Standard, we may lose our status as a payment facilitator or certified service provider. Our failure to comply with such rules and standards could mean that we may no longer be able to provide certain of our services as they are currently offered, and that existing customers, sales partners, or other third parties may cease using or referring our services. Prospective merchant customers, financial institutions, sales partners, or other third parties may choose to terminate negotiations with us or delay or choose not to consider us for their processing needs. In each of these instances, our business, financial condition, and results of operations would be adversely affected.

In addition, as our business continues to develop and expand, and we create new product offerings, we may become subject to additional rules, regulations, and industry standards. We may not always accurately interpret or predict the scope or applicability of certain regulations and standards, including the Security Standard, to our business, particularly as we expand into new product offerings, which could lead us to fall out of compliance with the Security Standard or other rules. Further, the Payment Networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some users, be costly to implement, or be difficult to follow. Any changes in the Payment Network Rules or the Security Standard, including our interpretation and implementation of the Payment Network Rules or the Security Standard to our existing or future business offerings, or additional contractual obligations imposed on us by our customers relating to privacy, data protection, or information security, may increase our cost of doing business, require us to modify our data processing practices or policies, or increase our potential liability in connection with breaches or incidents relating to privacy, data protection, and information security, including resulting in termination of our registrations with the Payment Networks. The termination of our registrations, or any changes in the Payment Network Rules that would impair our registrations, could require us to stop providing payment facilitation services relating to the affected Payment Network, which would adversely affect our business, financial condition, or results of operations.

The Payment Network Rules, including rules related to the assessment of interchange and other fees, may be influenced by our competitors. Increases in Payment Network fees or new regulations could negatively affect our earnings.

The Payment Network Rules are set by their boards, which may be influenced by card issuers, and some of those issuers are our competitors with respect to these processing services. Many banks directly or indirectly sell processing services to customers in direct competition with us. These banks could attempt, by virtue of their influence on the Payment Networks, to alter the Payment Networks' rules or policies to the detriment of other members and non-members including certain of our businesses.

We pay interchange, assessment, transaction, and other fees set by the Payment Networks to such networks and, in some cases, to the card issuing financial institutions for each transaction we process. From time to time, the Payment Networks increase the fees that they charge members or certified service providers. We could attempt to pass these increases along to our customers and their guests, but this strategy might result in the loss of customers to our competitors that do not pass along the increases. If competitive practices prevent us from passing along the higher fees to our customers and their guests in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our earnings.

In addition, regulators are subjecting interchange and other fees to increased scrutiny, and new regulations or interpretations of existing regulations could require greater pricing transparency of the breakdown in fees or fee limitations, which could lead to increased price-based competition, lower margins, and higher rates of customer attrition, and affect our business, financial condition, or results of operations.

We rely on customers on our platform for many aspects of our business, and any failure by them to maintain their service levels or any changes to their operating costs could adversely affect our business.

We rely on customers on our platform to provide quality foods, beverages, and service and experience to their guests. Further, an increase in customer operating costs could cause customers on our platform to raise prices, cease operations, or renegotiate processing rates, which could in turn adversely affect our financial condition and results of operations. Many of the factors affecting customer operating costs, including the cost of offering off-premise dining, are beyond the control of customers and include inflation, costs associated with the goods provided, labor and employee benefit costs, costs associated with third-party delivery services, rent costs, and energy costs. Additionally, if customers try to pass along increased operating costs by raising prices for their guests, order volume may decline, which we expect would adversely affect our financial condition and results of operations.

We depend upon third parties to manufacture our products and to supply key components necessary to manufacture our products. We do not have long-term agreements with all of our manufacturers and suppliers, and if these manufacturers or suppliers become unwilling or unable to provide an adequate supply of components, we may not be able to find alternative sources in a timely manner and our business would be impacted.

Many of the key components used to manufacture our products, such as our customer-facing displays, come from limited or single sources of supply, and therefore a disruption with one manufacturer in our supply chain may have an adverse effect on other aspects of our supply chain and may disrupt our ability to effectively and timely deliver our hardware products. In addition, in some cases, we rely only on one hardware manufacturer to fabricate, test, and assemble our products. In general, our contract manufacturers fabricate or procure components on our behalf, subject to certain approved procedures or supplier lists, and we do not have firm commitments from all of these manufacturers to provide all components, or to provide them in quantities and on timelines that we may require. Due to our reliance on the components or products produced by suppliers such as these, we are subject to the risk of shortages and long lead times in the supply of certain components or products. We are still in the process of identifying alternative manufacturers for the assembly of our products and for many of the single-sourced components used in our products. In the case of off-the-shelf components, we are subject to the risk that our suppliers may discontinue or modify them, or that the components may cease to be available on commercially reasonable terms, or at all. We have in the past experienced, and may in the future experience, component shortages, or delays or other problems in product assembly, and the availability and cost of these components or products may be difficult to predict. For example, our manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, disease outbreaks (such as the recent COVID-19 pandemic), civil unrest, hostilities or wars (such as the ongoing conflict between Russia and Ukraine), component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems.

In particular, increased demand for semiconductor chips in recent years, due in part to the COVID-19 pandemic and an increased use of laptop computers, 5G phones, gaming systems, and other IT equipment that use these chips, has resulted in an ongoing global shortage of chips. As a result, our ability to source semiconductor chips used in our hardware products has been adversely affected. This shortage may result in increased component delivery lead times, delays in the production of our hardware products, and increased costs to source available semiconductor chips. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, our ability to deliver sufficient quantities of our hardware products to support our existing customers and to support our growth through sales to new customers may be adversely affected.

As the scale of our hardware production increases, we will also need to accurately forecast, purchase, warehouse, and transport components at high volumes to our manufacturing facilities and servicing locations. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management, and other systems to accommodate the increased complexity in our supply chain and parts management, or if we are affected by adverse global supply chain dynamics, we may incur unexpected production disruption, storage, transportation, and write off costs, which may harm our business and operating results. For example, we have recently experienced elevated freight costs and expect such cost to remain elevated in the near-term, which may adversely impact our hardware costs and our profitability. Given the uncertainty and instability of global economic and political environment, we cannot predict how, the duration of and the extent to which our operations and financial results may be affected.

In the event of a shortage or supply interruption from suppliers of components used in our hardware products, we may not be able to develop alternate sources quickly, cost effectively, or at all. This supply interruption could harm our relationships with our customers, prevent us from acquiring new customers, and materially and adversely affect our business.

Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports or loss of or damage to our products while they are in transit or storage, intellectual property theft, losses due to tampering, third-party vendor issues with quality or sourcing control, failure by our suppliers to comply with applicable laws and regulation, potential tariffs (including those applicable to our relationships with vendors in China) or other trade restrictions, or other similar problems could limit or delay the supply of our products, or harm our reputation.

We also rely on certain suppliers located internationally as part of our supply chain, and the supply risks described above may similarly apply to or be more pronounced in respect of those international suppliers. For example, we have several long-term contracts with companies based in China and other parts of Asia. A violation of these contracts may require us to bring a claim in China or another jurisdiction in Asia and which may be difficult to enforce. In addition, there is uncertainty as to whether the courts in these international jurisdictions would recognize or enforce judgments of U.S. courts. Any litigation in international jurisdictions, including in China or other parts of Asia, may be protracted and result in substantial costs and diversion of resources and management attention.

We primarily rely on Amazon Web Services to deliver our services to customers on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We currently host our platform and support our operations on multiple data centers provided by Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities have been and could in the future be subject to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. The occurrence of any of the above circumstances or events and the resulting impact on our platform may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to retain existing customers or attract new customers, any of which could adversely affect our business, financial condition, and results of operations.

Even though our platform is hosted in the cloud solely by AWS, we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers. However, we do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to our business, financial condition, or results of operations over the longer term.

We depend on the interoperability of our platform across third-party applications and services that we do not control.

We have integrations with various third parties, both within and outside the restaurant ecosystem. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings. In addition, some of our competitors or customers on our platform may take actions that disrupt the interoperability of our platform with their own products or services, or they may exert strong business influence on our ability to, and the terms on which we operate and distribute our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors or customers on our platform modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our competitors' products or services, our platform, business, financial condition, and results of operations could be adversely affected.

Our partnerships with third parties are an important source of new business for us, and, if those third parties were to reduce their referral of customers to us, our ability to increase our revenue would be adversely affected.

We have partnerships with third parties that are an important source of new business. If any of our third-party partners, such as our partners in the online food marketplace that provide referrals, were to switch to providing marketing support for another payment processor, terminate their relationship with us, merge with or be acquired by one of our competitors, or shut down or become insolvent, we may no longer receive the benefits associated with that relationship, such as new customer referrals, and we also risk losing existing customers and the related payment processing that were originally referred to us by such third party. Any of these events could adversely affect our ability to increase our revenue.

Risks Related to Government Regulation and Other Compliance Requirements

Our business is subject to a variety of U.S. and international laws and regulations, many of which are unsettled and still developing, and our or our customers' failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or results of operations.

The restaurant technology industry and the offering of financial products therein is relatively nascent and rapidly evolving. We are or may become subject to a variety of laws and regulations. Laws, regulations, and standards governing issues such as worker classification, labor and employment, anti-discrimination, online credit card payments and other electronic payments, money transmission and money services, payment and payroll processing, on-demand pay, lending and loan brokering, loan servicing, debt collection, insurance, financial services, gratuities, pricing and commissions, text messaging, subscription services, intellectual property, data retention, privacy, data security, consumer protection, background checks, accessibility, wages, and tax are often complex and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of existing and new laws, and whether they are applicable to us, is often uncertain and may be conflicting, including varying standards and interpretations between state and federal law, between individual states, and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

It is also likely that if our business grows and evolves and our services are used in a greater number of geographies, we would become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws would be applied to our business and the new laws to which it may become subject.

We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services, and/or increase our cost of doing business. While we have and will need to continue to invest in the development of policies and procedures in order to comply with the requirements of the evolving, highly regulated regulatory regimes applicable to our business and those of our customers, our compliance programs are relatively nascent and we cannot assure that our compliance programs will prevent the violation of one or more laws or regulations. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, including any future laws or obligations that we may not be able to anticipate at this time, we could be adversely affected, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, discontinue certain services or platform features, limit our customer base, or find ways to limit our offerings in particular jurisdictions, which would adversely affect our business. Any failure to comply with applicable laws and regulations could also subject us to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets, revocation of licenses, inability to offer our products and services in all jurisdictions as we do currently, and other enforcement actions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could adversely affect our reputation or otherwise impact the growth of our business.

Further, from time to time, we may leverage third parties to help conduct our businesses in the United States or abroad. We may be held liable for any corrupt or other illegal activities of these third-party partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Illegal or improper activities of customers or customer noncompliance with laws and regulations governing, among other things, online credit card payments, financial services, gratuities, pricing and commissions, insurance, data retention, privacy, data security, consumer protection, wages, and tax could expose us to liability and adversely affect our business, brand, financial condition, and results of operations. While we have implemented various measures intended to anticipate, identify, and address the risk of these types of activities, these measures may not adequately address or prevent all illegal or improper activities by these parties from occurring and such conduct could expose us to liability, including through litigation, or adversely affect our brand or reputation.

We are subject to extensive and complex rules and regulations, licensing, and examination by various federal, state and local government authorities, and a failure to comply with the laws and regulations applicable to us could have a material adverse effect on our business.

We are subject to extensive and complex rules and regulations, licensing, and examination by various federal, state and local government authorities designed to protect our customers and guests of our customers when using our financial technology solutions. In connection with our financial technology solutions, we must comply with a number of federal, state and local laws and regulations, including state and federal unfair, deceptive, or abusive acts and practices laws, the Federal Trade Commission Act, the Equal Credit Opportunity Act, the Servicemembers Civil Relief Act, the Electronic Fund Transfer Act, the Gramm-Leach-Bliley Act, and the Dodd Frank Act. We must also comply with laws related to lending, loan brokering, loan servicing, debt collection, on-demand pay, insurance, money laundering, money transfers, and advertising, as well as a number of domestic and international privacy and information security laws, including the CCPA and the GDPR. Noncompliance with these privacy and security laws could result in significant penalties and remediation obligations. For example, under the GDPR, noncompliance can result in penalties up to the greater of 4% of worldwide annual revenue or €20 million depending on the circumstances. Additionally, we are or may become subject to a wide range of complex laws and regulations concerning the withholding, filing, and remittance of income and payroll taxes in connection with our payroll processing business. We may, in the future, offer additional financial technology solutions to guests of our customers that may be subject to additional laws and regulations or be subject to the aforementioned laws and regulations in novel ways.

Lending facilitated through the Toast Capital platform must comply with anti-discrimination statutes such as the Equal Credit Opportunity Act and state law equivalents that prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. In addition to reputational harm, violations of the Equal Credit Opportunity Act can result in actual damages, punitive damages, injunctive or equitable relief, attorneys' fees, and civil money penalties.

In addition, federal and state financial services regulators are aggressively enforcing existing laws, regulations, and rules and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. This shift in government enforcement policies and priorities may increase the risk that we will be subject to penalties and other materially adverse consequences through government enforcement actions. A finding that we failed to comply with applicable federal, state, and local law could result in actions that make our platform less convenient and attractive to, and potentially unsuitable for, customers and their guests or that have other materially adverse effects on our operations or financial condition.

Our subsidiary, Toast Processing Services LLC, or TPS, holds or is in the process of obtaining money transmitter licenses or similar authorizations in multiple states where they may be required in order for us to offer our payroll processing products. Each of the issuers of licenses has the authority to supervise and examine our activities. Licensing determinations are matters of regulatory interpretation and could change over time. For example, certain states may have a more expansive view than others of what activities qualify as lending, loan brokering, loan servicing, debt collection, on-demand pay, money transmission, or payroll processing and require a license. Government authorities could disagree with our licensing position or our reliance on certain exemptions from licensing requirements or determine that Toast, TPS, or another Toast subsidiary or affiliate should have applied for licenses sooner, and they could require us to obtain such licenses, fine us for unlicensed activity, require us to enter into a consent agreement, or subject us to other investigations and enforcement actions. They could also require us to cease conducting certain aspects of our business until we are properly licensed or deny us a license. An adverse licensing determination or the revocation of a license in one jurisdiction could adversely affect our licensing status in other jurisdictions. There can be no assurance that we will be able to obtain any such licenses, and, even if we are able to do so, we could be required to make products and services changes in order to obtain and maintain such licenses, which could have a material and adverse effect on our business. As we obtain such licenses, we are and will become subject to many additional requirements and limitations, including those with respect to the custody of customer funds; record-keeping requirements; disclosure requirements; examination requirements; annual or biennial activity reporting and license renewal requirements; notification and approval requirements for changes in our officers, directors, stock ownership, or corporate control; permissible investment requirements; capital or minimum net worth requirements; bonding; restrictions on marketing and advertising; qualified individual requirements; anti-money laundering and compliance program requirements; data security and privacy requirements; and review requirements for customer-facing documents. The cost of obtaining and maintaining licenses can be material.

Our subsidiary, Toast Insurance Services, Inc., and certain personnel hold insurance related licenses. We cannot assure you that we, or our licensed personnel, are and will remain at all times, in full compliance with insurance laws and regulations and we may be subject to fines, enforcement actions, void contracts, or our insurance operations in that state may be suspended or prohibited in the event of any non-compliance. If we, or our licensed personnel, apply for new licenses, we may become subject to additional licensing requirements, which we may not be in compliance with at all times.

Our relationship with our bank partner that makes loans to our customers may subject us to regulation as a service provider.

The working capital loans that we market to our customers are made by our bank partner. We are a service provider of this bank, providing marketing and loan administration services. Our contract with our bank partner requires us to comply with state and federal lending and servicing-related laws and regulations. In addition, the payroll cards that are offered to our customers' workers are issued by a bank partner. We are a service provider of this bank, providing marketing and account administration services. Our contract with the bank partner requires us to comply with state and federal laws and regulations (including laws that apply only to the bank directly). These contracts with bank partners may make us responsible for program compliance. In the future, we may enter into similar partner arrangements with other state or federally chartered financial institutions that may require us to comply with the laws to which such third parties are subject. As a service provider to financial institutions, such as banks, we are or may become subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body, the Board of Governors of the Federal Reserve System, or the Federal Reserve, the Office of the Comptroller of the Currency, or the OCC, the FDIC, the Consumer Financial Protection Bureau, or CFPB, and various other federal and state regulatory authorities. We also may be subject to similar review by state agencies that regulate our partner financial institutions.

We may be considered a "bank service provider" to our bank partners, and therefore be subject to supervision and regulation by the FDIC in connection with its supervision of the banks. On July 29, 2016, the board of directors of the FDIC released examination guidance relating to third-party lending as part of a package of materials designed to "improve the transparency and clarity of the FDIC's supervisory policies and practices" and consumer compliance measures that FDIC-supervised institutions should follow when lending through a business relationship with a third party. The proposed guidance would cover relationships for originating loans on behalf of, through or jointly with third parties, or using platforms developed by third parties. If adopted as proposed, the guidance would result in increased supervisory attention to institutions that engage in significant lending activities through third parties. The guidance would require at least one examination every 12 months, and it would include supervisory expectations for third-party lending risk management programs and third-party lending policies that contain certain minimum requirements, such as self-imposed limits as a percentage of total capital for each third-party lending relationship and for the overall loan program, relative to origination volumes, credit exposures (including pipeline risk), growth, loan types, and acceptable credit quality. The future formal adoption of this guidance could impose increased operating costs on us. It could also have a material negative impact on our partner financial institutions by making bank service provider arrangements more costly. As a result, we may have increased difficulty in establishing or maintaining such arrangements, each of which could have a material adverse effect on our business, financial condition, and results of operations.

These and other potential changes to laws and regulations and enhanced regulatory oversight of our partner financial institutions may require us to divert more resources to our compliance programs and maintaining our relationships with our partner financial institutions, terminate or modify our relationships with our partner financial institutions, or otherwise limit the manner in which we conduct our business. If we are unable to adapt our products and services to conform to the new laws and regulations, or if these laws and regulations have a negative impact on our clients, we may experience client losses or increased operating costs, which could have a material adverse effect on our business, financial condition, and results of operations.

If loans made by our bank partner were found to violate the laws of one or more states, whether at origination or after sale by our bank partner, loans facilitated through the Toast Capital platform may be unenforceable or otherwise impaired, we may be subject to, among other things, fines and penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business and results of operations.

When establishing the factor rate and payment structures that are charged to borrowers on loans we market and service, our bank partner relies on certain authority under federal law to export the interest requirements of the state where the bank is located to borrowers in all other states. Further, we rely on the ability of subsequent holders to continue charging such factor rate and payment structures and to enforce other contractual terms of the loans that are permissible under federal banking laws following the acquisition of the loans. In some states, the factor rate of some loans facilitated through the Toast Capital platform, if considered interest, would exceed the maximum interest rate permitted for loans made by non-bank lenders to borrowers residing in, or that have nexus to, such states. In addition, the rate structures for some loans facilitated through the Toast Capital platform may not be permissible in all states for non-bank lenders and/or the amounts charged in connection with loans facilitated through the Toast Capital platform may not be permissible in all states for non-bank lenders.

Usury, fee, and disclosure related claims involving loans facilitated through the Toast Capital platform may be raised in multiple ways. We and our bank partner may face litigation, government enforcement, or other challenge, for example, based on claims that the bank did not establish loan terms that were permissible in the state in which it is located or did not correctly identify the home or host state in which it is located for purposes of interest exportation authority under federal law.

If a borrower or any state agency were to successfully bring a claim against us or our bank partner for a state licensing or usury law violation and the rate at issue on the loan was deemed impermissible under applicable state law, we and our bank partner may face various commercial and legal repercussions, including not receiving the total amount of payments expected, and in some cases, the loans could be deemed void, voidable, rescindable, or otherwise impaired or we or our bank partner may be subject to monetary, injunctive or criminal penalties. Were such repercussions to apply to us, they could have a material adverse effect on our business, financial condition and results of operations; and were such repercussions to apply to our bank partner, it could be discouraged from making loans to our customers. We may also be subject to the payment of damages in situations where we agreed to provide indemnification to our bank partner, as well as fines and penalties assessed by state and federal regulatory agencies.

If loans facilitated through our platform were subject to successful challenge that our bank partner was not the "true lender," such loans may be unenforceable, subject to rescission, or otherwise impaired, we and our bank partner may be subject to penalties, and/or our commercial relationships may suffer, each which would adversely affect our business and results of operations.

Loans facilitated by Toast Capital are made by our bank partner in reliance on the position that the bank is the "true lender" for such loans. That true lender status determines various elements of the structure of the loan program, including that we do not hold licenses required solely for being the party that makes loans to our customers, and loans facilitated through the Toast Capital platform may involve pricing and payment structures permissible at origination because the lender is a bank, and/or the disclosures provided to borrowers are accurate and compliant in reliance of the status of the lender as a bank. Because the loans facilitated through the Toast Capital platform are made by our bank partner, many state financial regulatory requirements, including usury restrictions (other than the restrictions of the state in which our bank partner made a particular loan is located) and many licensing requirements and substantive requirements under state lender licensing laws, are treated as inapplicable based on principles of federal preemption or express exemptions provided in relevant state laws for certain types of financial institutions or loans they make.

Certain recent litigation and regulatory enforcement has challenged, or is currently challenging, the characterization of bank partners as the "true lender" in connection with programs involving marketing, processing, and/or servicing relationships between a bank partner and non-bank lending platforms. In addition, the House Committee on Financial Services has issued statements and held a hearing in response to concerns that bank partner arrangements undermine consumer safeguards, including state usury laws, and encouraged federal regulators to intervene.

We and our bank partners could also become subject to challenges regarding "true lender" status and, if so, we could face penalties and/or loans facilitated through the Toast Capital platform may be or become void, voidable, or otherwise impaired in a manner that may have adverse effects on our operations (either directly or as a result of an adverse impact on our relationship with our bank partner).

There have been no formal proceedings against us or indications of any proceedings against us to date, but there can be no assurance that state agencies or regulators will not make assertions with respect to the loans facilitated by our platform in the future. If a court or a state or federal enforcement agency were to deem Toast or Toast Capital, rather than our bank partner, the "true lender" for loans facilitated through our platform, and if for this reason (or any other reason) the loans were deemed subject to and in violation of certain state lender licensing and usury laws, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), and other penalties or consequences, and the loans could be rendered void or unenforceable in whole or in part, any of which could have a material adverse effect on our business (directly, or as a result of adverse impact on our relationships with our bank partner).

Changes in legislative and regulatory policy affecting payment processing or small business lending could have a material adverse effect on our business.

We provide our financial technology solutions in a constantly changing legal and regulatory environment. New laws or regulations, or new interpretations of existing laws or regulations, affecting our financial technology solutions could have a materially adverse impact on our ability to operate as currently intended and cause us to incur significant expense in order to ensure compliance. For example, government agencies may impose new or additional rules that (i) prohibit, restrict, and/or impose taxes or fees on payment processing transactions in, to or from certain countries or with certain governments, individuals, and entities; (ii) impose additional client identification and client due diligence requirements; (iii) impose additional reporting or recordkeeping requirements, or require enhanced transaction monitoring; (iv) limit the types of entities capable of providing payment processing services, or impose additional licensing or registration requirements; (v) impose minimum capital or other financial requirements; (vi) require enhanced disclosures to our payment processing clients; (vii) cause loans facilitated through the Toast Capital platform, or any of the underlying terms of those loans, to be unenforceable against the relevant borrowers; (viii) limit the number or principal amount of payment processing transactions that may be sent to or from a jurisdiction, whether by an individual or in the aggregate; and (ix) restrict or limit our ability to facilitate processing transactions using centralized databases. These regulatory changes and uncertainties make our business planning more difficult. They could require us to invest significant resources and devote significant management attention to pursuing new business activities, change certain of our business practices or our business model, or expose us to additional costs (including increased compliance costs and/or customer remediation), any of which could adversely impact our results of operations. If we fail to comply with new laws or regulations, or new interpretations of existing laws or regulations, our ability to operate our business, our relationships with our customers, our brand, and our financial condition and results of operations could be adversely affected.

Further, proposals to change the statutes affecting working capital loans facilitated through the Toast Capital platform may periodically be introduced in Congress and state legislatures. If enacted, those proposals could affect Toast Capital's operating environment in substantial and unpredictable ways. For example, California, New York, Utah and Virginia have enacted laws requiring non-bank commercial financing providers to register with the state financial services regulators and/or to deliver consumer-style disclosures to certain business customers in accordance with agency regulations, including regulations that are being promulgated. These new laws may impose new compliance requirements on previously unregulated aspects of our business, including but not limited to the requirements for new, consumer-style disclosures for certain financial products that we offer or facilitate.

As we expand our presence internationally, we may become subject to the laws, regulations, licensing schemes, industry standards, and payment card networks rules applicable in such jurisdictions, which may require us to invest additional resources to adopt appropriate compliance policies and measures. If we are unable to timely comply with the rules or laws of new jurisdictions in which we conduct business, our business or reputation may be adversely affected.

NACHA Rules and related oversight are material to our transaction processing business and our failure to comply could materially harm our business.

Our transaction processing services are subject to the National Automated Clearing House Association Rules, or NACHA Rules. Any changes in the NACHA Rules that increase our cost of doing business or limit our ability to provide processing services to our customers will adversely affect the operation of our business. If we or our customers fail to comply with the NACHA Rules or if our processing of customer transactions is materially or routinely delayed or otherwise disrupted, our partner financial institutions could suspend or terminate our access to NACHA's clearing and settlement network, which would make it impossible for us to conduct our business on its current scale.

Additionally, we periodically conduct audits and self-assessments to verify our compliance with NACHA Rules. If an audit or self-assessment under NACHA Rules identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and other staff and be expensive and time consuming. NACHA may update its operating rules and guidelines at any time, which could require us to take more costly compliance measures or to develop more complex monitoring systems. Our partner financial institutions could also change their interpretation of NACHA requirements, similarly requiring costly remediation efforts and potentially preventing us from continuing to provide services through such partner financial institutions until we have remediated such issues to their satisfaction.

Failure to comply with anti-money laundering, economic and trade sanctions regulations, the FCPA, and similar laws could subject us to penalties and other adverse consequences.

TPS is registered with the Treasury Department's Financial Crimes Enforcement Network, or FinCEN, as a money services business, or MSB. Registration as an MSB subjects us to the regulatory and supervisory jurisdiction of FinCEN, the anti-money laundering provisions of the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, or the BSA, and its implementing regulations applicable to MSBs. FinCEN may also interpret the BSA and its regulations as requiring registration of our parent company or other subsidiaries as MSBs. State regulators often impose similar requirements on licensed money transmitters. In addition, our contracts with financial institution partners and other third parties may contractually require us to maintain an anti-money laundering program. We are also subject to economic and trade sanctions programs, including those administered by OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, terrorists or terrorist organizations, and other sanctioned persons and entities.

We may in the future operate our business in foreign countries where companies often engage in business practices that are prohibited by U.S. and other regulations applicable to us. We are subject to anti-corruption laws and regulations, including the FCPA and other laws that prohibit the making or offering of improper payments to foreign government officials and political figures, including anti-bribery provisions enforced by the Department of Justice and accounting provisions enforced by the SEC. These laws prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities for the purpose of obtaining or retaining business. We have implemented policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations; however, there can be no assurance that all of our employees, consultants, and agents, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our policies, for which we may be ultimately responsible.

Our failure to comply with anti-money laundering, economic, and trade sanctions regulations, the FCPA, and similar laws could subject us to substantial civil and criminal penalties or result in the loss or restriction of our federal MSB registration and state money transmitter licenses (or the inability to obtain new licenses necessary to operate in certain jurisdictions). We may also face liability under our contracts with third parties, which may significantly affect our ability to conduct some aspects of our business. Additionally, changes in this regulatory environment may significantly affect or change the manner in which we currently conduct some aspects of our business. For example, bank regulators are imposing additional and stricter requirements on banks to ensure they are meeting their BSA obligations, and banks are increasingly viewing money services businesses, as a class, to be higher risk customers for money laundering. As a result, our bank partners may limit the scope of services they provide to us or may impose additional requirements on us. These regulatory restrictions on banks and changes to banks' internal risk-based policies and procedures may result in a decrease in the number of banks that may do business with us, may require us to change the manner in which we conduct some aspects of our business, may decrease our revenue and earnings and could have a materially adverse effect on our results of operations or financial condition.

Our involvement in our payroll and transaction processing services could be subject to federal and state money service business or money transmitter registration and licensing requirements that could result in substantial compliance costs, and our business could be adversely affected if we fail to predict how a particular law or regulation should be applied to our business.

In jurisdictions where we are involved in providing payroll processing services, including as a result of our acquisition of StratEx Holdco, LLC, or StratEx, we may be required to apply for a state money transmitter or similar license or registration. StratEx had not historically obtained state money transmitter licenses in connection with its payroll services based on the position that it has the benefit of various state exemptions relating, among other things, to the nature of the payroll and other services that it provides. Nevertheless, governmental authorities in various states may determine that such exemptions were not available and that StratEx was required to comply with state money transmitter licensing requirements. We are applying for state money transmitter licenses for TPS, which will be administering our payroll processing services after such licenses are obtained. In the course of such license applications, or otherwise, one or more state governmental authorities may determine that the activities conducted by StratEx required a money transmitter or similar license and assess fines related to the activities that StratEx engaged in on an unlicensed basis.

In addition, while we believe we have defensible arguments in support of our positions that our involvement in our transaction processing services is not subject to federal MSB registration and state money transmitter licensing, we have not expressly obtained confirmation of such positions from FinCEN or all state regulators that administer the state money transmission or payroll processor laws. It is possible that certain state regulators may determine that our activities are subject to licensing. Any determination that we are in fact required to be licensed may require substantial expenditures of time and money and could lead to liability in the nature of penalties or fines, costs, legal fees, reputational damage, or other negative consequences as well as cause us to be required to cease operations in some of the states we service, which would result have a material adverse effect on our business, financial condition, results of operations, and reputation. In the past, certain competitors have been found to violate laws and regulations related to money transmission, and they have been subject to fines and other penalties by regulatory authorities. Regulators and third-party auditors have also identified gaps in how similar businesses have implemented anti-money laundering programs. The adoption of new money transmitter, payroll processor, or money services business laws in jurisdictions, or changes in regulators' interpretation of existing state and federal money transmitter, payroll processor, or money services business laws or regulations, could subject us to new registration or licensing requirements. There can be no assurance that we will be able to obtain or maintain any such licenses in all of states where we offer transaction processing services, and, even if we were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material adverse effect on our business. In addition, there are substantial costs and potential product changes involved in maintaining and renewing such licenses, and we could be subject to fines, license revocation, or other enforcement action if we are found to violate disclosure, reporting, anti-money laundering, capitalization, corporate governance, or other requirements of such licenses. An adverse licensing determination or the revocation of a license in one jurisdiction could prevent us from operating certain aspects of our business in that jurisdiction, and could adversely affect our licensing status in other jurisdictions. These factors could impose substantial additional costs, involve considerable delay in the development or provision of our products or services, require significant and costly operational changes, or prevent us from providing our products or services in any given market.

Our platform regularly collects and stores personal information and, as a result, both domestic and international privacy and data security laws apply. As these laws are enhanced or new laws are introduced, our business could incur additional costs and liabilities and our ability to perform our services and generate revenue could be impacted.

As we seek to build a trusted and secure platform for and to expand our network of customers and facilitate their transactions and interactions with their guests, we will increasingly be subject to laws and regulations relating to the collection, use, retention, privacy, security, and transfer of information, including the personal information of their employees and guests. Domestically, this includes federal as well as state-specific legislation, including but not limited to the CCPA and the Virginia Consumer Data Protection Act, or the VCDPA. Additionally, a number of new US state-specific privacy laws in Colorado, Connecticut and Utah will become effective in 2023. As we expand internationally, international privacy laws pertaining to the processing and security of personal information become more relevant to our business, including but not limited to the GDPR, the United Kingdom GDPR and local privacy legislation, as well as Canadian privacy legislation, including Canada's Personal Information Protection and Electronic Documents Act and local provincial legislation. As with the other laws and regulations noted above, these laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business.

As noted above, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, California enacted the CCPA, which went into effect in January 2020 and became enforceable by the California Attorney General in July 2020, and which, among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights with respect to their personal information, including the right to request deletion of their personal information, the right to receive the personal information on record for them, the right to know what categories of personal information generally are maintained about them, as well as the right to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation.

Additionally, on January 1, 2023, the California Privacy Rights Act, or the CPRA, went into effect and amended the CCPA. The CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers' rights with respect to certain sensitive personal information and imposing additional personal information processing and use limitations. The CPRA amendment to the CCPA also creates a new state agency that will be vested with authority to implement and enforce the CCPA. The effects of the CCPA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Certain other state laws, such as the VCDPA, impose similar privacy obligations as the CCPA and we anticipate that more states may enact legislation similar to the CCPA, the VCDPA and the forthcoming state privacy laws in 2023, which provides consumers with new privacy rights and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA and the additional state-specific privacy laws noted above have prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies, and the availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies.

The regulatory framework governing the collection, processing, storage, use, and sharing of certain information, particularly financial and other personal information, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy statements or notices, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time, and other resources or the incurrence of significant fines, penalties, or other liabilities. In addition, any such action, particularly to the extent we were found to have engaged in violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition, and results of operations.

We cannot yet fully determine the impact these or future laws, rules, regulations, and industry standards may have on our business or operations. Any such laws, rules, regulations, and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. Additionally, our partners and our customers and their guests may be subject to differing privacy laws, rules, and legislation, which may mean that our partners or customers require us to be bound by varying contractual requirements applicable to certain other jurisdictions. If our customers fail to comply with such privacy laws, rules, or legislation, we could be exposed to liability and our business, financial condition, results of operations, and brand could be adversely affected. Adherence to contractual requirements imposed by our partners or customers may impact our collection, use, processing, storage, sharing, and disclosure of various types of information including financial information and other personal information, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules, and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative, and other developments. These changes may in turn impair our ability to offer our existing or planned features, products, and services, and/or increase our cost of doing business. As we expand our partnerships and our customer base, these requirements may vary from customer to customer, and from guest to guest, further increasing the cost of compliance and doing business.

We publicly post documentation regarding our practices concerning the collection, processing, use, and disclosure of information. Although we endeavor to comply with our published statements, notices, and documentation, we may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by us to comply with our privacy statements, notices, or any applicable privacy, security, or data protection, information security, or consumer-protection related laws, regulations, orders, or industry standards could expose us to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties, or negative publicity, and could materially and adversely affect our business, financial condition, and results of operations. The publication of our privacy statements, notices, and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, which could, individually or in the aggregate, materially and adversely affect our business, financial condition, and results of operations.

We have incurred, and may continue to incur, significant expenses to comply with evolving mandatory privacy and security standards and protocols imposed by law, regulation, industry standards, shifting customer and guest expectations, or contractual obligations, both in the U.S. and internationally. We post on our website our privacy statement and practices concerning the collection, use, and disclosure of information. In particular, with laws and regulations such as the CCPA, VCDPA and similar laws in the United States imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so. This also applies in the context of international privacy legislation such as the GDPR, UK GDPR and applicable Canadian privacy legislation. Any failure, real or perceived, by us to comply with our posted privacy statements or notices, changing customer and guest expectations, or with any evolving regulatory requirements, interpretations, or orders, other local, state, federal, or international privacy, data protection, information security, or consumer protection-related laws and regulations, industry standards, or contractual obligations could cause our customers to reduce their use of our products and services, disrupt our supply chain or third-party vendor or developer partnerships, and materially and adversely affect our business.

Changes in tax law may adversely affect us or our investors.

We are subject to taxation in the United States and certain other jurisdictions in which we operate. Changes in applicable tax laws or regulations may be proposed or enacted that could materially and adversely affect our effective tax rate, tax payments, results of operations, financial condition and cash flows. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our Class A common stock. Prospective investors should consult their tax advisors regarding the potential consequences of changes in tax law on our business and on the ownership and disposition of our Class A common stock.

Changes in tax laws or accounting principles could affect our future worldwide effective tax rate. The Inflation Reduction Act, or IRA, which was enacted in August 2022, included provisions for a 15% minimum tax on adjusted financial statement income of certain large corporations, as well as an excise tax on certain share buybacks by public corporations. Additionally, various countries and organizations such as the Organization for Economic Cooperation and Development are in the process of considering changes to existing frameworks that could impact our company if proposed or new laws are enacted in countries where we operate our business. These recent domestic and global tax developments could increase our future tax liability, which in turn could adversely impact our business and future profitability.

Under state tax law, we may be deemed responsible for collecting and remitting sales taxes directly to certain states. State tax authorities may raise questions about, or challenge or disagree with, our calculation, reporting, or collection of taxes and may require us to collect taxes or to remit additional taxes and interest and could impose associated penalties and fees. Moreover, an increasing number of states have considered or adopted laws or administrative practices that attempt to impose obligations for online marketplaces, payment service providers, and other intermediaries. These obligations may require us to collect and remit taxes on the merchant customers behalf and take on additional reporting and record-keeping obligations. Any failure by us to prepare for and to comply with these and similar reporting and record-keeping obligations could result in substantial monetary penalties and other sanctions, adversely impact our ability to do business in certain jurisdictions, and harm our business.

Government regulation of the Internet, mobile devices, and e-commerce is evolving, and unfavorable changes could substantially adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the Internet, mobile devices, and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, e-commerce, or other online services, increase the cost of providing online services, require us to change our business practices, or raise compliance costs or other costs of doing business. These evolving regulations and laws may cover taxation, tariffs, user privacy, data protection, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, and the characteristics and quality of our services. It is not clear how existing laws governing issues such as property ownership, sales, use, and other taxes, and personal privacy apply to the Internet and e-commerce. In addition, in the future, it is possible that foreign government entities in jurisdictions in which we seek to expand our business may seek to or may even attempt to block access to our mobile applications and website. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business, and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

We are developing new products and services that may be subject to additional state or federal laws or regulations or the authority of the Consumer Financial Protection Bureau.

We are constantly developing new products and services to make it easier for our customers to operate their businesses. These new products and services may include features that are subject to additional state or federal laws or regulations or the authority of the CFPB. The 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, created the CFPB to assume responsibility for implementing and enforcing most federal consumer financial protection laws and a prohibition on unfair, deceptive, and abusive acts and practices. Under the Dodd-Frank Act, the CFPB can take action against companies that have violated the Dodd-Frank Act, the federal consumer financial protection laws, or CFPB regulations. Due to products and services that are subject to the CFPB's authority, we may face increased scrutiny or examination that could result in regulatory or enforcement actions that adversely affect the operation of our business by increasing our costs or otherwise limiting our ability to provide such products and services.


Risks Related to Our Intellectual Property


If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose valuable assets or revenue and become subject to costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our intellectual property rights. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, and contractual restrictions to establish and protect our intellectual property rights in our products and services. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some provisions in our licenses of our technology to customers and other third parties protecting against unauthorized use, copying, transfer, and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

Our issued patents and any patents issued in the future may not provide us with any competitive advantages, and our patent applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications, or we may not be able to do so at a reasonable cost or in a timely manner. Even if issued, these patents may not adequately protect our intellectual property, as the legal standards relating to the infringement, validity, enforceability, and scope of protection of patent and other intellectual property rights are complex and often uncertain.

Additionally, we have registered, among other trademarks, the name "Toast" in the United States and other jurisdictions. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. There could also be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, we may not timely or successfully register our trademarks or otherwise secure our intellectual property.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. These agreements may not be effective in preventing unauthorized use or disclosure of confidential information or controlling access to and distribution of our products or other proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our existing products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new products, and we may not be able to license that technology on commercially reasonable terms or at all. Our inability to license this technology could harm our ability to compete.

We have been, and may in the future be, subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them than we do. Any intellectual property litigation in which we become involved may involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. From time to time, third parties have asserted and may assert patent, copyright, trademark, or other intellectual property rights against us, our partners, or our customers. We have received, and may in the future receive, notices that claim we have misappropriated, misused or infringed other parties' intellectual property rights and, to the extent we gain greater market visibility, especially as a public company, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to the restaurant technology market. In addition, our agreements with customers include indemnification provisions, under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons or other third-party claims. Large indemnity payments could harm our business, financial condition, and results of operations.

The outcome of intellectual property claims, with or without merit, could be very time consuming, could be expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third-party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of certain products or services and may be unable to compete effectively. Any of these results could harm our business, financial condition, and results of operations.

Our platform makes use of open-source software components, and a failure to comply with the terms of the underlying open-source software licenses could negatively affect our ability to sell our products and subject us to possible litigation.

Our products incorporate and are dependent to a significant extent upon the use of open-source software, and we intend to continue our use of open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses and is typically freely accessible, usable, and modifiable. Pursuant to such open-source licenses, we may be subject to certain conditions, including requirements, depending on how the licensed software is used or modified, that we offer our proprietary software that incorporates the open-source software for little or no cost, that we make available source code for modifications or derivative works we create based upon incorporating or using the open-source software and that we license such modifications or derivative works under the terms of the particular open-source license. These potential conditions could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantage. Further, if an author or other third party that uses or distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained or are dependent upon the open-source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products. Litigation could be costly for us to defend, negatively affect our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our products and technologies. Any requirement that we make available source code for modifications or derivative works we create based upon incorporating or using open-source software or that we license such modifications or derivative works under the terms of open-source licenses, could be harmful to our business, financial condition, or results of operations, and could help our competitors develop products and services that are similar to or better than ours. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open-source software, we may lose the right to continue to use and exploit such open-source software in connection with our operations and products, which could disrupt and adversely affect our business.

In addition to risks related to license requirements, usage, and distribution of open-source software can lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, controls on the origin or development of the software, remedies against the licensors or other contractual provisions regarding infringement claims or the quality of the code. Many of the risks associated with usage of open-source software cannot be eliminated and could adversely affect our business.

Although we have established procedures to monitor the use of open-source software, we rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have never, directly or indirectly, incorporated open-source software into, or otherwise used open-source software in connection with, our proprietary software of which, or in a manner in which, we are not aware, or that they will not do so in the future. It is also possible that we may not be aware of all of our corresponding obligations under open-source licenses. We cannot guarantee that we have incorporated open-source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our business, most importantly www.toasttab.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names outside the United States for a variety of reasons. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.

Risks Related to Our Class A Common Stock

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

We cannot predict the prices at which our Class A common stock will trade. The market price of our Class A common stock has fluctuated and may fluctuate in the future substantially and will depend on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock, because you might not be able to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of our Class A common stock include, but are not limited to, the following:

- actual or anticipated changes or fluctuations in our results of operations;

- the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

- announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships, or capital commitments;

- industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- price and volume fluctuations in the overall stock market from time to time;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the significant voting control of our executive officers, directors and their affiliates;

- actual or anticipated developments in our business, or our competitors' businesses, or the competitive landscape generally;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- actual or perceived privacy or security breaches or other incidents;

- developments or disputes concerning our intellectual property rights, our products, or third-party proprietary rights;

- announced or completed acquisitions of businesses or technologies by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any significant changes in our management or our board of directors;

- general economic conditions, such as rising inflation and interest rates, global recessionary conditions, and slow or negative growth of our markets; and

- other events or factors, including those resulting from hostilities or wars (such as the conflict between Russia and Ukraine), incidents of terrorism, natural disasters, public health concerns or epidemics (such as the COVID-19 pandemic), or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. Securities litigation, if instituted against us, could result in substantial costs and divert our management's attention and resources from our business. This risk could materially adversely affect our business, financial condition, results of operations, and prospects.

The dual-class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our capital stock prior to our IPO, including our directors, executive officers and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. As of December 31, 2022, we had 169,933,289 shares of Class B common stock outstanding, representing approximately 83% of the voting power of our outstanding capital stock; our 5% stockholders, directors, executive officers and their affiliates beneficially owned in the aggregate approximately 85% of the voting power of our outstanding capital stock. Even if any of our directors or executive officers no longer have a service relationship with us, they may continue to have the same influence over matters requiring stockholder approval. In addition, because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control a majority of the combined voting power of our common stock and therefore control all matters submitted to our stockholders for approval until (i) the date the holders of two-thirds of our outstanding Class B common stock elect to convert the Class B common stock to Class A common stock, or (ii) September 24, 2028. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. As a result, such concentrated control may adversely affect the market price of our Class A common stock.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions as specified in our amended and restated certificate of incorporation, such as transfers to family members and certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.

We cannot predict the effect our dual-class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also, in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. It is unclear what effect, if any, these policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Our principal stockholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the company.

Our founders, executive officers, directors, and other principal stockholders, in the aggregate, beneficially hold a majority of the voting power of our outstanding stock. These stockholders currently have, and likely will continue to have, significant influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these stockholders could have the effect of delaying or preventing an acquisition of the company or another significant corporate transaction.

An active, liquid trading market for our Class A common stock may not be sustained, which may make it difficult for you to sell the Class A common stock you purchase.

We cannot predict if an active and liquid trading market of our Class A common stock will be sustained. If an active and liquid trading market for our Class A common stock is not sustained, you may have difficulty selling any of our Class A common stock at a price above the price you purchase it or at all. If an active market for our Class A common stock is not sustained, our ability to raise capital to fund our operations by selling shares and our ability to acquire other companies or technologies by using our shares as consideration may suffer.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales could occur in large quantities, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The market price of our Class A common stock could drop significantly if our stockholders sell, or are perceived as intending to sell, shares of our Class A common stock. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

You may incur dilution as a result of future equity issuances.

Any common stock that we issue under our existing equity incentive plans or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by our other equity holders. We have, and may in the future, issue securities in connection with investments, acquisitions, or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Class A common stock.

Certain provisions in our charter documents and Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove members of our board of directors or current management and may adversely affect our stock price.

Our amended and restated certificate of incorporation and our second amended and restated bylaws contain provisions that could delay or prevent a change in control. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

- a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

- the denial of any right of our stockholders to remove members of our board of directors except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all our outstanding voting stock then entitled to vote in the election of directors;

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- provide for a dual-class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors, chief executive officer, or by the board of directors acting pursuant to a resolution adopted by a majority of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the then-outstanding voting power of our capital stock; and

- advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions may discourage proxy contests and delay or prevent attempts by our stockholders to replace or remove our board of directors and to cause us to take corporate actions they desire. In addition, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an "interested stockholder" for a specified period of time. Any of these provisions of our amended and restated certificate of incorporation, second amended and restated bylaws, and Delaware law could limit the price that investors might be willing to pay for shares of our Class A common stock and deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of Class A common stock in an acquisition.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any dividends to holders of our capital stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our second amended and restated bylaws designate certain specified courts as the sole and exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our second amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or the Chancery Court, will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our second amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. Our second amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing the claims identified above, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision and the Federal Forum Provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable in an action, we may incur additional costs associated with resolving such an action. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Chancery Court or the federal district courts of the United States of America may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

If securities analysts cease to publish research or reports or publish inaccurate or unfavorable research about our business, if they downgrade our stock or our sector or if our financial results do not meet or exceed the guidance we provide to the public, our stock price could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts and the analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

In addition, the stock prices of many companies in the technology industry have declined significantly after those companies failed to meet the financial guidance publicly announced by the companies or the expectations of analysts, and stock prices have even declined significantly after such companies exceeded, or even significantly exceeded, such guidance or expectations. If our financial results fail to meet our announced guidance or the expectations of analysts or public investors, or even if our financial results exceed, or even significantly exceed, such guidance or expectations, or if we reduce our guidance for future periods, our stock price may decline.

General Risk Factors

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC and PCAOB regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

As a public reporting company, we are subject to the rules and regulations established from time to time by the SEC and the Public Company Accounting Oversight Board, or PCAOB. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel.

We are also required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report on the effectiveness of our internal control over financial reporting as of the end of each fiscal year, which requires us to document and test our internal control over financial reporting. Management's initial certification under Section 404 of the Sarbanes-Oxley Act was provided with this annual report on Form 10-K. In support of such certification, we were required to document and make significant changes and enhancements, including hiring personnel and establishing our internal audit functions. Likewise, our independent registered public accounting firm was required to provide an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022. We anticipate to continue investing significant resources to develop and refine our disclosure controls and other procedures.

If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that are placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Our current controls and any new controls that we develop may also become inadequate because of changes in our business, and weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods, undermine investor confidence in us, and adversely affect the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

We have identified a material weakness in our internal controls over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness in our internal controls over financial reporting as of December 31, 2022, related to ineffective information technology general controls, or ITGCs, in the area of user access over certain IT systems that support our revenue financial reporting processes. As a result, the related process-level IT dependent manual controls, certain change management controls, and automated application controls for certain key IT systems were also ineffective. Although the material weakness identified above did not result in any material misstatements in our consolidated financial statements for the periods presented and there were no changes to previously released financial results, our management concluded that these control weaknesses constitute a material weakness and that our internal control was not effective as of December 31, 2022.

Our management, under the oversight of the Audit Committee of our Board of Directors and in consultation with outside advisors, has begun evaluating and implementing measures designed to ensure that the control deficiencies contributing to the material weakness are remediated. In particular, we are taking steps to remediate this material weakness by (i) creating and filling an IT Compliance Oversight function; (ii) developing and implementing additional training and awareness programs addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on user access; (iii) increasing the extent of oversight and verification checks included in operation of user access controls and processes; (iv) deploying additional tools to support administration of user access; and (v) enhancing quarterly management reporting on the remediation measures to the Audit Committee of the Board of Directors. The above controls need to operate for a sufficient period of time so that management can conclude that our controls are operating effectively. As such, the material weakness will not be considered remediated until management has concluded through the implementation of these remediation measures and additional testing that these controls are effective.

While we are designing and implementing new controls and measures to remediate this material weakness as noted above, we cannot assure you that the measures we are taking will be sufficient to remediate the material weakness or avoid the identification of additional material weaknesses in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our financial statements and could cause us to fail to meet our periodic reporting obligations, any of which could diminish investor confidence in us and cause a decline in the price of our Class A common stock.

We incur significant costs as a result of operating as a public company.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes are greater than those for private companies. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations have increased our legal and financial compliance costs and will increase demand on our systems. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in our public filings, our business and financial condition has become more visible, which may result in threatened or actual litigation, including by competitors. These rules and regulations have and will increase our legal and financial compliance costs and have and will make some activities more difficult, time-consuming, and costly, although we are currently unable to estimate these costs with any degree of certainty.

As a public company subject to enhanced rules and regulations, it is also more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management's attention, and affect our ability to attract and retain qualified board members and executive officers.

Our senior management team has limited experience managing a public company, and regulatory compliance obligations may divert its attention from the day-to-day management of our business.

The individuals who now constitute our senior management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is located in Boston, Massachusetts, pursuant to an operating lease that expires in 2029. We use this facility for administration, sales and marketing, technology and development and professional services. We lease additional offices in North America, Europe and Asia for sales, professional services, and other personnel. We believe that these facilities are generally suitable to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

Item 3. Legal Proceedings

We are not currently a party to any litigation or claims that, if determined adversely to us, would have a material adverse effect on our business, operating results, financial condition, or cash flows. We are, from time to time, party to litigation and subject to claims in the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock has been listed on the New York Stock Exchange under the symbol "TOST" since September 22, 2021. Prior to that date, there was no public trading market for our Class A common stock.

Our Class B common stock is neither listed nor traded.

Holders of Record

As of December 31, 2022, there were 357 holders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders and includes an indeterminate number of stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

As of December 31, 2022, there were 100 holders of record of our Class B common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Toast, Inc. under the Securities Act, or the Exchange Act.

The following graph compares the cumulative total return to stockholders on our Class A common stock with the cumulative total returns of the Standard & Poor's 500 Index, or the S&P 500, and the S&P 500 Information Technology Sector Index. An investment of $100 is assumed to have been made in our Class A common stock and in each index on September 22, 2021, the date our Class A common stock began trading on the New York Stock Exchange, and its relative performance is tracked through December 31, 2022. The graph uses the closing market price on September 22, 2021 of $62.51 per share as the initial value of our Class A common stock. Data for the S&P 500 and the S&P 500 Information Technology Index assume reinvestment of dividends.

The returns shown are based on historical results and are not intended to suggest future performance.



Recent Sales of Unregistered Securities

In November 2022, we issued and donated 546,889 shares of Class A common stock to an independent donor advised fund to further our philanthropic goals through our Toast.org initiative, for consideration consisting of the benefit to the Company related to the purpose of the independent donor advised fund. The offer, sale, and issuance of the securities were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act under the Securities Act as a transaction by an issuer not involving a public offering.

Use of Proceeds From the IPO

Our initial public offering of our Class A common stock was effected pursuant to a Registration Statement on Form S-1 (File No. 333-259104) which was declared effective by the SEC on September 21, 2021. There has been no material change in the planned use of proceeds from our initial public offering as described in our Registration Statement and other periodic reports filed with the SEC.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" sections of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, describes principal factors affecting the results of our operations, financial condition and liquidity, as well as our critical accounting policies and estimates that require significant judgment and thus have the most significant potential impact on our Consolidated Financial Statements included elsewhere in this Form 10-K. Our MD&A is organized as follows:

- *Overview.* This section provides a general description of our business, recent developments, and key business metrics.

- *Results of Operations.* This section provides an overview and analysis of our financial results for the year ended December 31, 2022 compared to the year ended December 31, 2021 and for the year ended December 31, 2021 compared to the year ended December 31, 2020.

- *Liquidity and Capital Resources.* This section provides an analysis of our liquidity and changes in cash flows, as well as a discussion of available borrowings and contractual commitments.

- *Critical Accounting Policies and Estimates.* This section discusses accounting policies and estimates that require us to exercise subjective or complex judgments in their application. We believe these accounting policies and estimates are important to understanding the assumptions and judgments incorporated in our reported financial results.

OVERVIEW

Toast is a cloud-based, all-in-one digital technology platform purpose-built for the entire restaurant community. Our platform provides a comprehensive suite of SaaS products, financial technology solutions including integrated payment processing, restaurant-grade hardware, and a broad ecosystem of third-party partners. We serve as the restaurant operating system, connecting front of house and back of house operations across dine-in, takeout, and delivery channels. As of December 31, 2022, approximately 79,000 restaurant locations, processing approximately $92 billion of gross payment volume in the trailing 12 months, partnered with Toast to optimize operations, increase sales, engage guests, and maintain happy employees.

By enabling these capabilities through a single, integrated platform, Toast improves experiences across the restaurant ecosystem:

- **Restaurant operators.** We arm restaurants with a wide range of products and capabilities to address their specific needs regardless of size, location, or business model. As a result, restaurants using Toast often see higher sales and greater operational efficiency.

- **Guests.** We are laser focused on helping our customers deliver memorable guest experiences at scale. Guests can place orders easily, safely, and accurately across web, mobile, and in-person channels for dine-in, takeout, or delivery. In addition, our platform empowers restaurants to utilize their guest data to deliver targeted and personalized experiences with loyalty programs and marketing solutions.

- **Employees.** Our easy-to-learn and easy-to-use technology improves the experience of restaurant employees across Toast customers. Employees are core to delivering great hospitality, and it is critical for restaurants to engage and retain employees in an increasingly competitive labor market. Our products enable new employees to learn quickly through guided workflows, facilitate faster table turns and safer, streamlined operations, and provide greater transparency around, and timely access to, employees' wages.

- **Suppliers.** Our supplier management and accounting products give restaurants the tools to optimize their back-office operations. Managing supplier networks and procurement, and having high visibility into costs, are critical to efficiently operating a restaurant. Our products enable customers to automate manual billing processes, manage inventory, and improve profitability with real-time cost insights on menu items. The seamless integration across our end-to-end platform gives our customers the rich data and reporting capabilities to efficiently operate and manage their restaurants.

The benefits to all stakeholders using the Toast platform create a powerful, virtuous cycle that amplifies our impact on restaurants. Guest satisfaction generates loyalty to restaurants, driving repeat sales, word-of-mouth referrals, and larger checks and tips. This promotes employee satisfaction, helping reduce turnover and motivating employees to continue to raise the bar on the guest experience. In addition, our integrated software and payments platform consolidates data on restaurant sales and operations, which enables our reporting and analytics as well as financial technology solutions, such as working capital loans, to further support our customers' success.

Since our founding, we have translated our love for restaurants into a commitment to innovation and digital transformation for the restaurant industry. As we have expanded our platform, launched new products, and added new partners over time, we have rapidly grown the number of restaurant locations on the Toast platform.

On September 24, 2021, we completed our initial public offering, or IPO, in which we issued and sold 25,000,000 shares of our Class A common stock at the public offering price of $40.00 per share, which included the full exercise of the underwriters' option to purchase additional 3,260,869 shares. We received net proceeds of $944 million after deducting underwriting discounts, commissions, and other offering costs.

Recent Developments in Macroeconomic Environment

Global events and macroeconomic conditions such as inflation and its potential impact on consumer spending, rising interest rates, global supply chain issues and the COVID-19 pandemic have impacted and may continue to impact our business. While our business results remain positive, it is difficult to predict the potential impact these factors may have on our future business results because of the uncertainty they have produced or will produce among consumers and the restaurant industry.

Key Business Metrics

(dollars in billions)	Year Ended December 31,			2022 to 2021	2021 to 2020
	2022	**2021**	**2020**	**% Growth**	**% Growth**
Gross Payment Volume (GPV)	$ 91.7	$ 57.0	$ 25.4	61 %	124 %

(dollars in millions)	As of December 31,			2022 to 2021	2021 to 2020
	2022	**2021**	**2020**	**% Growth**	**% Growth**
Annualized Recurring Run-Rate (ARR)	$ 901	$ 568	$ 326	59 %	74 %

	As of December 31,			2022 to 2021	2021 to 2020
	2022	**2021**	**2020**	**% Change**	**% Change**
Net Retention Rate (NRR)	118 %	135 %	114 %	(17)%	21 %

Gross Payment Volume (GPV)[1]

Gross Payment Volume represents the sum of total dollars processed through the Toast payments platform across all restaurant locations in a given period. GPV is a key measure of the scale of our platform, which in turn drives our financial performance. As our customers generate more sales and therefore more GPV, we generally see higher financial technology solutions revenue.

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[1] Please note that numbers may not tie due to rounding to the nearest hundred million.

Annualized Recurring Run-Rate (ARR)

We monitor Annualized Recurring Run-Rate as a key operational measure of the scale of our subscription and payment processing services for both new and existing customers. To calculate this metric, we first calculate recurring run-rate on a monthly basis. Monthly Recurring Run-Rate, or MRR, is measured on the final day of each month for all restaurant locations live on our platform as the sum of (i) our monthly billings of subscription services fees, which we refer to as the subscription component of MRR, and (ii) our in-month adjusted payments services fees, exclusive of estimated transaction-based costs, which we refer to as the payments component of MRR. MRR does not include fees derived from Toast Capital or related costs. MRR is also not burdened by the impact of SaaS credits offered.

ARR is determined by taking the sum of (i) twelve times the subscription component of MRR and (ii) four times the trailing-three-month cumulative payments component of MRR. We believe this approach provides an indication of our scale, while also controlling for short-term fluctuations in payments volume. Our ARR may decline or fluctuate as a result of a number of factors, including customers' satisfaction with our platform, pricing, competitive offerings, economic conditions, or overall changes in our customers' and their guests' spending levels. ARR is an operational measure, does not reflect our revenue or gross profit determined in accordance with GAAP, and should be viewed independently of, and not combined with or substituted for, our revenue, gross profit, and other financial information determined in accordance with GAAP. Further, ARR is not a forecast of future revenue and investors should not place undue reliance on ARR as an indicator of our future or expected results.

Net Retention Rate (NRR)

To calculate our Net Retention Rate, or NRR, we first identify a cohort of customers, or the Base Customers, in a particular month, or the Base Month. For this purpose, we do not consider a customer as a Base Customer unless there is at least one location live on the Toast platform for the entirety of the Base Month. We then divide MRR for the Base Customers in the same month of the subsequent year, or the Comparison Month, by MRR in the Base Month to derive a monthly NRR. MRR in the Comparison Month includes the impact of any churn or contraction of the Base Customers, and by definition does not include any customers added to the Toast platform between the Base Month and Comparison Month. We measure the annual NRR by taking a weighted average of the monthly NRR over the trailing twelve months.

Components of Results of Operations

Revenue

We generate revenue from four main sources that are further described below: (1) subscription services, (2) financial technology solutions, (3) hardware, and (4) professional services.

Our total revenue consists of the following:

Subscription services. We generate subscription services revenue from fees charged to customers for access to our software applications, generally over a term ranging from 12 to 36 months. Our subscription services revenue is primarily based on a rate per location, and this rate varies depending on the number of software products purchased, hardware configuration, and employee count at each location.

Financial technology solutions. Revenue from financial technology solutions consists primarily of transaction-based fees paid by customers to facilitate their payment transactions, which are generally calculated as a percentage of the total transaction amount processed plus a per-transaction fee. The transaction fees collected are recognized as revenue on a gross basis. Financial technology solutions revenue also includes fees earned from marketing and servicing working capital loans to our customers through Toast Capital that are originated by a third-party bank. In these arrangements, Toast Capital's bank partner originates all loans, and Toast Capital then services the loans using Toast's payments infrastructure to remit a fixed percentage of daily sales until the loan is paid back. Toast Capital is responsible for purchasing from our bank partner loans in default (or that have been or are scheduled to be charged off) until the aggregate principal amount of such purchased loans equals 15% of the total originated amount for each quarterly loan cohort. Toast Capital earns a servicing fee as well as a credit performance fee that is tied to the portfolio performance.

Hardware. We generate hardware revenue from the sale of terminals, tablets, handhelds, and related devices and accessories, net of estimated returns.

Professional services. We generate professional services revenue from fees charged to customers for installation services, including business process mapping, configuration, and training. These services can be delivered on-site, remotely, or on a self-guided basis.

Costs of Revenue

Costs of revenue consists of expenses that are directly related or closely correlated to revenue generation, including, but not limited to, employee-related costs for customer support and certain operational roles as well as allocated overhead. Employee-related costs consist of salaries, benefits, bonuses, and stock-based compensation expense. Allocated overhead includes certain facilities costs, depreciation expense, and amortization costs associated with internally developed software. Below are descriptions of the types of costs classified within each component of costs of revenue:

Subscription services. Subscription services costs consist of customer support and associated employee-related costs, hosting costs, professional services costs, other software costs to support our cloud-based platform, and amortization costs associated with internally developed software.

Financial technology solutions. Financial technology solutions costs consist primarily of transaction-based costs, which are mostly fees and costs paid to issuers and card networks as well as other related fees associated with third-party payment processors and fraud management.

Hardware. Hardware costs consist of raw materials and the cost of manufacturing and shipping hardware sold to customers, including terminals, tablets, handhelds, and related devices and accessories. Included in the manufacturing and shipping costs are employee-related costs, professional services costs, and allocated overhead associated with our supply chain and fulfillment teams.

Professional services. Professional services costs consist primarily of employee-related costs and allocated overhead associated with our onboarding team, along with fees paid to third-party service providers engaged to perform installations and other services.

Amortization of acquired intangible assets. Amortization of acquired intangible assets is related to technologies acquired through acquisitions that have the capability of producing revenue.

Operating Expenses

During the year ended December 31, 2020, we incurred certain costs, including severance, lease exit costs, and accelerated depreciation of property and equipment, in connection with a reduction in workforce resulting from changes to our operations as a result of the COVID-19 pandemic.

Our operating expenses consist of the following:

Sales and marketing. Sales and marketing expenses consist primarily of employee-related costs incurred to acquire new customers and increase product adoption across our existing customer base. Marketing expenses also include fees incurred to generate demand through various advertising channels.

Research and development. Research and development expenses consist primarily of employee-related costs associated with improvements to our platform and the development of new product offerings, as well as allocated overhead and expenses associated with the use of third-party software directly related to development of our products and services.

General and administrative. General and administrative expenses consist primarily of expenses related to management and administrative functions, including finance, legal, human resources, and information technology. General and administrative expenses also include costs related to fees paid for certain professional services, including legal, information technology, and tax and accounting services, as well as bad debt and credit related expenses.

Other Income (Expenses)

Our other income and expenses consist of the following:

Interest income (expense), net. Consists of interest earned from cash held in money market accounts, interest earned on our marketable securities, offset by interest incurred on our convertible notes, which were issued in June 2020 and repaid in June 2021.

Change in fair value of warrant liability. Represents the change in the fair value of our warrant liability related to warrants issued to purchase shares of our convertible preferred stock and our common stock. The warrant liability is remeasured at fair value at each reporting date which could have a significant effect on other income (expense) and our results of operations during each period. The fair value is based on the trading price of our Class A common stock, as well as other relevant valuation inputs, including estimated volatility of our Class A common stock, strike price, relevant risk-free interest rates, and time to expiration of the warrants, and may fluctuate in subsequent periods.

Change in fair value of derivative liability. Represents the change in fair value of derivative liability related to the conversion option provided for in the convertible notes which were repaid in June 2021.

Loss on debt extinguishment. Represents the loss on settlement of our convertible notes which were repaid in June 2021.

Other income (expense), net. Represents foreign currency transaction gains and losses, changes in fair value of our marketable securities, refundable research and development tax credits, and other items.

Income Tax Benefit (Expense)

Income tax benefit (expense). Consists of U.S. federal and state income tax as well as international taxes in various foreign jurisdictions for the year ended December 31, 2022. Our effective tax rate fluctuates from period to period due to changes in the mix of income and losses in jurisdictions with a wide range of tax rates, the effect of acquisitions, changes resulting from the amount of recorded valuation allowance, and permanent differences between U.S. generally accepted accounting principles and local tax laws.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2022, 2021, and 2020

Discussions related to year-over-year comparisons between 2021 and 2020 are included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 1, 2022, and incorporated herein by reference.

The following table summarizes our results of operations for the years ended December 31, 2022, 2021, and 2020:

	Year Ended December 31,		
(dollars in millions)	2022	2021	2020
Revenue:			
Subscription services	$ 324	$ 169	$ 101
Financial technology solutions	2,268	1,406	644
Hardware	113	112	64
Professional services	26	18	14
Total revenue	2,731	1,705	823
Costs of revenue:			
Subscription services	112	63	40
Financial technology solutions	1,792	1,120	509
Hardware	215	152	85
Professional services	96	52	45
Amortization of acquired intangible assets	5	4	4
Total costs of revenue (1)	2,220	1,391	683
Gross profit	511	314	140
Operating expenses:			
Sales and marketing (1)	319	190	138
Research and development (1)	282	163	109
General and administrative (1)	294	189	113
Total operating expenses	895	542	360
Loss from operations	(384)	(228)	(220)
Other income (expenses):			
Interest income (expense), net	11	(12)	(12)
Change in fair value of warrant liability	95	(97)	(8)
Change in fair value of derivative liability	—	(103)	(7)
Loss on debt extinguishment	—	(50)	—
Other income (expense), net	1	—	(1)
Loss before benefit from income taxes	(277)	(490)	(248)
Benefit from income taxes	2	3	—
Net loss	$ (275)	$ (487)	$ (248)

---

(1)   Includes stock-based compensation expense recognized for the years ended December 31, 2022, 2021, and 2020 as follows:

	Year Ended December 31,		
(dollars in millions)	2022	2021	2020
Costs of revenue	$ 33	$ 12	$ 7
Sales and marketing	50	24	16
Research and development	72	48	30
General and administrative	73	58	33
Total stock-based compensation expense	$ 228	$ 142	$ 86

Revenue

(dollars in millions)	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020		2022 to 2021 Change Amount	2022 to 2021 Change %	2021 to 2020 Change Amount	2021 to 2020 Change %
Subscription services	$	324	$	169	$	101	$ 155	92 %	$ 68	67 %
Financial technology solutions		2,268		1,406		644	862	61 %	762	118 %
Hardware		113		112		64	1	1 %	48	75 %
Professional services		26		18		14	8	44 %	4	29 %
Total revenue	$	2,731	$	1,705	$	823	$ 1,026	60 %	$ 882	107 %

The increase in subscription services revenue during the year ended December 31, 2022 was attributed to growth in live restaurant locations and the continued increase in the number of products adopted by both new and existing customers.

The increase in financial technology solutions revenue during the year ended December 31, 2022 was attributable to the increase in live restaurant locations and the increase in GPV per processing location, which was due to both higher consumer demand and higher average transaction values.

Hardware revenue increased slightly during the year ended December 31, 2022, primarily due to an increase in hardware sales to new locations and upsell sales to existing locations, mostly offset by the impact of pricing and packaging related to bundled sales. Pricing and packaging of bundled sales benefited revenue in the prior year compared to a negative impact in the current year.

The increase in professional services revenue during the year ended December 31, 2022 was primarily driven by the increase in new live locations.

Costs of Revenue

(dollars in millions)	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020		2022 to 2021 Change Amount	2022 to 2021 Change %	2021 to 2020 Change Amount	2021 to 2020 Change %
Subscription services	$	112	$	63	$	40	$ 49	78 %	$ 23	58 %
Financial technology solutions		1,792		1,120		509	672	60 %	611	120 %
Hardware		215		152		85	63	41 %	67	79 %
Professional services		96		52		45	44	85 %	7	16 %
Amortization of acquired intangible assets		5		4		4	1	25 %	—	— %
Total costs of revenue	$	2,220	$	1,391	$	683	$ 829	60 %	$ 708	104 %

The increase in subscription services costs during the year ended December 31, 2022 was primarily attributable to an increase in employee-related and overhead costs and contractor services as well as stock-based compensation expense. Higher employee-related costs were driven primarily by increased employee headcount.

The increase in financial technology solutions costs during the year ended December 31, 2022 was due to an increase in GPV.

The increase in hardware costs during the year ended December 31, 2022 was attributable to higher shipment volume as a result of growth in new restaurant locations and higher product costs.

The increase in professional services costs during the year ended December 31, 2022 was primarily due to an increase in employee-related and overhead costs and contractor services as well as stock-based compensation expense.

We utilize our hardware and related professional services as customer acquisition tools and price them competitively to reduce barriers to entry for new locations.

Operating Expenses

Sales and Marketing

(dollars in millions)	Year Ended December 31,			2022 to 2021 Change		2021 to 2020 Change	
	2022	**2021**	**2020**	**Amount**	**%**	**Amount**	**%**
Sales and marketing	$ 319	$ 190	$ 138	$ 129	68 %	$ 52	38 %

The increase in sales and marketing expenses during the year ended December 31, 2022 was primarily attributable to a $77 million increase in employee-related and overhead costs and a $26 million increase in stock-based compensation. Higher employee-related costs were driven primarily by increased employee headcount.

We expect that sales and marketing expenses will increase on an absolute dollar basis as we invest to grow our field-based sales team, increase demand generation, and enhance our brand awareness. We expect sales and marketing expenses as a percentage of revenue will vary from period-to-period over the short-term and decrease over the long-term.

Research and Development

(dollars in millions)	Year Ended December 31,			2022 to 2021 Change		2021 to 2020 Change	
	2022	**2021**	**2020**	**Amount**	**%**	**Amount**	**%**
Research and development	$ 282	$ 163	$ 109	$ 119	73 %	$ 54	50 %

The increase in research and development expenses during the year ended December 31, 2022 was primarily attributable to a $75 million increase in employee-related and overhead costs and a $24 million increase in stock-based compensation. Higher employee-related costs and stock-based compensation was driven by increased employee headcount.

We plan to continue to hire employees to support our research and development efforts to expand the capabilities and scope of our platform and related products and services. As a result, we expect that research and development expenses will increase on an absolute dollar basis as we continue to invest to support these activities and innovate over the long-term.

General and Administrative

(dollars in millions)	Year Ended December 31,			2022 to 2021 Change		2021 to 2020 Change	
	2022	**2021**	**2020**	**Amount**	**%**	**Amount**	**%**
General and administrative	$ 294	$ 189	$ 113	$ 105	56 %	$ 76	67 %

The increase in general and administrative expenses during the year ended December 31, 2022 was primarily attributable to employee-related and overhead costs and stock-based-compensation due to increased headcount, as well as bad debt and credit related expenses mainly due to growth in our Toast Capital product offering. Employee-related and overhead costs, stock-based compensation, and bad debt and credit related expenses increased $48 million, $15 million, and $34 million, respectively.

We expect that general and administrative expenses will increase on an absolute dollar basis as we add personnel and enhance our systems, processes, and controls to support the growth of our business as well as our increased compliance and reporting requirements as a public company. We expect general and administrative expenses as a percentage of revenue will vary from period-to-period over the short-term and decrease over the long-term.

Interest Income (expense), net

(dollars in millions)	Year Ended December 31,			2022 to 2021 Change		2021 to 2020 Change	
	2022	2021	2020	Amount	%	Amount	%
Interest income	$ 11	$ (12)	$ (12)	$ 23	(192)%	$ —	— %

The increase in interest income (expense), net in 2022 as compared to 2021 was attributable to higher interest income generated on our investments in marketable securities, as well as decreases in interest expense due to the repayment of convertible notes in 2021. We made our initial investment in marketable securities in October 2021.

Change in Fair Value of Warrant Liability

(dollars in millions)	Year Ended December 31,			2022 to 2021 Change		2021 to 2020 Change	
	2022	2021	2020	Amount	%	Amount	%
Change in fair value of warrant liability	$ 95	$ (97)	$ (8)	$ 192	(198)%	$ (89)	1113 %

The change in fair value of warrant liability in 2022 was primarily attributable to a lower value of common stock underlying outstanding warrants at the end of the period compared to the beginning of the period.

Change in Fair Value of Derivative Liability

(dollars in millions)	Year Ended December 31,			2022 to 2021 Change		2021 to 2020 Change	
	2022	2021	2020	Amount	%	Amount	%
Change in fair value of derivative liability	$ —	$ (103)	$ (7)	$ 103	(100)%	$ (96)	1371 %

The decrease in expense associated with the change in fair value of derivative liability for the year ended December 31, 2022 was due to the repayment of our convertible notes in June 2021 and the extinguishment of the corresponding liability.

Loss on Debt Extinguishment

(dollars in millions)	Year Ended December 31,			2022 to 2021 Change		2021 to 2020 Change	
	2022	2021	2020	Amount	%	Amount	%
Loss on debt extinguishment	$ —	$ (50)	$ —	$ 50	(100)%	$ (50)	(100)%

The loss on debt extinguishment for the year ended December 31, 2021 was due to the repayment of our convertible notes in June 2021.

Other Income (Expense), Net

(dollars in millions)	Year Ended December 31,			2022 to 2021 Change		2021 to 2020 Change	
	2022	2021	2020	Amount	%	Amount	%
Other income (expense), net	$ 1	$ —	$ (1)	$ 1	100 %	$ 1	(100)%

Other income (expense), net remained materially consistent in 2022 as compared to 2021.

Benefit from Income Taxes

(dollars in millions)	Year Ended December 31,			2022 to 2021 Change		2021 to 2020 Change	
	2022	2021	2020	Amount	%	Amount	%
Benefit from income taxes	$ 2	$ 3	$ —	$ (1)	(33)%	$ 3	(100)%

The income tax benefit for the years ended December 31, 2022 and 2021 was due to deferred tax benefit associated with the partial release of our pre-existing valuation allowance. The valuation allowance release arose from deferred tax liabilities that were brought on through the acquisitions of Sling and xtraCHEF, that served as new sources of income.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures described below to supplement our consolidated financial statements prepared and presented in accordance with U.S. Generally Accepted Accounting Principles, or GAAP, and to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors' overall understanding of our financial performance and should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with GAAP.

We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP metrics to provide investors insight to the information used by our management to evaluate our business and financial performance. We believe that these measures provide investors increased comparability of our core financial performance over multiple periods with other companies in our industry.

Net Loss (GAAP) and Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA is defined as net income (loss), adjusted to exclude stock-based compensation expense and related payroll tax expense, depreciation and amortization expense, interest income (expense) net, other income (expense), net, acquisition expenses, fair value adjustments on warrant and derivative liabilities, expenses related to COVID-19 pandemic initiatives resulting from a reduction of workforce in 2020, expenses related to early termination of leases, loss on debt extinguishment, charitable contribution stock-based expense, and income taxes. We have provided below a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We believe Adjusted EBITDA is useful for investors in comparing our financial performance to other companies and from period to period. Adjusted EBITDA is widely used by investors and securities analysts to measure a company's operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired. In addition, Adjusted EBITDA eliminates the impact of certain items that may obscure trends in the underlying performance of our business. Adjusted EBITDA also has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. For example, although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new asset acquisitions. In addition, Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy. Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs; interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces the cash available to us; or tax payments that may represent a reduction in cash available to us. The expenses and other items which are excluded from the calculation of Adjusted EBITDA may differ from the expenses and other items that other companies may exclude from Adjusted EBITDA when they report their financial results.

The following table reflects the reconciliation of net loss to Adjusted EBITDA for each of the periods presented:

(in millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
Net loss	$	(275)	$	(487)	$	(248)
Stock-based compensation expense and related payroll tax		232		144		86
Depreciation and amortization		24		21		27
Interest (income) expense, net		(11)		12		12
Other (income) expense, net		1		—		1
Acquisition expenses		2		1		—
Change in fair value of warrant liability		(95)		97		8
Change in fair value of derivative liability		—		103		7
Reduction of workforce		—		—		10
Termination of leases		(1)		1		3
Loss on debt extinguishment		—		50		—
Charitable contribution stock-based expense		10		19		—
Income tax benefit		(2)		(3)		—
Adjusted EBITDA	$	(115)	$	(42)	$	(94)

Net Cash (Used in) Provided by Operating Activities (GAAP) and Free Cash Flow (Non-GAAP)

Free cash flow is defined as net cash provided by (used in) operating activities reduced by purchases of property and equipment and capitalization of internal-use software costs. We believe that free cash flow is a meaningful indicator of liquidity that provides information to management and investors about the amount of cash generated from operations and used for purchases of property and equipment, capitalization of software costs, and investments in our business. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth.

Free cash flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Other companies may calculate free cash flow or similarly titled non-GAAP measures differently, which could reduce the usefulness of free cash flow as a tool for comparison. In addition, free cash flow does not reflect mandatory debt service and other non-discretionary expenditures that are required to be made under contractual commitments and does not represent the total increase or decrease in our cash balance for any given period.

The following table presents a reconciliation of free cash flow to the net cash provided by (used in) operating activities for each of the periods presented:

(in millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
Net cash (used in) provided by operating activities	$	(156)	$	2	$	(125)
Purchase of property and equipment		(16)		(12)		(28)
Capitalized software		(17)		(7)		(8)
Free cash flow	$	(189)	$	(17)	$	(161)

LIQUIDITY AND CAPITAL RESOURCES

Upon completion of the IPO, we received net proceeds of $950 million after deducting underwriting discounts and commissions and invested them into interest-generating marketable securities and money market accounts.

Our principal sources of liquidity are cash and cash equivalents and marketable securities. As of December 31, 2022, we had cash and cash equivalents of $547 million, excluding cash held on behalf of customers of $60 million, restricted cash of $28 million, marketable securities of $474 million, and $330 million available under our revolving credit facility. Cash and cash equivalents consist of highly liquid investments with original maturities of 90 days or less at the time of purchase, other than those held for sale in the ordinary course of business. Marketable securities consisted of commercial paper, certificates of deposit, corporate bonds, U.S. government agency securities, asset-backed securities and U.S. Treasury securities.

We believe that our existing cash and cash equivalents, along with our available borrowing capacity under our credit facility, will be sufficient to meet our working capital needs for at least the next 12 months, including planned capital expenditures, strategic transactions, and investment commitments that we may enter into from time to time. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under "Risk Factors".

In the event that additional financing is required from outside sources, we cannot be sure that any additional financing will be available to us on acceptable terms, if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		
(in millions)	2022	2021	2020
Net cash (used in) provided by operating activities	$ (156)	$ 2	$ (125)
Net cash used in investing activities	(98)	(503)	(36)
Net cash provided by financing activities	38	759	594
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (216)	$ 258	$ 433

Operating Activities

For the year ended December 31, 2022, net cash used in operating activities was $156 million as a result of our net loss for the period, adjusted for certain non-cash items, such as stock-based compensation, the change in fair value of our warrant liabilities, depreciation and amortization, as well as a use of cash for working capital. The change in working capital was primarily driven by higher inventory balances, in part due to the opening of a new facility, as well as higher deferred costs, partially offset by higher accrued expenses and other current liabilities related to our growth in GPV.

For the year ended December 31, 2021, net cash provided by operating activities was $2 million. This resulted from our net loss for the period, adjusted for certain non-cash items, such as stock-based compensation, the change in fair value of derivative liability, the change in fair value of warrant liabilities, loss on debt extinguishment, depreciation and amortization, as well as a use of cash for working capital. The change in working capital was primarily driven by higher deferred costs mostly related to sales compensation and higher prepaid expenses as a result of hardware purchases, partially offset by higher accrued expenses and other current liabilities related to our growth in GPV.

Investing Activities

For the year ended December 31, 2022, cash used in investing activities was $98 million, which consisted primarily of cash paid for purchases of marketable securities and cash paid for an acquisition, partially offset by proceeds from sales and maturities of marketable securities.

For the year ended December 31, 2021, cash used in investing activities was $503 million, which consisted primarily of cash paid for purchases of marketable securities, cash paid for an acquisition, purchases of property and equipment and cash paid for capitalized software.

Financing Activities

For the year ended December 31, 2022, cash provided by financing activities was $38 million, which consisted primarily of an increase in customer funds obligations and proceeds from the exercise of stock options.

For the year ended December 31, 2021, cash provided by financing activities was $759 million, which consisted of proceeds from our IPO, a change in customer funds obligations, proceeds from the exercise of stock options, and proceeds from the issuance of restricted stock, partially offset by repayments of our convertible notes.

Debt

On June 8, 2021, we entered into a senior secured credit facility, or the 2021 Facility, which includes a revolving line of credit equal to $330 million. Interest on outstanding loans under the revolving line of credit is determined based on loan type and accrues at an annual rate, as defined in the agreement, of: (a) LIBO Rate multiplied by the Statutory Reserve Rate, plus 1.50% per annum; or 0.5% per annum plus the highest of: (i) the Prime Rate, (ii) the Federal Reserve Bank of New York Rate plus 0.5%, or (iii) the Adjusted LIBO Rate plus 1.00%. Subsequent to December 31, 2022, interest on outstanding loans will be accrued based on Secured Overnight Financing Rate, or SOFR. The 2021 Facility is subject to a minimum liquidity covenant of $250 million. As of December 31, 2022, no amount was drawn and outstanding under the 2021 Facility which had $330 million available for borrowings. As of December 31, 2022 and 2021, there were $8 million and $13 million of letters of credit outstanding, respectively.

As a result of entering into the 2021 Facility, we became obligated to prepay or redeem convertible notes issued in June 2020. On June 21, 2021, we prepaid all of the outstanding convertible notes with a carrying amount of $183 million, including principal and accrued interest, net of an unamortized discount, for an aggregate cash amount of $249 million, which included an applicable redemption premium. Please refer to Note 9, "Debt" to our Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for further information on this transaction.

Contractual Obligations and Commitments and Off-Balance Sheet Arrangements

As of December 31, 2022, our contractual obligations consisted of: (i) operating lease commitments of $112 million, of which $17 million is due in 2023 and $95 million is due thereafter, and (ii) purchase commitments of $231 million, a majority of which are due in 2023. Please refer to Note 8, "Lessee Arrangements" and Note 18, "Commitments and Contingencies" to our Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for a discussion on our lease and purchase commitments.

Please refer to Note 6, "Loan Servicing Activities and Acquired Loans Receivable, Net" to our Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for discussion of credit exposure related to our financial guarantees as of December 31, 2022.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenue and expenses during the reporting period. Our most significant estimates and judgments are related to revenue recognition, business combinations and other acquired intangible assets, and stock-based compensation expense. Actual results may differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical in fully understanding and evaluating our financial condition and results of operations. For further information, see Note 2, "Summary of Significant Accounting Policies" to our Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Revenue Recognition

We recognize revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, or ASC 606, when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

During the years ended December 31, 2022, 2021, and 2020, we generated revenue through four revenue streams, including: (1) subscription services, (2) financial technology solutions, (3) hardware, and (4) professional services. Our contracts often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately as opposed to being combined may require judgment. We allocate total arrangement consideration at the inception of an arrangement to each performance obligation using the relative selling price allocation method based on each distinct performance obligation's standalone selling price, or SSP. Judgment is required to determine the SSP for each distinct performance obligation. We determine the SSP for hardware and professional services revenue using an adjusted market assessment approach which analyzes discounts provided to similar customers based on customer category, sales channel, and size. SSP for subscription services revenue was established using the adjusted market approach considering relevant information, such as current and new customer pricing, renewal pricing, competitor information, market trends, and market share for similar services. SSP for financial technology solutions revenue was determined using our own standalone sales data.

Determining whether to recognize revenue on a gross or net basis requires judgment in evaluating whether we are the principal or agent in contracts with customers. We have concluded that we are the principal in providing a managed payment solution because we control the payment processing services before the customer receives them, perform authorization and fraud check procedures prior to submitting transactions for processing in the payment network, have sole discretion over which third-party acquiring payment processors we will use, and are ultimately responsible to the customers for amounts owed if those acquiring payment processors do not fulfill their obligations. Based upon this evaluation, we recognize transaction fees for payment-processing on a gross basis.

Business Combinations

The acquisition purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition dates. The excess of total consideration over the fair values of the assets acquired and the liabilities assumed is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, which are inherently uncertain and unpredictable, and as such, actual results may differ from estimates. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever occurs first, any subsequent adjustments would be recorded within our results of operations.

Our intangible assets consist of finite-lived acquired technology and customer relationships assets which are amortized over their estimated useful lives. We evaluate on an ongoing basis the remaining estimated useful life of the intangible assets to determine whether events and circumstances warrant a revision to the remaining amortization period. Such estimates are inherently uncertain since unanticipated events and circumstances may occur which may materially impact these estimates and our actual results. The amortization periods for acquired technology and customer relationships intangible assets is between three years and ten years, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense for stock options and RSUs is recognized over the service period based on the fair value of equity awards on the grant date, net of estimated forfeitures. For RSUs, fair value is based on the New York Stock Exchange, or NYSE, closing price of our Class A common stock on the grant date.

We use the Black-Scholes option-pricing model to determine the estimated fair value of stock option awards. We have limited historical stock option activity and therefore estimate the expected term of stock options granted using the simplified method, which represents the average of the contractual term of the stock option and its weighted-average vesting period. The expected volatility of stock options is based upon the average historical volatility of a number of publicly traded companies in a similar industry. We estimate a forfeiture rate to calculate the stock-based compensation expense for the awards based on an analysis of actual historical experience and expected employee attrition rates.

We will continue to use judgment in evaluating the expected volatility, expected term and forfeiture rate utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our Class A common stock and forfeiture rates, we may adjust our estimates, which could materially impact our future stock-based compensation expense.

Operating Leases

We enter into operating lease arrangements for real estate office space. We determine at contact inception whether an arrangement represents or contains a lease by evaluating various factors, including whether the arrangement conveys the right to control the use of the identified asset in exchange for consideration.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term which are discounted using our estimated incremental borrowing rate because a readily determinable implicit rate is not available. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located, which requires judgment and may impact the reported amounts of Right-of-use assets and lease liabilities.

Recent Accounting Pronouncements

Refer to the sections titled "Recently Adopted Accounting Pronouncements" in Note 2 of the Notes to our Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for more information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have operations in North America, Europe and Asia, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign currency exchange risks.

Interest Rate Sensitivity

We are exposed to interest rate risk related primarily to our investment portfolio. Changes in interest rates affect the interest earned on our cash and cash equivalents and marketable securities, and the fair value of those securities. We had cash and cash equivalents of $547 million and marketable securities of $474 million as of December 31, 2022. Our cash and cash equivalents are held primarily in cash deposits and money market funds, and the securities are considered investment-grade debt securities and classified as available-for-sale. The securities are recorded at fair value in the Consolidated Balance Sheets with unrealized gains or losses, net of tax, reported as a separate component of stockholders' equity within "Accumulated other comprehensive loss." The primary objective of our investment activities is to preserve capital and meet liquidity requirements without significantly increasing risk. We do not enter into investments for speculative purposes.

Based on our investment portfolio balance as of December 31, 2022, a hypothetical 100 basis point increase or decrease in interest rates would not have materially affected our financial position. We do not expect that any change in prevailing interest rates will have a material impact on our results of operations.

Foreign Currency Risk

Most of our sales and operating expenses are denominated in U.S. dollars, and therefore, neither our revenue nor operating expenses are currently subject to significant foreign currency risk. A portion of our operating expenses are denominated in Euros, Canadian dollars, Indian rupees and other currencies and may be subject to fluctuations due to changes in foreign currency exchange rates and result in transaction gains and losses that we may need to recognize in our results of operations. To date, foreign currency transaction gains and losses have not been material to our results of operations, and we have not engaged in any foreign currency hedging transactions.

Credit Risk

We are exposed to credit risk on accounts receivable and our loan servicing activities. This risk is mitigated due to our diverse customer base, dispersed over various geographic regions. During the years ended December 31, 2022, 2021, and 2020, we had no customers that accounted for more than 10% of our total revenue. No customers accounted for more than 10% of our total receivables at December 31, 2022 and 2021. We maintain provisions for potential credit losses and evaluate on an ongoing basis the solvency of our customers and the impact of current and future conditions to determine if additional allowances for credit losses need to be recorded.

Inflation Risk

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the lack of precise estimates, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you our business will not be affected in the future by inflation.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Toast, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Toast, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021 , and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 1, 2023 expressed an adverse opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2021.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Acquired Developed Technology

Description of the Matter

As described in the business combinations footnote, the Company acquired 100% of the outstanding capital stock of Sling, Inc. on July 6, 2022 for aggregate consideration of $49 million. The transaction was accounted for as a business combination.

Auditing the Company's accounting for its acquisition of Sling, Inc. was complex due to the significant estimation required by management to determine the fair value of identified intangible assets, including developed technology. The significant estimation was primarily the determination of the underlying assumptions used within the valuation model to measure the fair value of the developed technology intangible asset.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's valuation of the acquired intangible asset, including controls over management's evaluation of underlying assumptions used to develop the estimated fair value of the acquired intangible asset.

Our audit procedures to test the estimated fair value of the acquired intangible asset included, among others, evaluating the significant assumptions used within the valuation model. When evaluating the assumptions related to the inputs and changes in the business that would drive these results, we performed a sensitivity analysis of the significant assumptions to evaluate the change in the fair values that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

Boston, Massachusetts
March 1, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Toast, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Toast, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Toast, Inc. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management identified a material weakness in internal control related to ineffective information technology general controls, or ITGCs, in the area of user access over certain information technology, or IT, systems that support the Company's revenue financial reporting processes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated March 1, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 1, 2023

TOAST, INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except shares and per share values)

	December 31,		
	2022		**2021**
Assets:			
Current Assets:			
Cash and cash equivalents	$	547	$ 809
Marketable securities		474	457
Accounts receivable, net		77	55
Inventories, net		110	42
Deferred costs, net		44	30
Prepaid expenses and other current assets		155	92
Total current assets		1,407	1,485
Property and equipment, net		61	41
Operating lease right-of-use assets		77	79
Intangible assets, net		29	16
Goodwill		107	74
Restricted cash		28	8
Deferred costs, non-current		38	25
Other non-current assets		14	7
Total non-current assets		354	250
Total assets	$	1,761	$ 1,735
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	30	$ 40
Operating lease liabilities		14	22
Deferred revenue		39	44
Accrued expenses and other current liabilities		413	246
Total current liabilities		496	352
Warrants to purchase common stock		68	181
Deferred revenue, non-current		7	12
Operating lease liabilities, non-current		80	77
Other long-term liabilities		12	22
Total liabilities		663	644
Commitments and Contingencies (Note 18)			
Stockholders' Equity:			
Preferred stock- par value $0.000001; 100,000,000 shares authorized, no shares issued or outstanding		—	—
Class A common stock, $0.000001 par value- 7,000,000,000 shares authorized , 353,094,009 shares issued and outstanding as of December 31, 2022; 7,000,000,000 shares authorized , 167,732,925 issued and outstanding at December 31, 2021		—	—
Class B common stock, $0.000001 par value- 700,000,000 shares authorized , 169,933,289 shares issued and outstanding as of December 31, 2022; 700,000,000 shares authorized , 339,437,440 issued and outstanding at December 31, 2021		—	—
Treasury stock, at cost- 225,000 shares outstanding at December 31, 2022 and 2021, respectively		—	—
Accumulated other comprehensive loss		(2)	(1)
Additional paid-in capital		2,477	2,194
Accumulated deficit		(1,377)	(1,102)
Total stockholders' equity		1,098	1,091
Total liabilities and stockholders' equity	$	1,761	$ 1,735

The accompanying notes are an integral part of these consolidated financial statements.

TOAST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except shares and per share amounts)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenue:						
Subscription services	$	324	$	169	$	101
Financial technology solutions		2,268		1,406		644
Hardware		113		112		64
Professional services		26		18		14
Total revenue		2,731		1,705		823
Costs of revenue:						
Subscription services		112		63		40
Financial technology solutions		1,792		1,120		509
Hardware		215		152		85
Professional services		96		52		45
Amortization of acquired intangible assets		5		4		4
Total costs of revenue		2,220		1,391		683
Gross profit		511		314		140
Operating expenses:						
Sales and marketing		319		190		138
Research and development		282		163		109
General and administrative		294		189		113
Total operating expenses		895		542		360
Loss from operations		(384)		(228)		(220)
Other income (expenses):						
Interest income (expense), net		11		(12)		(12)
Change in fair value of warrant liability		95		(97)		(8)
Change in fair value of derivative liability		—		(103)		(7)
Loss on debt extinguishment		—		(50)		—
Other income (expense), net		1		—		(1)
Loss before benefit from income taxes		(277)		(490)		(248)
Benefit from income taxes		2		3		—
Net loss		(275)		(487)		(248)
Redemption of Series B Preferred Stock		—		—		(1)
Net loss attributable to common stockholders	$	(275)	$	(487)	$	(249)
Net loss per share attributable to common stockholders:						
Basic	$	(0.54)	$	(1.68)	$	(1.25)
Diluted	$	(0.72)	$	(1.68)	$	(1.25)
Weighted average shares used in computing net loss per share:						
Basic		511,754,986		289,584,001		199,982,965
Diluted		512,243,106		289,584,001		199,982,965

The accompanying notes are an integral part of these consolidated financial statements.

TOAST, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in millions)

	Year Ended December 31,					
	2022		**2021**		**2020**	
Net loss	$	(275)	$	(487)	$	(248)
Other comprehensive loss:						
Unrealized losses on marketable securities, net of tax effect of $0		(1)		(1)		—
Total other comprehensive loss		(1)		(1)		—
Comprehensive loss	$	(276)	$	(488)	$	(248)

TOAST, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
(in millions, except shares)

	Class A and Class B Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balances at December 31, 2021	507,170,365	$ —	225,000	$ —	$ 2,194	$ (1,102)	$ (1)	$ 1,091
Repurchase of common stock	(33,475)	—	—	—	—	—	—	—
Issuance of common stock upon net exercise of common stock warrants	371,573	—	—	—	18	—	—	18
Issuance of common stock upon exercise of common stock options	7,633,661	—	—	—	15	—	—	15
Issuance of common stock upon vesting of restricted stock units	5,962,878	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	235	—	—	235
Vesting of restricted stock	—	—	—	—	4	—	—	4
Issuance of common stock for contingent consideration payment	37,179	—	—	—	1	—	—	1
Issuance of restricted stock in connection with business combination	1,338,228	—	—	—	—	—	—	—
Charitable contribution stock-based expense	546,889	—	—	—	10	—	—	10
Cumulative translation adjustment	—	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	(275)	—	(275)
Balances at December 31, 2022	523,027,298	$ —	225,000	$ —	$ 2,477	$ (1,377)	$ (2)	$ 1,098

	Convertible Preferred Preferred Stock		Class A and Class B Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balances at December 31, 2020	253,832,025	$ 849	219,755,430	$ —	225,000	$ —	$ 145	$ (616)	$ —	$ (471)
Cumulative adjustment due to adoption of ASC 842 and ASC 326	—	—	—	—	—	—	—	1	—	1
Repurchase of common stock	—	—	(35,665)	—	—	—	—	—	—	—
Issuance of common stock in connection with business combination	—	—	569,400	—	—	—	15	—	—	15
Issuance of common stock upon exercise of common stock options	—	—	6,307,785	—	—	—	7	—	—	7
Exercise of common stock options in connection with promissory notes repayment	—	—	—	—	—	—	14	—	—	14
Issuance of common stock upon vesting of restricted stock units	—	—	53,570	—	—	—	—	—	—	—
Vesting of restricted stock	—	—	—	—	—	—	4	—	—	4
Stock-based compensation expense [1]	—	—	—	—	—	—	141	—	—	141
Issuance of common stock upon net exercise of common stock warrants	—	—	1,140,931	—	—	—	56	—	—	56
Conversion of preferred stock	(253,832,025)	(849)	253,832,025	—	—	—	849	—	—	849
Issuance of common stock in connection with initial public offering, net of offering costs	—	—	25,000,000	—	—	—	944	—	—	944
Charitable contribution stock-based expense	—	—	546,889	—	—	—	19	—	—	19
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	—	—	(487)	—	(487)
Balances at December 31, 2021	—	$ —	507,170,365	$ —	225,000	$ —	$ 2,194	$ (1,102)	$ (1)	$ 1,091

The accompanying notes are an integral part of these consolidated financial statements.

[1] During the year ended December 31, 2021, stock-based compensation expense recorded within additional paid-in capital does not include $2 of expense recognized as a result of the acquisition of xtraCHEF due to accelerated vesting of acquiree option awards on the acquisition date (see Note 3, "Business Combinations").

	Convertible Preferred Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balances at December 31, 2019	209,608,075	447	214,901,400	—	200,000	—	56	(386)	—	(330)
Cumulative adjustment due to adoption of ASC 606	—	—	—	—	—	—	—	18	—	18
Repurchase of common stock	—	—	(1,011,880)	—	25,000	—	—	—	—	—
Redemption of Series B preferred stock	(77,270)	—	—	—	—	—	(1)	—	—	(1)
Issuance of Series F preferred stock	44,301,220	403	—	—	—	—	—	—	—	—
Issuance cost of Series F preferred stock	—	(1)	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of common stock options	—	—	5,865,910	—	—	—	4	—	—	4
Stock-based compensation expense	—	—	—	—	—	—	86	—	—	86
Net loss	—	—	—	—	—	—	—	(248)	—	(248)
Balances at December 31, 2020	253,832,025	$ 849	219,755,430	$ —	225,000	$ —	$ 145	$ (616)	$ —	$ (471)

TOAST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net loss	$ (275)	$ (487)	$ (248)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	24	21	27
Stock-based compensation expense	228	140	86
Amortization of deferred costs	44	30	15
Change in fair value of derivative liability	—	103	7
Change in fair value of warrant liability	(95)	97	8
Change in deferred income taxes	(5)	(3)	—
Loss on debt extinguishment	—	50	—
Credit loss expense	34	4	—
Non-cash interest on convertible notes	—	12	8
Charitable contribution stock-based expense	10	19	—
Change in fair value of contingent consideration	3	3	—
Other non-cash items	5	2	—
Changes in operating assets and liabilities:			
Account receivable, net	(35)	(23)	(13)
Acquired loans and merchant cash advances repaid	4	1	9
Prepaid expenses and other current assets	(40)	(45)	18
Deferred costs, net	(71)	(56)	(25)
Inventories, net	(68)	(23)	(4)
Operating lease right-of-use assets	(4)	16	—
Accounts payable	(11)	15	(6)
Accrued expenses and other current liabilities	116	145	(3)
Deferred revenue	(11)	(2)	(8)
Operating lease liabilities	4	(16)	—
Other assets and liabilities	(13)	(1)	4
Net cash (used in) provided by operating activities	(156)	2	(125)
Cash flows from investing activities:			
Cash paid for acquisition, net of cash acquired	(46)	(26)	—
Capitalized software	(17)	(7)	(8)
Purchases of property and equipment	(16)	(12)	(28)
Purchases of marketable securities	(434)	(469)	—
Proceeds from the sale of marketable securities	46	5	—
Maturities of marketable securities	369	5	—
Other	—	1	—
Net cash used in investing activities	(98)	(503)	(36)
Cash flows from financing activities:			
Proceeds from initial public offering, net	—	950	—
Payment of deferred offering costs	—	(5)	—
Payment of contingent consideration	(2)	—	—
Repayments of secured borrowings	—	—	(9)
Extinguishment of convertible notes	—	(245)	—
Change in customer funds obligations, net	26	24	4
Proceeds from issuance of long-term debt	—	—	195
Proceeds from exercise of stock options	15	21	3
Proceeds from issuance of restricted stock	—	10	—
Proceeds from issuance of Series E and Series F Preferred	—	—	402
Redemption of Series B Preferred	—	—	(1)
Proceeds from exercise of common stock warrants	—	3	—
Other financing activities	(1)	1	—
Net cash provided by financing activities	38	759	594
Net (decrease) increase in cash, cash equivalents, cash held on behalf of customers and restricted cash	(216)	258	433
Effect of exchange rate changes on cash and cash equivalents and restricted cash	—	(1)	2
Cash, cash equivalents, cash held on behalf of customers and restricted cash at beginning of period	851	594	159

Cash, cash equivalents, cash held on behalf of customers and restricted cash at end period	$	635	$	851	$	594
Reconciliation of cash, cash equivalents, cash held on behalf of customers and restricted cash						
Cash and cash equivalents	$	547	$	809	$	582
Cash held on behalf of customers		60		34		11
Restricted cash		28		8		1
Total cash, cash equivalents, cash held on behalf of customers and restricted cash	$	635	$	851	$	594
Supplemental disclosure of cash flow information						
Cash paid for interest	$	—	$	13	$	5
Cash paid for income taxes	$	1	$	—	$	—
Supplemental disclosure of non-cash investing and financing activities:						
Purchase of property and equipment included in accounts payable and accrued expenses	$	1	$	1	$	5
Stock-based compensation included in capitalized software		7		1		—
Issuance of Class B common stock upon exercise of common stock warrants		18		56		—
Issuance of Class B common stock for payment of contingent consideration		1		—		—
Common stock issued for acquisition		—		15		—
Deferred offering costs included in accounts payable and accrued expenses		—		1		—
Conversion of convertible preferred stock into Class B common stock upon initial public offering		—		849		—
Issuance of common stock warrants upon debt extinguishment		—		125		—
Deferred payments included in purchase price		2		5		—
Contingent consideration included in purchase price		—		2		—

The accompanying notes are an integral part of these consolidated financial statements.

TOAST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share amounts)

1. Description of Business and Basis of Presentation

Toast ("we," or the “Company”), is a cloud-based all-in-one digital technology platform purpose-built for the entire restaurant community. Our platform provides a comprehensive suite of software as a service, or SaaS, products, financial technology solutions including integrated payment processing, restaurant-grade hardware, and a broad ecosystem of third-party partners. We serve as the restaurant operating system, connecting front of house and back of house operations across dine-in, takeout, and delivery channels.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and the rules and regulations of the Securities and Exchange Commission, or SEC. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Initial Public Offering and Stock Split

On September 24, 2021, we completed our IPO where we sold 25,000,000 shares of our Class A common stock at the public offering price of $40.00 per share, which included the full exercise of the underwriters’ option to purchase an additional 3,260,869 shares. We received net proceeds of $944 after deducting underwriting discounts and commissions and other offering costs.

Immediately prior to the completion of our IPO, 253,832,025 shares of convertible preferred stock were automatically converted into an equal number of shares of Class B common stock, and 1,002,035 warrants to purchase shares of Series B and Series C convertible preferred stock were automatically exchanged or became exercisable for the same number of shares of Class B common stock. The holders of our convertible preferred stock had certain voting, conversion, dividend, and redemption rights, as well as liquidation preferences and conversion privileges in respect of the convertible preferred stock which were terminated upon IPO. Each share of Class A common stock entitles the holder to one vote per share and each share of Class B common stock entitles the holder to ten votes per share on all matters submitted to a vote of stockholders. Holders of Class A common stock and Class B common stock are entitled to receive dividends, when and if declared by the Board of Directors, or the Board.

Risks and Uncertainties

We are subject to a number of risks and uncertainties, including global events and macroeconomic conditions such as inflation and its potential impact on consumer spending, rising interest rates, global supply chain issues, and any public health concerns, which may also impact consumer behavior, the restaurant industry, and our business.

During 2020, we completed a significant reduction in workforce, pursuant to which we incurred severance costs of $10 and stock-based compensation expense of $3 in connection with the modification of previously issued employee stock option awards.

Reclassifications

Certain amounts in prior period financial statements have been reclassified to conform to the current period presentation. None of the reclassifications materially affected previously reported amounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgements and assumptions that can affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from estimates.

Estimates, judgments, and assumptions in these consolidated financial statements include, but are not limited to, those related to revenue recognition, allowance for credit losses, liabilities associated with financial guarantees related to loan repurchase activities, incremental borrowing rates applied in valuation of lease liabilities, fair values and useful lives of assets acquired and liabilities assumed through business combinations, stock-based compensation expense, warrants, convertible debt, debt derivatives and common stock valuation, as well as amortization period for deferred contract acquisition costs.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under U.S. GAAP. These include cash and cash equivalents, marketable securities, warrants to purchase common and preferred stock, contingent consideration liability, non-contingent stand-ready liabilities, and convertible debt-related derivative liabilities. Assets and liabilities measured at fair value on a nonrecurring basis include assets acquired and liabilities assumed in business combinations. Other financial assets and liabilities are carried at cost with fair value disclosed, if required. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- *Level 1*—Quoted prices in active markets for identical assets or liabilities.

- *Level 2*—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- *Level 3*—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The fair value of our marketable securities is determined based on quoted market prices of similar assets and classified as Level 2 within the fair value hierarchy. (See Note 4, "Fair Value of Financial Instruments"). The carrying values of accounts receivable, accounts payable, and accrued expenses approximate their fair values due to their short-term nature.

Foreign Currency Translation

The functional currency of our foreign subsidiaries is the local currency. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using exchange rates in effect at the Consolidated Balance Sheet date. Revenue and expenses are translated using the average exchange rates during the period. Equity transactions are translated using historical exchange rates. Exchange-rate differences resulting from translation adjustments are accounted for as a component of accumulated other comprehensive loss. Foreign currency transaction gains and losses are included in "Other income (expense), net" in the Consolidated Statements of Operations for the period.

Concentration of Credit Risk and Significant Customers

Financial instruments that subject us to significant concentrations of credit risk primarily consist of cash deposits and cash equivalents, marketable securities, and accounts receivable. We maintain a large portion of our cash deposits and cash equivalents with primarily one financial institution, which, at times, may exceed federally insured limits. We have not incurred any losses associated with this concentration of deposits. Our investment policy provides guidelines and limits regarding investment type, concentration, credit quality, and maturity aimed at maintaining sufficient liquidity to satisfy operating and working capital requirements along with strategic initiatives, preserving capital, and minimizing risk of capital loss while generating returns on our investments.

Accounts receivable are typically unsecured. We regularly monitor the creditworthiness of our customers and believe that we have adequately provided for exposure to potential credit losses. During the years ended December 31, 2022, 2021, and 2020, we had no customers that accounted for more than 10% of our total revenue. No customers accounted for more than 10% of our total receivables as of December 31, 2022 or 2021.

Segment Information

Our operations constitute a single operating segment. Operating segments are defined as components of an enterprise for which discrete financial information is available and is evaluated regularly by the chief operating decision maker, or CODM, in deciding how to allocate resources and assess performance. Our CODM is our Chief Executive Officer who reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance.

Revenue Recognition

During the years ended December 31, 2022, 2021, and 2020, we generated four types of revenue, including: (1) subscription services from our SaaS products, (2) financial technology solutions, including loan servicing activities, (3) hardware, and (4) professional services.

Determining whether products and services are considered distinct performance obligations that should be accounted for separately as opposed to being combined requires judgment. We allocate total arrangement consideration at the inception of an arrangement to each performance obligation using the relative selling price allocation method based on each distinct performance obligation's standalone selling price, or SSP. Judgment is required to determine the SSP for each distinct performance obligation. We determine SSP for hardware and professional services revenue using an adjusted market assessment approach which analyzes discounts provided to similar customers based on customer category, sales channel, and size. SSP for subscription services revenue was established using the adjusted market approach considering relevant information, such as current and new customer pricing, renewal pricing, competitor information, market trends and market share for similar services. SSP for financial technology solutions revenue was determined using our own standalone sales data. We allocate variable fees earned from financial technology services revenue to those distinct performance obligations where pricing practices are consistent with the allocation objective under ASC 606.

Customer credits represent variable consideration which is estimated based on historical experience and accounted for as a reduction of transaction price. The provision for these estimates is recorded as a reduction of revenue and an increase to liabilities at the time that the related revenue is recognized. Sales taxes collected from customers and remitted to government authorities are excluded from revenue and deferred revenue.

We also facilitate customers receiving financing from third-party financing firms for hardware, professional services, and the initial SaaS subscription services term. We pay the equivalent of an early payment discount to the third-party financing partners and recognize the payment as a reduction of revenue, as we believe these costs represent a customer sales incentive.

Subscription Services

Subscription services revenue is generated from fees charged to customers for access to our software applications. Subscription services revenue is primarily based on a rate per location, and this rate varies depending on the number of software products purchased, hardware configuration, and employee count. The performance obligation is satisfied ratably over the contract period as the service is provided, commencing when the subscription service is made available to the customer. Our contracts with customers are generally for a term ranging from 12 to 36 months.

Financial Technology Solutions

Financial technology solutions revenue includes transaction-based payment processing services for customers who are charged a transaction fee for payment-processing. This transaction fee is generally calculated as a percentage of the total transaction amount processed plus a fixed per-transaction fee, which is earned as transactions are authorized and submitted for processing. We incur costs of interchange and network assessment fees, processing fees, and bank settlement fees to the third-party payment processors and financial institutions involved in settlement, which are recorded as costs of revenues. We satisfy our payment processing performance obligations and recognize the transaction fees as revenue upon authorization by the issuing bank and submission for processing. The transaction fees collected are recognized as revenue on a gross basis as we are the principal in the delivery of the managed payments solutions to the customers.

We have concluded that we are the principal in this performance obligation to provide a managed payment solution because we control the payment processing services before the customer receives them, perform authorization and fraud check procedures prior to submitting transactions for processing in the payment network, have sole discretion over which third-party acquiring payment processors we will use and are ultimately responsible to the customers for amounts owed if those acquiring payment processors do not fulfill their obligations. We generally have full discretion in setting prices charged to the customers. Additionally, we are obligated to comply with certain payment card network operating rules and contractual obligations under the terms of our registration as a payment facilitator and as a master merchant under our third-party acquiring payment processor agreements which make us liable for the costs of processing the transactions for our customers and chargebacks and other financial losses if such amounts cannot be recovered from the restaurant.

Financial technology solutions revenue is recorded net of refunds and reversals initiated by the restaurant and is recognized upon authorization by the issuing bank and submission for processing.

Financial technology solutions revenue also includes fees earned from marketing and servicing loans to customers through our wholly-owned subsidiary, Toast Capital, that are originated by a third-party banking partner. In these arrangements, Toast Capital's bank partner originates all loans, and Toast Capital then services the loans using Toast's payments infrastructure to remit a fixed percentage of daily sales to our bank partner until the loan is repaid. Toast Capital earns fees for the underwriting and marketing of loans, which are recognized upon origination of the loan, and loan servicing fees, based on a percentage of each outstanding loan, which are recognized as servicing revenue as the servicing is delivered in accordance with ASC 860, *Transfers and Servicing*. Servicing revenue is adjusted for the amortization of servicing rights carried at amortized cost. The marketing and facilitation fees earned upon execution of these loan agreements with its customers are recognized as revenue on a gross basis.

Hardware

Hardware revenue is generated from the sale of terminals, tablets, handhelds, and related devices and accessories, net of estimated returns. We invoice end-user customers upon shipment of the products. Revenue for hardware sales is recognized at the point in time when the transfer of control occurs, which is upon product shipment. We accept returns for hardware sales and recognize them at the time of the sale as a reduction of transaction price based on historical experience.

Professional Services

Professional services revenue is generated from fees charged to customers for installation services, including business process mapping, configuration, and training. The duration of providing professional services to the customer is relatively short and completed in a matter of days. The performance obligation for professional services is considered to be satisfied upon the completion of the installation.

Cash, Cash Equivalents, Cash Held on Behalf of Customers and Restricted Cash

We define cash and cash equivalents as cash deposits, money market funds, and highly liquid investments with original maturities of 90 days or less at the time of purchase that are readily convertible to known amounts of cash.

Cash held on behalf of customers represents an asset that is restricted for the purpose of satisfying obligations to remit funds to various tax authorities to satisfy customers' payroll, tax and other obligations. Cash held on behalf of customers is included within "Prepaid expenses and other current assets," and the corresponding customer funds obligation is included within "Accrued expenses and other current liabilities" on our Consolidated Balance Sheets.

Restricted cash represents cash held with commercial lending institutions. The restrictions are related to cash held as collateral pursuant to an agreement with the originating third-party bank for the working capital loans serviced by Toast Capital (See Note 6, "Loan Servicing Activities and Acquired Loans Receivable, Net").

Marketable Securities

Our marketable securities are classified as available-for-sale. We classify our marketable securities as current assets, including those with maturities greater than 12 months, as they are available for use in current operations or to satisfy other liquidity requirements.

Marketable securities are carried at fair value, and we report unrealized gains and losses as a component of accumulated other comprehensive loss, net of tax, until the security is sold or matures, except for changes in allowance for expected credit losses, which are recorded in our results of operations. Gains or losses realized from sales of marketable securities are computed based on the specific identification method and recognized as a component of "Other income (expense), net" in the accompanying Consolidated Statements of Operations.

Accounts Receivable, net

Accounts receivable, net consisted of the following:

	December 31,			
	2022		**2021**	
Accounts receivable	$	45	$	20
Unbilled receivables		44		39
Less: Allowance for credit losses		(12)		(4)
Accounts receivable, net	$	77	$	55

Our allowance for credit losses was comprised of the following:

	Twelve Months Ended December 31,			
	2022		**2021**	
Beginning balance	$	(4)	$	(4)
Impact of adopting ASU 2016-13		—		(2)
Additions		(13)		(1)
Write offs		5		3
Ending balance	$	(12)	$	(4)

Accounts receivable, net consists of trade accounts receivable and unbilled receivables (which we collectively refer to as accounts receivable), net of an allowance for credit losses. Unbilled receivables represent revenue recognized on a contract in excess of billings.

We record an allowance for expected credit losses for accounts receivable upon the initial recognition of an accounts receivable balance in accordance with ASC 326. The allowance for credit losses represents the best estimate of lifetime expected credit losses, based on customer-specific information, historical loss rates and the impact of current and future conditions, including an assessment of customer creditworthiness, historical payment experience and the age of outstanding receivables. Accounts receivable balances are written off against the allowance for credit losses when we determine that the balances are not recoverable. Provisions for the allowance for expected credit losses are recorded in "General and administrative" expenses in the Consolidated Statements of Operations. We evaluate the allowance for credit losses for the entire portfolio of accounts receivable on an aggregate basis due to similar risk characteristics of our customers based on similar industry and historical loss patterns.

Inventory

Inventory, which consists of tablets, printers, and networking equipment, are stated at the lower of cost or net realizable value and are accounted for using the average cost method. Substantially all inventory consists of finished goods. We evaluate ending inventory for estimated excess and obsolete inventory based primarily on historical sales levels by product and projections of future demand, as well as the impact of changing product design and technology. We recognize outbound freight, handling costs, and damaged inventory as current-period costs. We recorded provisions for excess and obsolete inventory of $13 and $3, respectively, within "Costs of Revenue" for the years ended December 31, 2022 and 2021.

Assets and Liabilities Recorded with Loan Servicing Activities

We perform loan servicing activities through the Toast Capital loan program, where we partner with an industrial bank to provide working capital loans to qualified Toast customers based on the customer's current payment processing and point of sale data. Under the program, our bank partner originates the loans and we market and service the loans and facilitate the loan application and origination process. These loans provide eligible customers with access to financing up to $300 thousand, and loan repayment occurs automatically through a fixed percentage of every payment transaction processed on Toast's platform.

Under the terms of our agreement with our industrial bank partner, we are obligated to repurchase certain loans originated by our industrial banking partner in cases where the customer's payments on the loan are missing or delayed for a defined period of time, and the loan is considered defaulted or delinquent (ineligible). Our obligation is limited to a specified percentage of the total loans originated, measured on a quarterly basis. The loan repurchase, net of expected recoveries, reduces our potential liability with respect to the quarterly cohort of loans from which the ineligible loan originated. Refer to "Acquired Loans Receivable, Net" section within this note for information on our accounting for repurchased loans.

This obligation represents a financial guarantee with two aspects: a contingent liability accounted for under ASC 326 related to our contingent obligation to purchase ineligible loans, and a non-contingent liability accounted for under ASC 460 related to our obligation to stand-ready to perform under the obligation, both of which are included in "Accrued Expenses and other current liabilities" in the Consolidated Balance Sheets. We adopted ASC 326 effective January 1, 2021 which applies to the contingent component of the guarantee arrangement. We measure a contingent liability for expected credit losses which is based on historical lifetime loss data, as well as macroeconomic forecasts applied to the loan portfolio. Probability of default curves are generated using historical default data for portfolios of guaranteed loans with similar risk characteristics. Loss severity estimates are generated using historical collections data for the loans repurchased by us. Additionally, we apply macroeconomic factors, such as forecasted trends in unemployment rates, which are sourced externally, using a single scenario that we believe is most appropriate to the economic conditions applicable to a particular period. Projected loss rates, inclusive of historical loss data and macroeconomic factors, are applied to the outstanding principal amounts of the guaranteed loans. We may also include qualitative adjustments that incorporate incremental information not captured in the quantitative estimates of its current expected credit losses. The expected term of the loans guaranteed by us typically range from 90 to 360 days, and the reasonable and supportable forecast period we have included in our projected loss rates is approximately 12 months based on externally sourced data.

Contingent liabilities for expected credit losses are recorded as loans are originated, along with a corresponding non-cash charge recorded within "General and administrative" expense in the Consolidated Statements of Operations. We remeasure contingent liabilities each reporting period and reverse the liability upon loan purchase or upon the expiration of the obligation. We record a non-contingent liability at fair value as loans are originated, with a corresponding charge recorded within "General and administrative" expense in the accompanying Consolidated Statements of Operations. Subsequently, the liability is amortized on a straight-line basis over the average expected obligation term, which ranges from 90 to 360 days, and derecognized upon loan repurchase. Fair value of a non-contingent liability is measured based on a discounted cash flow model under the income approach which reflects various inputs and assumptions, including the probability and amount of payments to be made under the guarantee based on probabilities of loan defaults and delinquency, as well as associated losses, and a discount rate reflecting our credit risk as the guarantor. The fair value measurement of the non-contingent liability is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.

Please refer to Note 6, "Loan Servicing Activities and Acquired Loans Receivable, Net" for additional information on the liabilities related to the financial guarantees.

We facilitate customers receiving financing from third-party financing firms for hardware, professional services, and the initial SaaS subscription services term and assume a limited portion of the risk of customer defaults under our arrangements. We recognize a contingent guarantee liability for expected credit losses and a non-contingent stand-ready liability related to the financial guarantees in accordance with ASC 460 along with a corresponding non-cash charge recorded as "General and administrative" expense in the Consolidated Statements of Operations. Costs incurred to date under such guarantees have not been material.

Acquired Loans Receivable, Net

We are obligated to purchase delinquent loans from our industrial bank partner. Such purchases, net of expected recoveries, are recorded as a reduction of contingent liabilities with respect to the quarterly cohort of loans from which the defaulted loan originated. We account for purchased loans in accordance with the guidance for purchased credit deteriorated, or PCD, assets as the loans experienced credit quality deterioration between their origination and purchase, and write off their unpaid principal balance at the time of purchase as collectability is not probable. However, when we have an expectation of collecting cash flows, a negative allowance is established for repurchased loans based on our historical experience of expected recoveries across our portfolio. As of December 31, 2022 and 2021, we have established a negative allowance for expected recoveries which is included within "Prepaid expenses and other current assets" in the Consolidated Balance Sheets. We had $13 and $2 of acquired loans outstanding as of December 31, 2022 and 2021.

We estimate a negative allowance on an undiscounted basis using historical collections data for loans purchased by us and qualitative adjustments that incorporate incremental information not captured in the quantitative estimates of our current expected recoveries. Cash collections related to acquired loans receivable are first applied to the negative allowance balance, and when recoveries received exceed the negative allowance, we recognize amounts as reductions of operating expenses in the Consolidated Statements of Operations. Please refer to Note 6, "Loan Servicing Activities and Acquired Loans Receivable, Net" for additional information on the liabilities related to loan financial guarantees and negative allowance.

Deferred Costs, Net

Based on ASC 340-40, *Other Assets and Deferred Costs*, we capitalize and amortize incremental costs of obtaining a contract, such as sales commissions and related payroll taxes, over the period we expect to derive benefits from the contract, which we have determined to be three years. The period of benefit for commissions paid for the acquisition of initial subscription services is determined by taking into consideration the initial estimated customer life and the technological life of our subscription services platform and related significant features. We adjust the carrying value of the deferred commissions assets periodically to account for customer churn, which occurs when customers have ceased operations or otherwise discontinued using our subscription services and financial technology solutions. Amortization expense is included in "Sales and marketing" expense in the Consolidated Statements of Operations.

Property and Equipment, Intangible Assets and Impairment of Long-lived Assets

Property and equipment are stated at cost, net of accumulated depreciation, and are depreciated using the straight-line method over their estimated lives, as follows:

Property and Equipment	Estimated Useful Life
Computer and other equipment	3 years
Office furniture and fixtures	3 years
Tooling and equipment	3-7 years
Capitalized software	2 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining terms of the respective leases. Repair and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

We account for our internal use software and website development costs in accordance with the guidance in ASC 350-40, *Internal-Use Software*. The costs incurred prior to the application development stage and post implementation are expensed as incurred. Direct and incremental internal and external costs incurred during the application development stage are capitalized until the application is substantially complete and ready for its intended use, at which point amortization begins. Training and data conversion costs are expensed as incurred.

Operating Leases

We adopted ASU 2016-02, *Leases*, or ASC 842, effective January 1, 2021. We determine if an arrangement is or contains a lease at contract inception. Lease agreements generally contain lease and non-lease components, which we elect to combine for all asset classes as a single lease component. Payments under lease arrangements are primarily fixed. Variable payments typically represent non-lease components, which consist primarily of payments for maintenance, utilities, and management fees. Variable payments included in lease arrangements are expensed as incurred and excluded from the right of use assets and lease liabilities.

Right-of-use assets and lease liabilities for operating leases are initially measured on the lease commencement date based on a present value of lease payments over the lease term, net of any lease incentives received by the lessor. Lease payments are discounted to present value using our estimated incremental borrowing rate, because a readily determinable implicit rate is not available. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Lease term includes the non-cancelable term, unless it is reasonably certain that a renewal or termination option will be exercised.

We do not record right-of-use assets and lease liabilities for leases with an initial term of 12 months or less and recognize lease expense on a straight-line basis over the lease term.

Business Combinations and Goodwill

We account for business combinations using the acquisition method of accounting in accordance with which assets acquired and liabilities assumed are recorded at their respective fair values on the acquisition date. The fair value of the consideration transferred in a business combination, including any contingent consideration, is allocated to the assets acquired and liabilities assumed based on their respective fair values. The excess of the consideration transferred over the fair values of the assets acquired and the liabilities assumed is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date or upon a final determination of asset and liability fair values, whichever occurs first, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Any subsequent adjustments are recorded on the Consolidated Statements of Operations.

Goodwill represents the excess of purchase price over the fair value of net tangible and identifiable intangible assets of the businesses acquired by us. Goodwill is tested for impairment annually during the fourth quarter or more often if impairment indicators are present, based on events and circumstances indicating that it is more likely than not that the fair value of the reporting unit is below its carrying value. There were no goodwill impairment losses recognized during the years ended December 31, 2022, 2021, and 2020. We performed our annual quantitative goodwill impairment test as of December 31, 2022 and 2021 and determined that no adjustment to goodwill was necessary because the reporting unit's fair value significantly exceeded its book value.

Intangible Assets

Intangible assets consist of finite-lived acquired technology, customer relationships, and acquired trade names. Finite-lived intangible assets are valued based on estimated future cash flows and amortized on a straight-line basis over their estimated useful lives. We evaluate the remaining estimated useful life of our intangible assets on an ongoing basis to determine whether events and circumstances warrant a revision to the remaining amortization period.

Acquired technology and customer relationships amortization is recorded within "Costs of revenue" and "Sales and marketing" expenses, respectively, within the Consolidated Statements of Operations and amounted to $5, $4 and $4, respectively, during the years ended December 31, 2022, 2021, and 2020.

The estimated useful lives for acquired technology and customer relationship intangible assets are as follows:

	Estimated Useful Life
Acquired technology	3 - 10 years
Customer acquired intangible assets	5 - 6 years

We evaluate the recoverability of property and equipment and finite lived intangible assets for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. For purposes of this assessment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability is measured by comparing the carrying amount of an asset group to the estimated future undiscounted future net cash flows expected to be generated from their use and eventual disposal. If the carrying amount is not recoverable, the carrying amount is reduced to fair value and impairment loss is recognized. We did not identify any events or circumstances that indicated the carrying amounts of our long-lived assets may not be recoverable and did not recognize any impairment losses during the years ended December 31, 2022, 2021 and 2020.

Deferred Revenue

Deferred revenue represents our obligation to transfer products or services to customers for which consideration has been received and consists of amounts deferred from subscription services contracts, professional service engagements, and customer deposits received in advance. Amounts deferred under subscription service contracts are recognized ratably over the respective term of the customer contract.

Costs of Revenue

Costs of revenue primarily consists of costs associated with payment processing, personnel, and related infrastructure for operation of our cloud-based platform, data center operations, customer support, loan servicing and allocated overhead. Hardware costs consist of all product and shipping costs associated with tablets, printers, and other peripherals. Employee-related costs consist of salaries, benefits, bonuses, and stock-based compensation expense. Overhead consists of certain facilities costs, depreciation expense, and amortization costs associated with internally developed software.

Payment processing costs include interchange fees, network assessment fees and fees paid to the acquiring payment processors.

Stock-Based Compensation Expense

We grant equity awards, including stock options which vest upon the satisfaction of service conditions and restricted stock units, or RSUs, which vest upon the satisfaction of performance conditions and/or service conditions. We account for stock-based compensation expense related to equity awards in accordance with ASC 718, *Compensation—Stock Compensation.* Stock-based awards are measured at fair value on the grant date and compensation cost is recognized over the service period, net of estimated forfeitures. We estimate a forfeiture rate to calculate the stock-based compensation expense for all awards based on an analysis of actual historical experience and expected employee attrition rates.

Compensation cost is recognized on a straight-line basis for stock-options, RSUs and our 2021 Employee Stock Purchase Plan, or ESPP, and on an accelerated attribution basis for awards with a performance condition for each separately vesting portion of the award over the applicable vesting period.

We use the Black-Scholes option-pricing model to determine the estimated fair value of stock option and ESPP awards. We estimate the following assumptions used in the option pricing model:

- *Expected Volatility*—We do not have sufficient history of market prices for our Class A common stock due to our recently completed IPO. As such, we estimate volatility for stock option grants by evaluating the average historical volatility of a peer group of similar public companies over a period commensurate with the options' expected term.

- *Expected Term*—The expected term of our stock options represents the period that the stock-based awards are expected to be outstanding. We do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. As such, we estimate the expected term of the options based on the simplified method determined based on the midpoint of the stock options vesting term and contractual expiration period.

- *Risk-Free Interest Rate*—The risk-free interest rate is based on the U.S. Treasury yield curve published as of the grant date, with maturities approximating the expected term of the options granted.

- *Dividend Yield*—We have not declared or paid dividends to date and do not anticipate declaring dividends. As such, the expected dividend is zero.

Prior to our IPO, the fair value of our common stock was determined by our Board, with the assistance of management, as there was no public market for the underlying common stock. Our Board determined the fair value of our common stock by considering a number of objective and subjective factors, such as contemporaneous third-party valuations of our common stock, the valuation of comparable companies, sales of our common and redeemable convertible preferred stock to outside investors in arms-length transactions, our operating and financial performance, the lack of marketability, and the general and industry specific economic outlook, amongst other factors. After the completion of the IPO, the fair value of our Class A common stock is determined based on the NYSE closing price on the date of grant.

RSUs granted by us prior to September 2021 commenced vesting upon the satisfaction of both the service-based vesting condition, which is typically four years, and liquidity event-related performance vesting condition related to IPO. Stock compensation expense is recognized when the performance condition becomes probable of achievement. All performance conditions were achieved upon the completion of our IPO, and we recorded a cumulative stock compensation expense of $63 during the year ended December 31, 2021 related to the awards with an IPO-related vesting condition.

The Amended and Restated 2014 Stock Incentive Plan, as amended, or the 2014 Plan, allows for early exercise of all granted options, before vesting requirements have been satisfied. Shares acquired through the early exercise of options which have not vested at the time of an employee's termination may be repurchased by us at the lower of the original exercise price or the then current fair value. We have not recognized any tax benefits related to the effects of employee stock-based compensation expense.

Advertising Costs

We expense advertising costs as incurred. Advertising expense for the years ended December 31, 2022, 2021, and 2020, was $25, $17, and $6, respectively, and is included in "Sales and marketing" expense in the accompanying Consolidated Statements of Operations.

Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We account for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interest and penalties, if applicable, related to uncertain tax positions would be recognized as a component of income tax expense.

Net Loss Per Share

During the year ended December 31, 2021, we amended and restated our certificate of incorporation and created two classes of common stock: Class A common stock and Class B common stock (see Note 1, "Description of Business and Basis of Presentation"). Class A common stock and Class B common stock share proportionately, on a per share basis, in our net income (losses) and participate equally in the dividends on common stock, if declared. We allocate net losses attributable to common stock between the common stock classes on a one-to-one basis when computing net income (loss) per share. As a result, basic and diluted net income (loss) per share of Class A common stock and Class B common stock are equivalent.

We compute net loss per common share based on the two-class method required for multiple classes of common stock and participating securities. The two-class method requires income (loss) available to common stockholders for the period to be allocated between multiple classes of common stock and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed.

We consider our currently outstanding restricted shares issued upon early exercise of stock options and our convertible preferred stock which was outstanding prior to the completion of the IPO to be participating securities. Restricted shares issued upon early exercise of stock options are considered participating securities because holders of such shares have non-forfeitable dividend rights in the event of a dividend declaration for common shares. The holders of our convertible preferred stock were entitled to non-cumulative dividends in preference to common stockholders, at specified rates, if declared. The holders of our convertible preferred stock were not, and restricted shares are not contractually obligated to participate in our losses. As such, our net losses for the years ended December 31, 2022, 2021, and 2020 were not allocated to these participating securities.

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of our Class A and Class B common stock outstanding, adjusted for outstanding shares that are subject to repurchase and Class A restricted common stock. Diluted net loss per common share gives effect to all potentially dilutive securities which are excluded from the computation if the effect is antidilutive.

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, or ASU 2021-08. The standard requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, as if it had originated the contracts, rather than at fair value on the acquisition date. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The amendments in ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the standard. Early adoption is permitted. We early adopted ASU 2021-08 during the year ended December 31, 2022, which did not have a material impact on the consolidated financial statements and related disclosures. We applied ASU 2021-08 in our acquisition of Sling Inc. as discussed in Note 3, "Business Combinations".

In August 2020, the FASB issued ASU No. 2020-06, *Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, or ASU 2020-06. The new guidance simplifies the accounting for certain financial instruments by removing certain separation models required under current U.S. GAAP, including the beneficial conversion feature and cash conversion feature. ASU 2020-06 also improves and amends the related earnings per share guidance for both subtopics. ASU 2020-06 is effective for public business entities for fiscal years beginning after December 15, 2021 and interim periods within that fiscal year. We adopted ASU 2020-06 during the year ended December 31, 2022 which did not have a material impact on our consolidated financial statements and related disclosures.

We adopted the following accounting standards during the year ended December 31, 2021:

Leases

In February 2016, the FASB issued ASC 842, as amended, which superseded the guidance in former ASC 840, *Leases*. Based on ASC 842, a lessee is required to recognize in the statement of financial position a lease obligation related to making lease payments and a right-of-use asset representing its right to control the use of the underlying asset during the lease term, including optional payments that are reasonably certain to occur.

We adopted ASC 842 on January 1, 2021 and applied the following practical expedients:

- comparative periods prior to the adoption date are not adjusted to reflect the new guidance (the modified retrospective method of transition); and
- the historical determination as to the existence and classification of leases and the accounting for initial direct costs is carried forward for existing contracts as of the adoption date.

The adoption of Topic 842 resulted in a recognition of operating lease right-of-use assets of $95, operating lease obligations of $115, and an immaterial cumulative-effect adjustment to accumulated deficit as of January 1, 2021. The adoption of Topic 842 did not have a material impact on our results of operations and cash flows.

Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, or ASC 326. The guidance and related amendments modify the accounting for credit losses for most financial assets and require the use of an expected credit loss model replacing the currently used incurred loss method. The primary financial instruments in the scope of ASC 326 include cash equivalents, accounts receivable, off-balance sheet credit exposures under financial guarantee arrangements, and acquired loans receivable.

We adopted the standard as of January 1, 2021 and recognized a cumulative-effect adjustment of $1 to the opening accumulated deficit as of that date. Therefore, our Consolidated Financial Statements for the year ended December 31, 2021 are presented in accordance with ASC 326, while the prior comparative period has not been recast.

3. Business Combinations

Sling Inc.

On July 6, 2022, we acquired 100% of the outstanding capital stock of Sling Inc., or Sling, an employee scheduling, communication and management solution, to expand our product portfolio in the team scheduling and communication space. The total purchase price of $49 consisted of cash payments of $38 on the acquisition date and $9 placed in escrow related to general representations, indemnities and warranties, as well as a deferred consideration of $2. The escrow will be released between 18 months and 60 months following the acquisition date.

In conjunction with the acquisition, we issued 1,338,228 shares of Class A restricted common stock at a fair market value of $13.91 per share to certain members of Sling management for a total of $19. The shares vest over a service period of one to three years and are subject to forfeiture upon termination during the service period. No shares vested during the year ended December 31, 2022. Stock-based compensation expense for these shares is recognized on a straight line basis over the related service period and amounted to $3 during the year ended December 31, 2022.

We used a market participant approach to record the assets acquired and liabilities assumed in the acquisition of Sling. Due to the timing of the acquisition, the accounting for this acquisition was not complete as of December 31, 2022 primarily for accounting for goodwill, deferred tax assets and deferred tax liabilities. The fair values of the assets acquired and the liabilities assumed have been determined provisionally and are subject to adjustments as we obtain additional information. In particular, additional time is needed to review and finalize the results of the valuation of assets acquired and liabilities assumed. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from the acquisition date.

The following table summarizes the preliminary acquisition date fair values of assets acquired and liabilities assumed at the acquisition date:

		Amount
Cash	$	1
Intangible assets:		
Developed technology, useful life of 5 years		17
Customer relationships, useful life of 5 years		2
Goodwill		33
Net working capital		1
Deferred tax liability		(5)
Net assets acquired	$	49

The fair values of the developed technology and customer relationships intangible assets were based on Level 3 inputs using the cost and income approaches, respectively. The primary unobservable inputs were development effort and after tax cash flows, respectively.

Goodwill, which is not deductible for tax purposes, represents the excess of the consideration transferred over the fair value of the net assets acquired, and is primarily attributable to expected synergies between our operations and those of Sling, as well as the assembled workforce.

The operating results of Sling have been reflected in our results of operations from the date of the acquisition. Pro forma results of operations have not been presented as they are not material to our consolidated results of operations for the years ended December 31, 2022 and 2021.

xtraCHEF

On June 8, 2021, we acquired 100% of the outstanding capital stock of xtraCHEF, Inc., or xtraCHEF, a provider of restaurant-specific invoice management software that automates the accounts payable and inventory workflow and improves efficiencies related to expense tracking and recording. The acquisition has expanded our product portfolio and enabled our customers to improve operational efficiencies and financial decision making.

The aggregate purchase price, net of cash acquired of $1, was subject to normal and customary purchase price adjustments and was as follows on the acquisition date:

	Amount
Cash consideration, net of cash acquired	$ 24
Fair value of common stock issued	15
Fair value of settled stock option awards	1
Fair value of contingent consideration	2
Liabilities settled on behalf of xtraCHEF	1
Deferred payments for indemnity claims and working capital funds, net of adjustments (1)	5
Total purchase price	$ 48

(1)   In consideration for the acquisition of xtraCHEF, we issued 569,400 shares of common stock to the seller shareholders with a fair value of $26.10 per share on the acquisition date supported by a contemporaneous valuation. Additionally, we settled an immaterial amount of option awards that were subject to accelerated vesting on the acquisition date. Total consideration transferred for the settled option awards consisted of cash consideration of $3 and deferred consideration of $1. The consideration transferred for the settled option awards of $3 approximated the estimated fair value of the settled option awards on the acquisition date, of which $1 was attributable to pre-acquisition services and included in the purchase price. The remaining amount of $2 was recorded as a stock-based compensation expense on the acquisition date within "General and administrative" expenses in our Consolidated Statements of Operations.

Total contingent consideration obligation is limited to a maximum payment amount of $7. Refer to Note 4, "Fair Value of Financial Instruments" for more information on the contingent consideration. During the year ended December 31, 2022, $5 related to the indemnity fund was released to the sellers.

There were no purchase price adjustments recorded since the acquisition date upon finalizing the purchase price allocation and fair values of assets acquired and liabilities assumed.. The following table summarizes the allocation of the purchase price and the amounts of assets acquired and liabilities assumed for the acquisition:

	Amount
Developed technology, useful life of 10 years	13
Customer relationship, useful life of 6 years	1
Goodwill	38
Deferred tax liability	(3)
Other	(1)
Net assets acquired	$ 48

The fair values of the intangible assets, the developed technology and the customer relationships, were estimated using income approach, specifically, the relief-form royalty method and the excess-earnings income method, respectively.

The acquisition of xtraCHEF did not have a material impact on our reported revenue or net loss amounts. Accordingly, pro forma financial information has not been presented.

4. Fair Value of Financial Instruments

The following table presents information about our financial assets and liabilities that were measured at fair value on a recurring basis and indicates the level of the fair value hierarchy used to determine such fair values:

	Fair Value Measurements at December 31, 2022 Using:			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 483	$ —	$ —	$ 483
Commercial paper	—	140	—	140
Certificates of deposit	—	104	—	104
Corporate bonds	—	109	—	109
U.S. government agency securities	—	33	—	33
Treasury securities	—	60	—	60
Asset-backed securities	—	28	—	28
	$ 483	$ 474	$ —	$ 957
Liabilities:				
Warrants to purchase common stock	$ —	$ —	$ 68	$ 68
Contingent consideration	—	—	4	4
	$ —	$ —	$ 72	$ 72

	Fair Value Measurements at December 31, 2021 Using:			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 50	$ —	$ —	$ 50
Commercial paper	—	134	—	134
Certificates of Deposit	—	14	—	14
Corporate Bonds	—	193	—	193
Treasury Bonds	—	67	—	67
Asset-back securities	—	49	—	49
	$ 50	$ 457	$ —	$ 507
Liabilities:				
Warrants to purchase common stock	$ —	$ —	$ 181	$ 181
Contingent consideration	—	—	5	5
	$ —	$ —	$ 186	$ 186

During the years ended December 31, 2022 and 2021, there were no transfers between Level 1, Level 2 and Level 3.

Valuation of Warrants to Purchase Common Stock

The fair value of the warrants was determined using the Black-Scholes option-pricing model. The following table indicates the weighted-average assumptions made in estimating the fair value for the years ended December 31, 2022 and 2021:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Risk-free interest rate	4.1 %	1.3 %
Contractual term (in years)	4	5
Expected volatility	60.3 %	50.8 %
Expected dividend yield	— %	— %
Exercise price	$ 17.16	$ 17.15

Valuations of Bifurcated Derivative Liability and Contingently Issuable Warrants Related to Convertible Notes

In June 2020, we issued $200 aggregate principal amount of senior unsecured convertible promissory notes, or the Convertible Notes. Upon a voluntary redemption of the Convertible Notes, we were obligated to issue warrants to the note holders to purchase common stock (see Note 9, "Debt").

The fair value of the bifurcated derivative liability related to the conversion option and contingently issuable warrants associated with the Convertible Notes was determined based on inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy. Our valuations of the bifurcated derivative liability and contingently issuable warrants were measured using an income approach based on a discounted cash flow model, as well as a probability-weighted expected return method, or PWERM. We used various key assumptions, such as estimation of the timing and probability of expected future events, and selection of discount rates applied to future cash flows using a yield curve representative of our credit risk.

On June 21, 2021, we prepaid all of the then-outstanding Convertible Notes as an optional prepayment (see Note 9, "Debt"). In connection with the optional prepayment, we derecognized the bifurcated derivative liability and contingently issuable warrants which were remeasured at fair value on the settlement date.

Valuation of Warrants to Purchase Preferred Stock

The warrants were measured at fair value at issuance and subsequently remeasured at fair value at each reporting date. The fair value of the warrants are a Level 3 fair value measurement, determined using the Black-Scholes option-pricing model. The following table indicates the weighted-average assumptions made in estimating the fair value for the years ended December 31, 2021 and 2020:

	December 31,	
	2021[1]	2020
Risk-free interest rate	0.8%	0.3%
Expected term (in years)	5	5-7
Expected volatility	54%	60%
Expected dividend yield	0%	0%
Exercise price	$0.74	$0.74

(1) During the year ended December 31, 2021, fair value of the preferred stock warrants liability was measured based on the weighted average assumptions from January 1, 2021 through September 24, 2021, the date they were converted into common stock warrants.

Contingent Consideration Liability

Contingent consideration is based on a cumulative achievement of certain recurring revenue targets, as defined in the acquisition agreement, and represents a potential obligation by us to pay cash and issue shares of our common stock to the former xtraCHEF shareholders up to a certain amount based on the achievement of the required revenue targets during the years ended December 31, 2021 and 2022. Fair value of contingent consideration liability incurred in connection with the acquisition of xtraCHEF was estimated at $2 on the acquisition date based on a Monte Carlo simulation. The Monte Carlo simulation performs numerous simulations utilizing certain assumptions, such as projected revenue amounts over the related period, risk-free rate, and risk-adjusted discount rate. The fair value measurement of contingent consideration is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. At the conclusion of the performance period all required revenue targets were met resulting in recognizing the liability at the full payout amount as of December 31, 2022. We recognized $3 and $3 as the change in fair value of the contingent consideration liability within "General and administrative" expense in our Consolidated Statements of Operations for the years ended December 31, 2022 and 2021, respectively.

Fair Value of Liabilities

The following table provides a roll-forward of the aggregate fair value of our liabilities for which fair value is determined on recurring basis using Level 3 inputs:

	Preferred Stock Warrant Liability (1)	Common Stock Warrant Liability	Derivative Liability	Contingent Consideration Liability (2)
Balance as of December 31, 2020	$ 11	$ —	$ 37	$ —
Fair value at issuance	—	125	—	—
Fair value on the acquisition date	—	—	—	2
Change in fair value and other adjustments	38	59	103	3
Settlement	(43)	(9)	(140)	—
Conversion of preferred stock warrants into common stock warrants upon initial public offering	(6)	6	—	—
Balance as of December 31, 2021	—	181	—	5
Change in fair value	—	(95)	—	3
Settlement	—	(18)	—	(4)
Balance as of December 31, 2022	$ —	$ 68	$ —	$ 4

(1) Changes in the fair value of the preferred stock warrant liability were recognized as a component of "Other income (expenses)" in our Consolidated Statements of Operations. We recorded a loss of $8 during the year ended December 31, 2020.

(2) During the year ended December 31, 2022, we paid $2 in cash and issued 37,179 shares of our Class B common stock to settle a portion of the contingent consideration. In February 2023, we fully settled the contingent consideration liability via a cash payment of $2 and issuance of 38,908 shares of our Class B common stock.

5. Marketable Securities

The amortized cost, gross unrealized holding losses and fair value of marketable securities classified as available for sale, excluding accrued interest receivable, consisted of the following:

	December 31, 2022		
	Amortized Cost	Gross Unrealized Losses	Fair Value
Commercial paper	$ 140	$ —	$ 140
Certificates of deposit	104	—	104
Corporate bonds	110	(1)	109
U.S. government agency securities	33	—	33
Treasury securities	61	(1)	60
Asset-backed securities	28	—	28
Total	$ 476	$ (2)	$ 474

	December 31, 2021		
	Amortized Cost	Gross Unrealized Losses	Fair Value
Commercial paper	$ 134	$ —	$ 134
Certificates of deposit	14	—	14
Corporate bonds	194	(1)	193
Treasury securities	67	—	67
Asset-backed securities	49	—	49
Total	$ 458	$ (1)	$ 457

The fair values of the marketable securities by contractual maturities at December 31, 2022 were as follows:

	December 31, 2022
Due within 1 year	$ 442
Due after 1 year through 5 years	32
Due after 5 years through 10 years	—
Total marketable securities	$ 474

We review marketable securities for impairment during each reporting period to determine if any of the securities have experienced an other-than-temporary decline in fair value. Credit losses are recognized up to the amount equal to the difference between the fair value and the amortized cost basis and recorded as an allowance for credit losses in the Consolidated Balance Sheets with a corresponding adjustment to earnings. Unrealized losses that are not related to credit losses are recognized in accumulated other comprehensive loss. Unrealized losses were not significant for the securities held in our portfolio as of December 31, 2022 and 2021. There were no impairment losses or expected credit losses related to our marketable securities during the years ended December 31, 2022 and 2021.

6. Loan Servicing Activities and Acquired Loans Receivable, Net

Changes in the contingent liability for expected credit losses for the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,	
	2022	2021
Beginning balance	$ 2	$ —
Impact upon ASC 326 adoption	—	1
Credit loss expense	20	2
Reductions due to loan purchases	(8)	(1)
Ending balance	$ 14	$ 2

The increase in the contingent liability for expected credit losses for the year ended December 31, 2022 was primarily driven by growth in bank partner loan originations.

The balance of the non-contingent stand-ready liability was $6 and $1, respectively, as of December 31, 2022 and 2021.

Changes in the negative allowance for acquired loans for the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,	
	2022	2021
Beginning balance	$ 1	$ —
Impact of adopting ASC 326	—	3
Expected recoveries	5	1
Reduction due to cash collections	(4)	(3)
Ending balance	$ 2	$ 1

7. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the periods presented were as follows:

	Amount
Balance as of December 31, 2020	$ 36
Acquisitions	38
Balance as of December 31, 2021	74
Acquisitions	33
Balance as of December 31, 2022	$ 107

Intangible assets, net consisted of the following:

	As of December 31, 2022		
	Technology Assets	Customer Assets	Total
Gross carrying amount	$ 38	$ 6	$ 44
Accumulated amortization	(13)	(2)	(15)
Intangible assets, net	$ 25	$ 4	$ 29

	As of December 31, 2021				
	Technology Assets		Customer Assets		Total
Gross carrying amount	$	22	$	4	$ 26
Accumulated amortization		(8)		(2)	(10)
Intangible assets, net	$	14	$	2	$ 16

The total estimated future amortization of intangible assets as of December 31, 2022 was as follows:

Year ended December 31,	Amount	
2023	$	6
2024		6
2025		5
2026		5
2027		3
Thereafter		4
	$	29

8. Lessee Arrangements

The components of lease expense were as follows during the years ended December 31, 2022 and 2021:

	Year Ended December 31,			
	2022		2021	
Operating lease expense	$	21	$	25
Variable lease expense		4		1
Total	$	25	$	26

Weighted average remaining lease term and discount rate for our operating leases were as follows:

	Year Ended December 31,	
	2022	2021
Weighted-average remaining lease term (years)	6.4	6.9
Weighted-average discount rate	5.19%	2.62%

The following table summarizes maturities of our operating lease liabilities as of December 31, 2022:

	Amount	
2023	$	17
2024		18
2025		18
2026		17
2027		14
Thereafter		28
Total future minimum lease payments		112
Less: Imputed interest		18
Present value of future minimum lease payments	$	94

The following table summarizes supplemental cash flow information related to operating leases during the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$ 24	$ 25
Operating lease right of use assets obtained in exchange for new or modified lease obligations:		
Upon the adoption of ASC 842	—	95
During the remainder of the period	14	4
Total	$ 14	$ 99

During 2020, we terminated leases for two office facilities and recognized termination costs of $3. In addition, we recognized $16 of accelerated depreciation on certain leasehold improvements and other property and equipment as a result of exiting the leased space. Depreciation expense was accelerated prospectively for the year ended December 31, 2020 based on the new remaining useful life of the related assets. Additionally, during the year ended December 31, 2020, we recognized total rent expense of $28 related to operating leases.

9. Debt

Revolving Line of Credit

On June 8, 2021, we entered into a revolving line of credit facility, or 2021 Facility, equal to $330. Interest on outstanding loans under the 2021 Facility is determined based on loan type and accrues at an annual rate, as defined in the agreement, of: (a) LIBO Rate multiplied by the Statutory Reserve Rate, plus 1.50% per annum; or 0.5% per annum plus the highest of: (i) the Prime Rate, (ii) the Federal Reserve Bank of New York Rate plus 0.5%, or (iii) the Adjusted LIBO Rate plus 1.00%. The 2021 Facility is subject to a minimum liquidity covenant of $250. As of December 31, 2022 and 2021, no amount was drawn and outstanding under the 2021 Facility which had $330 available for borrowings. As of December 31, 2022 and 2021, there were $8 and $13 of letters of credit outstanding, respectively. As a result of entering into a 2021 Facility, we became obligated to prepay or redeem the Convertible Notes which occurred on June 21, 2021.

Convertible Notes

In June 2020, we issued the Convertible Notes pursuant to the Senior Unsecured Convertible Promissory Note Purchase Agreement or the NPA. The aggregate principal amount of Convertible Notes issued at the time of closing of the convertible notes transaction was $200. The Convertible Notes bore interest at a rate of 8.5% per annum, 50% of which was payable in cash and the other 50% payable in kind. Interest was payable semi-annually in arrears, beginning on December 31, 2020. Unless earlier converted, redeemed, or repaid, the Convertible Notes would mature on June 19, 2027. The carrying value of the Convertible Notes was accreted to the principal amount along with the 15% exit fee payable at maturity as interest expense using the effective interest method over the term of the Convertible Notes. The effective interest rate on the Convertible Notes was 13.33%. Interest expense related to the Convertible Notes was $12 during each of the years ended December 31, 2021 and 2020.

Upon the issuance of the Convertible Notes, we identified and assessed the embedded features of the Convertible Notes. We concluded that certain conversion and redemption features were not clearly and closely related to the Convertible Notes and met the definition of a derivative which was bifurcated and accounted for separately based on its estimated fair value. Additionally, we concluded the contingently issuable warrants to purchase common stock met the definition of a derivative, and accounted for them separately based on their fair value, adjusted for the probability that there would be a voluntary redemption of the Convertible Notes. The bifurcated derivative liability and contingently issuable warrants were subsequently adjusted to their fair value during each reporting period with the change in fair value recorded in "Other income (expense), net" in the Consolidated Statements of Operations.

Upon a voluntary redemption of the Convertible Notes, we were obligated to pay an applicable premium, as further described in the NPA and in the Convertible Notes, and issue warrants to the note holders to purchase a number of shares of common stock. On June 21, 2021, we prepaid all of the outstanding Convertible Notes with a carrying amount of $183, including principal and accrued cash and paid in kind interest, net of an unamortized discount, for an aggregate amount equal to $249. In connection with the prepayment, we issued to the registered holders of the Convertible Notes the warrants to purchase 8,113,585 shares of our common stock with an exercise price of $17.51 per share. The fair value of the warrants of $125 was included in the Convertible Notes' aggregate settlement consideration of $374. Additionally, we derecognized the liability for the bifurcated derivative and contingently issuable warrants of $141 which were remeasured at fair value on the settlement date. During the year ended December 31, 2021, we recognized a loss of $50 on the settlement of the Convertible Notes and a loss of $103 on the change in fair value of the bifurcated derivative liability and contingently issuable warrants which were recorded in "Other income (expense), net" in the Consolidated Statements of Operations.

10. Other Balance Sheet Information

Prepaid expenses and other current assets consisted of the following:

	December 31,	
	2022	2021
Cash held on behalf of customers	$ 60	$ 34
Prepaid expenses	27	25
Deposits for inventory purchases	20	21
Other current assets	48	12
	$ 155	$ 92

Property and equipment consisted of the following:

	December 31,	
	2022	2021
Leasehold improvements	$ 36	$ 29
Capitalized software	49	25
Computer equipment	14	8
Furniture and fixtures	8	8
Tooling and equipment	2	2
	109	72
Less: Accumulated depreciation	(48)	(31)
	$ 61	$ 41

Depreciation expense for the years ended December 31, 2022, 2021, and 2020, was $10, $9, and $19, respectively.

During the years ended December 31, 2022 and 2021, we capitalized $24 and $8, respectively, in capitalized software and website development costs. As of December 31, 2022 and 2021, capitalized software and website development costs of $25 and $10, respectively, are included in "Property and equipment, net" in the Consolidated Balance Sheets. Depreciation expense attributable to capitalized software and website development costs was $9, $8, and $5, respectively, for the years ended December 31, 2022, 2021 and 2020.

Accrued expenses and other current liabilities consisted of the following:

| | December 31, | | |
	2022		2021
Accrued transaction-based costs	$ 181	$	120
Accrued payroll and bonus	59		24
Customer funds obligation	60		34
Accrued expenses	45		21
Accrued commissions	15		19
Contingent liability for expected credit losses	14		2
Other liabilities	39		26
	$ 413	$	246

11. Warrants to Purchase Common Stock

In conjunction with the optional prepayment of the Convertible Notes on June 21, 2021, we issued warrants to purchase 8,113,585 shares of our common stock with an exercise price of $17.51 per share (see Note 9, "Debt"). These warrants became exercisable 50 trading days following the completion of the IPO.

We classify the warrants as liabilities and recognize them at fair value in our Consolidated Balance Sheets because they meet the definition of a derivative. The warrants were initially measured at fair value upon their issuance and are subsequently measured at fair value during each reporting date. Changes in the fair value of the warrants liability are recognized as a component of "Other income (expense), net" in our Consolidated Statements of Operations. We evaluated the warrants and concluded that they do not meet the criteria to be classified within stockholders' equity (deficit). The agreement governing the warrants includes a provision that could result in a different exercise price and a settlement value depending on the assumption of the warrants by their holders. The warrants are not considered to be indexed to our own stock because the actions of the warrant holders do not represent an input into the pricing of a fixed-for-fixed option on our shares of common stock which precludes us from classifying the warrants in stockholders' equity.

During the year ended December 31, 2022, we issued 371,573 shares of Class B common stock as a result of warrants exercised and recognized a remeasurement gain of $6 for the fair value of warrant liability. The remaining outstanding warrants were remeasured at fair value resulting in a remeasurement gain of $89 during the year ended December 31, 2022.

During the year ended December 31, 2021, 1,002,035 common stock warrants were exercised for the same number of shares of Class B Common stock. The warrant liability was remeasured at fair value on the exercise dates resulting in a remeasurement loss of $19 for the warrants exercised during the year ended December 31, 2021. The remaining warrants were remeasured at December 31, 2021 resulting in a total remeasurement loss of $62 for the year ended December 31, 2021.

12. Common Stock

Shares Reserved for Charitable Donations

In recognition of our values and commitment to local communities, we joined the Pledge 1% movement to fund our social impact initiatives through Toast.org, our philanthropic branch. During the year ended December 31, 2021, the Board approved reserving 5,468,890 shares of Class A common stock that we may, but are not obligated to, issue over a period of ten years in ten equal installments as a bona fide gift to a charitable organization to fund its social impact initiatives through Toast.org. During each of the years ended December 31, 2022 and 2021, we transferred 546,889 shares, of our Class A common stock to an independent donor advised fund. During the years ended December 31, 2022 and 2021, we recognized a charitable contribution stock-based expense of $10 and $19, respectively, for the fair value of the donated shares, which was recorded within "General and administrative" expenses in the Consolidated Statements of Operations.

Restricted Stock and Promissory Notes

As of December 31, 2022, we issued 2,703,538 shares of Class A common stock and Class B common stock subject to restrictions. This included 1,365,310 shares of Class A common stock and Class B common stock issued upon the early exercise of stock options and 1,338,228 shares of restricted Class A common stock issued to certain members of management of Sling in conjunction with its acquisition in 2022 (see Note 3, "Business Combinations"). As of December 31, 2021, we issued 4,133,955 shares of Class B common stock upon the early exercise of stock options.

Pursuant to the associated agreements, upon termination of employment, unvested shares held by such individuals are subject to repurchase by us. As of December 31, 2022 and 2021, cash paid for unvested shares of $2 and $6, respectively, is included in "Other long-term liabilities" in the Consolidated Balance Sheets.

At each Consolidated Balance Sheet date, shares subject to restriction consisted of the following:

	Shares
Unvested as of January 1, 2021	1,096,800
Exercise of stock options	412,810
Exercise of stock options in connection with promissory notes repayment	14,267,650
Repurchases	(35,665)
Vested	(11,607,640)
Unvested as of December 31, 2021	4,133,955
Issuance of restricted stock for acquisition	1,338,228
Exercise of stock options	27,305
Repurchases	(33,475)
Vested	(2,762,475)
Unvested as of December 31, 2022	2,703,538

In February 2019, the Board authorized certain senior executives to exercise an aggregate of 15,057,340 of stock options by issuing to us an aggregate of $23 in interest-bearing promissory notes (the "Promissory Notes").

In May 2021, we issued 8,045,300 shares of common stock for the exercise of vested options upon the Promissory Notes full repayment of $23, which included outstanding principal and accrued interest, and recognized $14 of the associated cash proceeds in Additional Paid in Capital during the year ended December 31, 2021. Additionally, we recognized a liability of $9 related to unvested shares in "Other long-term liabilities" in the Consolidated Balance Sheets.

As of each Consolidated Balance Sheet date, we had reserved shares of Class A common stock and Class B common stock for issuance in connection with the following:

	December 31,	
	2022	**2021**
Options to purchase Class A common stock and Class B common stock	53,728,512	58,917,018
Restricted stock units	31,242,263	15,384,809
Warrants to purchase Class B common stock	6,902,633	7,961,455
Shares available for future grant under the 2021 Plan and 2014 Plan	55,009,136	53,916,105
Shares reserved for charitable donations	4,375,112	4,922,001
Shares available for issuance under 2021 Employee Stock Purchase Plan	16,709,893	11,638,189
	167,967,549	152,739,577

13. Revenue from Contracts with Customers

The following table summarizes the activity in deferred revenue:

	Year Ended December 31,			
	2022		**2021**	
Deferred revenue, beginning of year	$	56	$	59
Deferred revenue, end of period	$	46	$	56
Revenue recognized in the period from amounts included in deferred revenue at the beginning of period	$	51	$	43

As of December 31, 2022, $480 of revenue is expected to be recognized from remaining performance obligations for customer contracts. We expect to recognize revenue on approximately $462 of these remaining performance obligations over the next 24 months, with the balance recognized thereafter.

The following table summarizes the activity in deferred contract acquisition costs:

	Year Ended December 31,			
	2022		**2021**	
Beginning balance	$	55	$	29
Capitalization of sales commissions costs		71		56
Amortization of sales commissions costs		(44)		(30)
Ending balance	$	82	$	55

	December 31,			
	2022		**2021**	
Deferred costs, current	$	44	$	30
Deferred costs, non-current		38		25
Total	$	82	$	55

14. Stock-Based Compensation Expense

2021 Stock Option and Incentive Plan

The 2021 Stock Option and Incentive Plan, or the 2021 Plan, was adopted and approved in 2021. The 2021 Plan replaced the 2014 Plan, which continues to govern outstanding equity awards granted thereunder. The 2021 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors, and consultants. We initially reserved 58,190,945 shares of Class A common stock for the issuance of awards under the 2021 Plan. The number of shares reserved and available for issuance under the 2021 Plan automatically increases each January 1, by 5% of the outstanding number of shares of the Class A common stock and Class B common stock on the immediately preceding December 31, or such lesser number of shares as determined by the Compensation Committee of the Board.

2014 Stock Incentive Plan

The 2014 Plan was initially adopted in 2014 and amended and restated in 2020. A total of 167,777,810 shares of our Class B common stock were reserved for issuance under the 2014 Plan. Shares of Class B common stock underlying any awards under the 2014 Plan that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) were added to the shares of Class A common stock available for issuance under the 2021 Plan.

Stock-based compensation expense recognized for December 31, 2022, 2021, and 2020, were as follows:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Costs of revenue	$	33	$	12	$	7
Sales and marketing		50		24		16
Research and development		72		48		30
General and administrative		73		58		33
	$	228	$	142	$	86

Stock-based compensation expense of $7 and $1, respectively, was capitalized as software development costs for the years ended December 31, 2022 and December 31, 2021. There were no such costs during the year ended December 31, 2020.

2021 Employee Stock Purchase Plan

In 2021, our Board adopted, and our stockholders approved, the 2021 Employee Stock Purchase Plan, or ESPP. We initially reserved and authorized the issuance of up to a total of 11,638,189 shares of our Class A common stock to participating employees under the ESPP. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1 of each year through January 1, 2031, by the lesser of: (i) 11,638,189 shares of our Class A common stock, (ii) 1% of the issued and outstanding number of shares of Class A common stock and Class B common stock on the date immediately preceding December 31, or (iii) such lesser number of shares of Class A common stock as determined by the plan administrator of the ESPP.

As of December 31, 2022, 16,709,893 shares of our Class A common stock were authorized for issuance to participating employees who are allowed to purchase shares of Class A common stock at a price equal to 85% of its fair market value at the beginning or the end of the offering period, whichever is lower. There were no shares of Class A common stock purchased under the ESPP during the year ended December 31, 2022.

ESPP expense was not material to our consolidated results of operations for the year ended December 31, 2022.

Stock Options

Our stock option awards generally have a requisite service period of four to five years and a contractual life of ten years.

The following table indicates the weighted-average assumptions made in estimating the fair value based on the Black-Scholes model as of December 31, 2022, 2021, and 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
Risk-free interest rate	2.42%	1.00%	0.49%
Expected term (in years)	6.07	6.32	6.64
Expected volatility	52%	65%	63%
Expected dividend yield	0%	0%	0%
Weighted-average fair value of common stock	$17.24	$17.00	$3.23
Weighted-average fair value per share of options issued	$8.94	$10.12	$1.95

The following is a summary of stock option activity under our stock option plans:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
			(in years)	
Outstanding as of December 31, 2021	58,917,018	$ 4.53	7.65	$ 1,778
Granted	6,311,680	17.24		
Exercised	(7,633,661)	1.93		
Forfeited	(3,866,525)	10.21		
Outstanding as of December 31, 2022	53,728,512	$ 5.98	6.94	$ 655
Options vested and expected to vest as of December 31, 2022	50,866,098	$ 5.70	6.87	$ 634
Options exercisable as of December 31, 2022	48,402,325	$ 4.63	6.67	$ 649

[1] The aggregate intrinsic value was determined as the difference between the closing price of the Class A common stock on the last trading day of the month of December or the date of exercise, as appropriate, and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their in-the-money options at period end.

As of December 31, 2022 and December 31, 2021, the total number of vested, unexercised options was 29,934,775 and 25,983,807, respectively, with an intrinsic value of $438 and $855, respectively. As of December 31, 2022 and December 31, 2021, the total number of unvested options was 23,793,737 and 37,106,955, respectively. The aggregate intrinsic values of options exercised was $134, $162, and $38, respectively, for the years ended December 31, 2022, 2021, and 2020, respectively. Total exercise value of options vested during the years ended December 31, 2022, 2021, and 2020 was $82, $36, and $23, respectively.

As of December 31, 2022, total unrecognized stock-based compensation expense related to the options was $97 and is expected to be recognized over the remaining weighted-average service period of 3.1 years.

Restricted Stock Units

The majority of our RSU awards have a requisite service period of four years. We reflect RSUs as issued and outstanding shares of common stock when such units vest. The following table summarizes RSU activity as of December 31, 2022:

	RSU	Weighted Average Grant Date Fair Value
Outstanding balance as of December 31, 2021	15,384,809	$ 29.71
Granted	24,272,078	18.40
Vested	(5,981,213)	25.14
Forfeited	(2,433,411)	25.63
Outstanding balance as of December 31, 2022	31,242,263	$ 22.11

The weighted average grant-date fair value of RSUs granted during the years ended December 31, 2021 and 2020 was $29.80 and $2.21, respectively. As of December 31, 2022, we issued 5,962,878 shares of Class A common stock and Class B common stock to settle RSUs upon vesting. The fair value of RSUs vested during the years ended December 31, 2022 and 2021 was $108 and $1, respectively. No RSUs vested during the year ended December 31, 2020.

As of December 31, 2022, total unrecognized stock-based compensation expense related to the RSUs was $479 and is expected to be recognized over the remaining weighted-average service period of 3.31 years.

Secondary Sales and Tender Offer

During 2021 and 2020, secondary investors purchased 975,057 and 9,498,100 shares of common stock from certain employees, respectively. Stock-based compensation expense related to these transactions representing amounts paid in excess of then current fair value, totaled $46 and $53, respectively, during the years ended December 31, 2021 and 2020, and is recorded in operating expenses in the accompanying Consolidated Statements of Operations.

During the year ended December 31, 2020, we facilitated a tender offer of common stock whereby certain third parties purchased an aggregate of 3,281,510 shares of common stock from certain eligible employees and non-employees for an aggregate purchase price of $49. We recognized stock-based compensation expense of $17 in connection with the tender offer which represented the difference between the purchase price and the fair value of common stock on the date of sale.

15. Income Taxes

The components of income (loss) before provision for income taxes are as follows (in millions):

	Year Ended December 31,		
	2022	2021	2020
United States	$ (286)	$ (493)	$ (249)
Foreign	9	3	1
Total loss before income taxes	$ (277)	$ (490)	$ (248)

The components of income tax (benefit) expense for the years ended December 31, 2022, 2021, and 2020, were as follows:

	Year Ended December 31,		
	2022	2021	2020
Current state	$ 1	$ —	$ —
Current foreign	2	—	—
Current tax expense	3	—	—
Deferred federal	(4)	(2)	—
Deferred state	(1)	(1)	—
Deferred tax benefit	(5)	(3)	—
Total income tax (benefit) expense	$ (2)	$ (3)	$ —

The tax effects of temporary differences that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2022 and 2021, were as follows:

	December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 160	$ 150
Stock-based compensation expense	34	19
Credit carryforward	42	24
Accrued expenses and reserves	28	13
Charitable contributions	8	5
Deferred revenue	2	7
Depreciation	1	2
Capitalized R&D	57	—
Inventory reserve	2	1
Lease liability	23	25
Total deferred tax assets	357	246
Valuation allowance	(310)	(206)
Net deferred tax assets	47	40
Deferred tax liabilities:		
Amortization	(8)	(4)
Other	—	(2)
Capitalized contract acquisition costs	(21)	(14)
Right-of-use asset	(18)	(20)
Total deferred tax liabilities	(47)	(40)
Net deferred tax asset (liability)	$ —	$ —

A reconciliation of our effective tax rate to the United States federal income tax rate were as follows:

	December 31,		
	2022	**2021**	**2020**
Tax provision at statutory rate	21.0%	21.0%	21.0%
State tax—net of federal	7.8%	1.2%	5.4%
Permanent items - Other	(1.5)%	(0.6)%	(0.8)%
Warrants	7.3%	(4.2)%	—%
Convertible debt extinguishment	—%	(1.5)%	—%
Research and development credits	4.6%	1.0%	1.6%
Stock-based compensation expense	(1.0)%	(0.8)%	(4.0)%
Derivative liability	0.0%	(5.6)%	(1.3)%
Other, net	—%	—%	0.3%
Change in valuation allowance	(37.5)%	(10.0)%	(22.3)%
Effective Tax Rate	0.6%	0.5%	(0.1)%

During the year ended December 31, 2022, we recorded an income tax benefit of $2, which is primarily attributable to a non-recurring benefit of $5 for the release of a portion of our valuation allowance partially offset by U.S. state tax expense, and the tax expense recorded on the earnings of our profitable foreign subsidiaries. The valuation allowance release was due to taxable temporary differences available as a source of income to realize the benefit of certain pre-existing Toast deferred tax assets as a result of the Sling acquisition.

Management has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets, which are composed principally of net operating loss, tax credit carryforwards and capitalized research and development costs. Management has determined that it is more likely than not that we will not recognize the benefits of our deferred tax assets and, as a result, a full valuation allowance has been recorded against our net deferred tax assets as of December 31, 2022 and 2021. The valuation allowance increased by $104, $52 and $50 during the years ended December 31, 2022, 2021 and 2020, respectively, primarily due to the operating losses incurred and tax credits generated, for the period ending December 31, 2022.

As of December 31, 2022, we had U.S. federal net operating loss carryforwards of $597 which may be able to offset future income tax liabilities. Of the federal net operating loss carryforward $513 has an indefinite carryforward period, and $85 will expire at various dates through 2037. As of December 31, 2022, we had U.S. state net operating loss carryforwards of $573, of which $480 begin to expire in 2032 and the remaining $93 do not expire. As of December 31, 2022, we had U.S. federal tax credit carryforwards of $29 which expire between 2034 and 2042. As of December 31, 2022 we had U.S. state tax credit carryforwards of $17 which expire between 2031 and 2037.

Ownership changes, as defined in the Internal Revenue Code Section 382, could limit the amount of U.S. net operating loss and tax credit carryforwards that can be utilized annually to offset future taxable income. Generally, an ownership change occurs when the ownership percentage of 5% or greater stockholders increases by more than 50% over a three-year period. The company's ability to utilize its federal and state tax attributes may be limited by ownership changes that have occurred in the past or may occur in the future.

As of December 31, 2022, 2021, and 2020, we had immaterial tax reserves for uncertain tax positions, none of which would impact the effective tax rate if recognized. We will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022, 2021, and 2020, we have accrued and recognized immaterial interest or penalties related to uncertain tax positions.

We file income tax returns in the United States (federal, and various state jurisdictions), as well as various foreign jurisdictions. The federal, state and foreign income tax returns are generally subject to tax examinations for the tax years ended December 31, 2019 through December 31, 2022. To the extent we have tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service, state or foreign tax authorities until utilized in a future period.

As of December 31, 2022, the Company has not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences resulting from unremitted earnings for certain non-U.S. subsidiaries, which are permanently reinvested outside of the U.S. The amount of unrecognized deferred tax liability on these undistributed earnings is not material as of December 31, 2022.

16. Loss Per Share

Basic net loss per share is determined by dividing net loss by the weighted average shares outstanding for the period. We analyze the potential dilutive effect of stock options, unvested restricted stock, RSUs, shares under our ESPP, and warrants to purchase common stock (as applicable), during periods we generate net income, or when income is recognized related to changes in fair value of our warrant liability. For the year ended December 31, 2022, we recorded a gain on fair value remeasurement of our warrant liability which was added back to the numerator to adjust net loss for the dilutive impact of the warrants. We adjusted the denominator for the incremental dilutive shares using the treasury stock method. During the years ended December 31, 2021 and 2020, we recorded a loss on fair value remeasurement of our warrant liability which was excluded from the calculation of diluted earnings per share due to antidilutive effect.

The following table sets forth the computation of net loss per share attributable to common stockholders:

| | Year Ended December 31, | | |
	2022	2021	2020
Numerator:			
Net loss	$ (275)	$ (487)	$ (248)
Redemption of Series B Preferred Stock	—	—	(1)
Net loss attributable to common stockholders- basic	(275)	$ (487)	$ (249)
Gain on change in fair value of warrant liability	95	—	—
Net loss attributable to common stockholders- diluted	$ (370)	$ (487)	$ (249)
Denominator:			
Weighted average shares of common stock outstanding -basic	511,754,986	289,584,001	199,982,965
Effect of dilutive securities:			
Warrants to purchase Class B common stock	488,120	—	—
Weighted average shares of common stock outstanding - diluted	512,243,106	289,584,001	199,982,965
Net loss per share attributable to common stockholders - basic	$ (0.54)	$ (1.68)	$ (1.25)
Net loss per share attributable to common stockholders - diluted	$ (0.72)	$ (1.68)	$ (1.25)

We excluded the following potential shares of common stock from the computation of diluted net loss per share because including them would have an antidilutive effect for the years ended December 31, 2022, 2021, and 2020:

| | Year Ended December 31, | | |
	2022	2021	2020
Options to purchase Class A common stock, Class B common stock, and common stock	53,728,512	58,917,018	58,035,220
Unvested restricted stock	2,703,538	4,133,955	1,096,800
Unvested restricted stock units	31,242,263	15,384,809	—
Shares issued for exercise of non-recourse notes	—	—	14,267,650
Convertible preferred stock (as converted to common stock)	—	—	253,832,025
Warrants to purchase Class B common stock and common stock and preferred stock (as if converted to warrants to purchase common stock)	—	7,961,455	1,002,035
Employee Stock Purchase Plan	169,448		
Total	87,843,761	86,397,237	328,233,730

Potential shares issuable based on the contingent conversion features under the Convertible Notes prior to their repayment were also excluded from the computation of diluted net loss per share because the number of shares issuable was contingent on the enterprise value of the business and number of shares outstanding at the time of conversion, and such shares would be antidilutive as of December 31, 2021 and 2020 (see Note 9, "Debt").

17. Segment Information

We have significant operations in the United States, Ireland, and India. We did not earn material revenue in any country other than the United States during the years ended December 31, 2022, 2021, and 2020.

The following table sets forth the breakdown of long-lived assets based on geography:

	December 31,			
	2022		2021	
United States	$	122	$	119
Ireland		10		1
India		5		—
Other		1		—
Total long-lived assets	$	138	$	120

Tangible long-lived assets consist of property and equipment and operating lease right-of-use assets. Long-lived assets attributed to specific countries are based upon the country in which the asset is located.

18. Commitments and Contingencies

Purchase Commitments

We had non-cancelable purchase obligations to hardware suppliers and cloud service providers of $231 and $315 as of December 31, 2022 and 2021, respectively. As of December 31, 2022, $196 of our non-cancelable purchase obligations are due in 2023 and $35 thereafter.

As of December 31, 2022 and 2021, we had issued standby letters of credit in the amount of $8 and $13, respectively, held as collateral for various real estate leases.

Legal Proceedings

From time to time, we may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. We establish accruals for losses that management deems to be probable and subject to reasonable estimates. As of December 31, 2022 and December 31, 2021, we do not expect any claims with a reasonably possible adverse outcome to have a material impact to us, and accordingly, have not accrued for any material claims.

19. Retirement Plan

Substantially all employees are eligible to participate in the 401(k) defined contribution plan which is sponsored by us. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At our discretion, we can match a portion of the participants' contributions. During the years ended December 31, 2022, 2021, and 2020, we recognized $14, $6, and $2, respectively, of expense for the defined contribution plans. This matching program was temporarily suspended from April 1, 2020 through December 31, 2020 and was reinstated on January 1, 2021.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of December 31, 2022. Based on management's review, with participation of our Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the quarter ended December 31, 2022, our disclosure controls and procedures were not effective due to the material weakness in internal control over financial reporting as described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(e) of the Exchange Act). Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2022, based upon the framework in *Internal Control- Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Based upon this evaluation and the material weakness identified below, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022.

Material Weakness in Internal Control

We identified a material weakness in internal control related to ineffective information technology general controls, or ITGCs, in the area of user access over certain information technology, or IT, systems that support the Company's revenue financial reporting processes. As a result, the related process-level IT dependent manual controls, certain change management controls, and automated application controls for certain key IT systems were also ineffective.

The material weakness identified above did not result in any material misstatements in our financial statements or disclosures, and there were no changes to previously released financial results. Our management concluded that the consolidated financial statements included in this Annual Report on Form 10-K, present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Remediation Plan

Our management is committed to maintaining a strong internal control environment. In response to the identified material weakness above, management will take comprehensive actions to remediate the material weakness in internal control over financial reporting.

The remediation actions include: (i) creating and filling an IT Compliance Oversight function; (ii) developing and implementing additional training and awareness programs addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on user access; (iii) increasing the extent of oversight and verification checks included in operation of user access controls and processes; (iv) deploying additional tools to support administration of user access; and (v) enhancing quarterly management reporting on the remediation measures to the Audit Committee of the Board of Directors.

We believe that these actions, when fully implemented, will remediate the material weakness. The weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. As we continue to evaluate and improve the applicable controls, management may determine to take additional measures to modify the remediation plan described above. We expect that the remediation of this material weakness will be completed prior to the end of fiscal year 2023.

Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting

We disclosed in our Registration Statement on Form S-1 (File No. 333-259104) and Annual Report on Form 10-K for the year ended December 31, 2021, that material weaknesses in our internal control over financial reporting existed as of December 31, 2021. These material weaknesses relate to the controls for the financial statement close process and the controls related to unusual and infrequent transactions (including accounting for complicated stock transactions and the adoption of ASU 2014-09, Revenue from Contracts with Customers or ASC 606).

We implemented a number of measures to address the material weaknesses identified as of December 31, 2021 through development and implementation of systems, processes, and controls over the financial close and reporting process. In addition, we hired additional qualified accounting and financial reporting personnel and engaged external consultants with appropriate expertise for more challenging technical accounting issues.

We completed the necessary testing to conclude that the material weakness identified as of December 31, 2021 has been remediated as of December 31, 2022, except insofar as those controls are impacted by the ITGC-related material weakness noted above.

Changes in Internal Control over Financial Reporting

Except for the items referred to above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Inherent Limitation on the Effectiveness of Internal Control

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not Applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2022.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 14. Principal Accountant Fees and Services

Our independent public accounting firm is Ernst & Young LLP, Boston, Massachusetts, PCAOB Auditor ID 42.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

**PART IV**

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as a part of this Annual Report on Form 10-K:

(a) Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or shown either in the Consolidated Financial Statements or notes thereto.

(c) Exhibits

The documents listed in the exhibit index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated herein (numbered in accordance with Item 601 of Regulation S-K).

Item 16. Form 10-K Summary

None

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-40819), filed with the Securities and Exchange Commission on September 27, 2021).
3.2	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 001-40819), filed with the Securities and Exchange Commission on September 27, 2021).
4.1	Form of common stock certificate of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1/A (File No. 333-259104), filed with the Securities and Exchange Commission on September 13, 2021).
4.2	Form of warrant certificate of the Registrant (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K (File No. 001-40819), filed with the Securities and Exchange Commission on March 1, 2022).
4.3	Description of Capital Stock (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K (File No. 001-40819), filed with the Securities and Exchange Commission on March 1, 2022).
4.4	Fifth Amended and Restated Investors' Rights Agreement, dated April 27, 2020, by and among the Registrant and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1/A (File No. 333-259104), filed with the Securities and Exchange Committee on August 27, 2021).
10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1/A (File No. 333-259104), filed with the Securities and Exchange Commission on September 13, 2021).
10.2#	Amended and Restated 2014 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1/A (File No. 333-259104), filed with the Securities and Exchange Commission on August 27, 2021).
10.3#	2021 Stock Option and Incentive Plan, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1/A (File No. 333-259104), filed with the Securities and Exchange Commission on September 13, 2021).
10.4#	2021 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40819), filed with the Securities and Exchange Commission on August 12, 2022).
10.5#	Severance and Change in Control Policy (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1/A (File No. 333-259104), filed with the Securities and Exchange Commission on August 27, 2021).
10.6#	Toast, Inc. Chief Executive Officer Severance Letter (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1/A (File No. 333-259104), filed with the Securities and Exchange Commission on August 27, 2021).
10.7#	Toast, Inc. Senior Executive Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-40819) filed with the Securities and Exchange Commission on December 10, 2021).
10.8*#	Toast, Inc. Non-employee Director Compensation Policy

10.9†	Lease, dated June 12, 2015, by and between Registrant and Landmark Center Park Drive LLC, as amended (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1/A (File No. 333-259104), filed with the Securities and Exchange Committee on August 27, 2021).
10.10	Revolving Credit and Guaranty Agreement, dated June 8, 2021, by and among the Registrant, the guarantors party thereto, the lenders and issuing banks party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1/A (File No. 333-259104), filed with the Securities and Exchange Committee on August 27, 2021).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1*	Power of Attorney (included in the signature page to this Annual Report on Form 10-K).
31.1*	Certification of the Principal Executive Officer, pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer, pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

\#   Indicates management contract or compensatory plan, contract or agreement.

*   Filed herewith.

******   Furnished herewith. The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

†   Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

Pursuant to requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on March 1, 2023.

TOAST, INC.

By: /s/ Christopher P. Comparato

Christopher P. Comparato

Chief Executive Officer

(Principal Executive Officer)

By: /s/ Elena Gomez

Elena Gomez

Chief Financial Officer

(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher Comparato and Elena Gomez, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher P. Comparato Christopher P. Comparato	Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2023
/s/ Elena Gomez Elena Gomez	Chief Financial Officer (Principal Financial Officer)	March 1, 2023
/s/ Michael Matlock Michael Matlock	Chief Accounting Officer	March 1, 2023
/s/ Paul Bell Paul Bell	Director	March 1, 2023
/s/ Kent Bennett Kent Bennett	Director	March 1, 2023
/s/ Susan E. Chapman-Hughes Susan E. Chapman-Hughes	Director	March 1, 2023
/s/ Stephen Fredette Stephen Fredette	Co-President, Co-Founder, and Director	March 1, 2023
/s/ Mark Hawkins Mark Hawkins	Director	March 1, 2023
/s/ Hilarie Koplow-McAdams Hilarie Koplow-McAdams	Director	March 1, 2023
/s/ Aman Narang Aman Narang	Co-President, Co-Founder, Chief Operating Officer, and Director	March 1, 2023
/s/ Deval L. Patrick Deval L. Patrick	Director	March 1, 2023
/s/ David Yuan David Yuan	Director	March 1, 2023





BOARD OF DIRECTORS

Paul Bell
Operating Partner, Lead Edge Capital

Kent Bennett
Partner, Bessemer Venture Partners

Susan Chapman-Hughes
Former Executive Vice President, Global Head of Digital Capabilities, Transformation and Operations, The American Express Company

Christopher P. Comparato
Chief Executive Officer and Chairman, Toast, Inc.

Stephen Fredette
Co-President and Co-Founder, Toast Inc.

Mark Hawkins
Former President and Chief Financial Officer Emeritus Advisor, Salesforce.com, Inc.

Hilarie Koplow-McAdams
Venture Partner, New Enterprise Associates

Aman Narang
Co-President, Co-Founder and Chief Operating Officer, Toast Inc.

Deval L. Patrick
Professor of the Practice of Public Leadership and Co-Director of the Center for Public Leadership, Harvard Kennedy School; Senior Advisor, Bain Capital LLC

David Yuan
General Partner, Tidemark Capital

EXECUTIVE OFFICERS

Christopher P. Comparato
Chief Executive Officer and Chairman

Elena Gomez
Chief Financial Officer

Brian Elworthy
General Counsel and Corporate Secretary

Stephen Fredette
Co-President and Co-Founder

Aman Narang
Co-President, Co-Founder and Chief Operating Officer

toast

401 Park Drive
Suite 801
Boston, MA 02215
pos.toasttab.com